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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on July 30, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

58.com Inc.
(Exact name of Registrant as specified in its charter)
 Not Applicable
(Translation of Registrant's name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Block E, The North American International Business Center
Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101
People's Republic of China
Tel: (86 10) 5139-5858
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong (852) 3740-4700	David Roberts, Esq. Ke Geng, Esq. O'Melveny & Myers LLP Yin Tai Centre Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Beijing 100022 People's Republic of China (86 10) 6563-4200

          Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value US$0.00001 per share(2)(3)	US$	US$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-                        ). Each American depositary share represents                        ordinary shares.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchanges Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2013

American Depositary Shares

58.com Inc.

Representing        Ordinary Shares

This is the initial public offering of our American depositary shares, or ADSs. Each ADS represents            of our ordinary shares. We are selling                         ADSs, representing                        ordinary shares, [and the selling shareholders named in this prospectus are selling                        ADSs, representing                         ordinary shares]. [We will not receive any proceeds from the ADSs sold by the selling shareholders.] Prior to this offering, there has been no public market for our ADSs. The initial public offering price of our ADSs is expected to be between US$            and US$            per ADS. We have applied to list our ADSs on the [NASDAQ Global Market/NYSE] under the symbol "WUBA."

The underwriters have an option to purchase a maximum of                        additional ADSs to cover over-allotments of ADSs.

We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our ADSs involves risks. See "Risk Factors" beginning on page 14.

	Per ADS	Total
Price to Public	US$	US$
Underwriting Discounts and Commissions	US$	US$
Proceeds to Us	US$	US$
Proceeds to Selling Shareholders	US$	US$

The underwriters expect to deliver the ADSs to purchasers on or about                        , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley	Credit Suisse

The date of this prospectus is                        , 2013

[Page intentionally left blank for graphics]

        You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until                        , 2013 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors" before deciding whether to buy our ADSs. This prospectus contains information from the iResearch China Online Classifieds Market Research Report, an industry report commissioned by us and conducted by iResearch Consulting Group, or iResearch, a third-party market research firm, to provide information on our market position among online classifieds providers in China. We refer to this report as the iResearch Report in this prospectus. The iResearch Report uses data for the relevant period as of May 31, 2013 when estimating the size of the online classifieds market and the position of the market participants including us. The iResearch Report uses monthly unique visitors data of online marketplaces on personal computers from January 2012 to May 2013 and data of online marketplaces on mobile applications from August 2012 to May 2013, when estimating the position of the market participants including us. iResearch started collecting monthly unique visitors data of online marketplaces on mobile applications in August 2012.

Our Business

        We operate the largest online marketplace serving local merchants and consumers in China, as measured by monthly unique visitors on both our www.58.com website and mobile applications, according to the iResearch Report. Our online marketplace enables local merchants and consumers to connect, share information and conduct business. Our large and growing user base, merchant network and massive database of local information create a powerful network effect that enables us to maintain our leadership position.

        Our online marketplace contains a vast amount of credible and up-to-date local information in 381 cities, across diverse content categories, including housing, jobs, used goods, automotive, pets, tickets, yellow pages and other local services. We conduct automatic and manual screening using proprietary technology and processes to ensure relevance and accuracy of the information on our online marketplace. To further increase the quality of information and enhance user experience, we leverage our years of experience and continue to develop processes and features to certify local merchants, encourage user reviews, collect and respond to customer feedback through our customer service team and provide designed templates to local merchants to make listings more informative and effective. Our broad, in-depth and high quality local information, combined with our easy-to-use website and mobile applications, has made us a trusted marketplace for consumers.

        Our online marketplace also provides merchants with an affordable and effective marketing channel to reach a broad and targeted local consumer base. Our sales and customer service teams stay in regular contact with our customers to help them use our online marketing services to achieve optimal marketing effectiveness. Our well-recognized brand, "58.com," further helps local merchants to attract consumers in China. As a result, we had approximately 4.3 million active local merchants on our marketplace in the second quarter of 2013.

        Our business model is highly compatible with mobile internet. Our listing-based content is easy to display through mobile devices. Our location-based services and other mobile functionalities significantly increase user engagement. We have launched a separate merchant mobile application to increase consumer-merchant communication and enhance the ability of merchants to manage content and attract consumers. In the second quarter of 2013, 39.4% of our average monthly page views were on mobile applications.

        Leveraging the network effect of our online marketplace with our focus on providing the best user experience, we have achieved market leadership with significant user traffic and growing user engagement, as shown by:

  •
  our no.1 market position represented by 38.1% market share in terms of cash receipts in China's online classifieds market in 2012, according to the iResearch Report;

  •
  an average of 129.7 million monthly unique visitors who visited our website or used our mobile applications in the second quarter of 2013;

  •
  the number of page views per unique visitor on our website, which more than doubled in the second quarter of 2013 as compared to the same period in 2010; and

  •
  an average of 56.4 million monthly listings of local information that our users posted on our website and mobile applications in the second quarter of 2013.

        We generate revenues primarily from memberships and online marketing services. A membership is a basic service package consisting of merchant certification, display of an online storefront on our marketplace, preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team. Our online marketing services mainly include performance-based and time-based services that best suit local merchants' unique business needs and budget requirements.

        Our revenues were US$10.7 million, US$41.5 million and US$87.1 million in 2010, 2011 and 2012, respectively. We incurred net losses of US$13.9 million, US$83.4 million and US$30.4 million in 2010, 2011 and 2012, respectively.

Our Industry

        China's online marketing industry has grown significantly as the internet continues to gain popularity as an effective marketing medium. According to the iResearch Report, China's online marketing industry is expected to grow from US$12.1 billion in 2012 to US$39.3 billion in 2017 representing a five-year compound annual growth rate, or CAGR, of 26.6%. Based on iResearch's estimates, online marketing is expected to become the largest marketing medium in China in 2013.

        The rapid proliferation of internet usage is also driving a shift in marketing services towards the online channel. The online classifieds market in China is expected to grow from US$275.4 million in 2012 to US$2.4 billion in 2017, and online classifieds as a percentage of total classifieds is expected to increase from 10.6% in 2012 to 43.9% in 2017, according to the iResearch Report, due to China's large number of megacities and the resources constraints faced by local merchants, especially small and medium-sized enterprises, or SMEs. There will be 57 million SMEs in China in 2013, according to the iResearch Report. Due to their relatively smaller scale, local merchants in China face a number of inherent challenges when conducting business, which include marketing effectively and gaining credibility and consumer trust. These challenges have set the stage for the emergence of online classifieds platforms as a cost-effective medium to connect local merchants with potential customers.

        The growing adoption of mobile internet usage combined with technological advancement has enabled the proliferation of rich content and more complex applications on mobile devices. According to the iResearch Report, the number of mobile internet users in China has been growing, and is expected to continue to grow at a fast pace, increasing from 420 million in 2012 to 784 million in 2017. The accessibility and range of functionalities provided by mobile devices will lead to a higher level of user engagement, and also allow local merchants to better manage their product offerings. Mobile applications also allow online marketing services providers to better track user behavior and monitor listing effectiveness, which will in turn drive more product innovation.

Why Consumers Choose Us

  •
  Depth of information at the local level

  •
  Breadth of content categories

  •
  Up-to-date and credible information

  •
  Ease of use

  •
  Compelling mobile experience

Why Merchants Choose Us

  •
  Broad consumer reach

  •
  Affordable and effective marketing channel

  •
  Ability to target consumers

  •
  Strong customer service

  •
  Well recognized brand

Our Strengths

        We believe that our success is largely attributable to the following key competitive strengths:

  •
  Leading market position

  •
  Powerful network effect

  •
  Trusted marketplace

  •
  Proven mobile adoption

  •
  Extensive and engaged merchant network

  •
  Strong brand recognition

  •
  Significant monetization potential

  •
  Strong product development and engineering capabilities

Our Strategies

        Our vision is to provide the most convenient and trusted online marketplace for local merchants and consumers in China. We intend to achieve our vision by pursing the following growth strategies:

  •
  Grow user base and enhance user experience

  •
  Expand and strengthen merchant network

  •
  Enhance mobile capabilities

  •
  Further monetize traffic

  •
  Pursue strategic alliances and acquisition opportunities

Our Challenges

        We operate in a fast-evolving industry and face risks and uncertainties that could adversely impact our business, including those relating to our ability to:

  •
  continually anticipate user preferences and provide attractive services on our online marketplace;

  •
  retain existing and attract new local merchants to use our online marketplace and pay for our membership and online marketing services;

  •
  achieve and sustain operating profitability, given our history of losses;

  •
  effectively respond to competition;

  •
  manage our growth or execute our strategies effectively;

  •
  maintain a strong brand image and avoid events that could cause negative publicity and harm our reputation;

  •
  offer new, innovative and effective services at competitive prices to attract and retain a large user base;

  •
  balance the need to market and advertise our services with the significant costs of doing so;

  •
  capture and retain a significant portion of the growing number of users who access online marketplaces through mobile devices; and

  •
  attract, train and retain qualified personnel.

        In addition, we face risks and uncertainties related to our corporate structure and doing business in China, including:

  •
  risks associated with our control over Beijing 58 Information Technology Co., Ltd., or Beijing 58, which is based on contractual arrangements rather than equity ownership;

  •
  risks related to the potential conflict between PRC and Cayman Islands fiduciary duties owed by directors of Beijing 58 and our company and the lack of framework for the resolution of fiduciary duty conflicts between these different jurisdictions; and

  •
  uncertainties associated with the interpretation and application of PRC regulations and policies, including those relating to the distribution of internet content in China.

        Please see "Risk Factors" for a more detailed discussion of these and other risks and uncertainties we face.

Corporate History and Structure

        We began our operations in China in 2005 through Beijing 58, a PRC limited liability company, which became one of our consolidated affiliated entities through certain contractual arrangements. Due to the legal restrictions and qualification requirements on foreign ownership of value-added telecommunications services, we operate our online marketplace through Beijing 58.

        In January 2010, we incorporated China Classified Network Corporation, or CCNC BVI, a holding company established in the British Virgin Islands. Subsequently, CCNC BVI established China Classified Information Corporation Limited, or CCIC HK, a Hong Kong limited liability company, as its wholly owned subsidiary. CCIC HK then established Beijing Chengshi Wanglin Information Technology Co., Ltd., or Wanglin, as a wholly foreign-owned enterprise in China. Wanglin entered into a series of contractual agreements with Beijing 58 and its shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney, under which Wanglin exercises effective control over the operations of Beijing 58. The shareholders of Beijing 58 received nominal monetary benefits in return for entering into the contractual arrangements with Wanglin.

        Our current holding company, 58.com Inc., was incorporated in May 2011 as a limited liability company in the Cayman Islands. Through a share exchange in July 2011, CCNC BVI became a wholly owned subsidiary of 58.com Inc.

        In March 2012, CCIC HK established 58 Tongcheng Information Technology Co., Ltd. or 58 Technology, as a wholly foreign-owned enterprise in China, to operate our customer service operations in China.

        Due to PRC legal restrictions and qualification requirements on foreign ownership and investment in value-added telecommunications services in China, we operate a portion of our business through our consolidated affiliated entity, Beijing 58, and its subsidiaries. We do not hold any equity interest in Beijing 58; however, through a series of contractual arrangements with Beijing 58 and its shareholders, we effectively control Beijing 58 and its subsidiaries and enjoy their economic benefits. Beijing 58 and its subsidiaries are considered "variable interest entities" of our company under U.S. generally accepted accounting principles. Therefore, we have consolidated the financial results of Beijing 58 and its subsidiaries into our financial statements. If Beijing 58 or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over Beijing 58. Furthermore, if we are unable to maintain effective control over Beijing 58, we would not be able to continue to consolidate the financial results of Beijing 58 and its subsidiaries with ours.

        Under the exclusive business cooperation agreement, Wanglin has the exclusive right to provide technical and business support and consulting services to Beijing 58 in exchange for service fees. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing the services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. The exclusive business cooperation agreement will remain in effect unless Wanglin terminates the agreement in writing at its sole discretion or a relevant government authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. The shareholders of Beijing 58, under the equity pledge agreements, pledged their equity interests in Beijing 58 to secure Beijing 58's and its shareholders' performance under the contractual arrangements. As a result, Wanglin is entitled to all dividends and other distributions made by Beijing 58. In order to maintain sufficient working capital in Beijing 58, Wanglin has not yet exercised its right to provide services to Beijing 58 and thus has not yet received any service fee payment from Beijing 58, as of the date of this prospectus. We currently expect Beijing 58 to begin paying a portion of its quarterly profit as service fee to Wanglin once Beijing 58 becomes profitable net of accumulated losses, taking into account Beijing 58's working capital requirements. In addition, Beijing 58's shareholders, in the exclusive option agreements, irrevocably granted Wanglin, or Wanglin's designees, an unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interests in Beijing 58 from the shareholders for a nominal price from Beijing Wanglintong Information Technology Co., Ltd., an entity shareholder of Beijing 58, or a specified price equal to the loan provided by Wanglin to the individual shareholder. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. The exclusive option agreements will remain effective until all equity interests in Beijing 58 held by Beijing 58's shareholders are transferred or assigned to Wanglin or Wanglin's designee. The equity pledge agreements will remain in effect until Beijing 58 and its shareholders fulfill all of their obligations under the contractual arrangements. The equity pledge agreements can only be terminated when Beijing 58 and its shareholders discharge all of their obligations under the contractual arrangements to the satisfaction of Wanglin. Furthermore, Beijing 58's shareholders irrevocably appointed Wanglin as their exclusive agent and attorney and vested Wanglin with full power to exercise all their rights as Beijing 58's shareholders under the powers of attorney. The powers of attorney remain in effect indefinitely as long as the shareholders remain Beijing 58's shareholders.

        The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this prospectus:

Note:

(1)
Jinbo Yao, Lianqing Zhang, Jianbo Su, Beijing Wanglintong Information Technology Co., Ltd. hold 37.8%, 39.8%, 9.0%, and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Mr. Yao is the sole director and holds a 16.7% equity interest in Beijing Wanglintong Information Technology Co., Ltd., which is jointly owned by Mr. Yao, certain members of our management team and ex-employees of our company. Lianqing Zhang is an employee of SAIF Partners.

        Mr. Jinbo Yao is the chairman, chief executive officer and a shareholder of our company and beneficially owns 27.9% of our outstanding share capital prior to this offering. He is also the sole director, an executive officer and a shareholder of Beijing 58, holding 37.8% equity interest in Beijing 58. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., an entity that holds 13.4% equity interest in Beijing 58. Thus, conflicts of interest between his fiduciary duties to our company, his duties to Beijing 58 and his interests as a major shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. Furthermore, in the context of Mr. Yao's acting as the director and an executive officer of Beijing 58, PRC law would not require him to consider our company's best interests. We rely on Mr. Yao to abide by PRC law, which provides that directors and executive officers owe a duty of loyalty and duty of care to a company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and directors and executive officers of Beijing 58 should any arise, we would have to rely on legal proceedings, the outcome of which would be uncertain. Any such dispute could result in significant disruption of our business and possibly temporary or permanent loss of control over Beijing 58 and its subsidiaries. See "Risk Factors—Risks Related to Our Business—The shareholders of our affiliated PRC entities have potential conflicts of interest with us, which may adversely affect our business."

        Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology, to address risks related to the contractual arrangements discussed above and under "Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry." Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to enter into new membership and online marketing services agreements with our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2012, a majority of our assets were held by Wanglin and 58 Technology. We expect Wanglin and 58 Technology to collectively account for the majority of our revenues, costs and expenses in 2013 and going forward. We further expect Beijing 58's business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

Corporate Information

        Our principal executive offices are located at Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, People's Republic of China. Our telephone number at this address is (86 10) 5139-5858. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is                         .

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.58.com. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to this Prospectus

        In determining the market share of each major online marketing services provider, iResearch used the total amount of cash received by the service provider as the main criterion. iResearch determined the total amount of cash received by online marketing service providers through a combination of interviews with industry executives and statistical extrapolation. In a survey of a sample of major online marketing services companies, executives provided estimates of cash receipts for their respective companies, which iResearch aggregated and used as a basis to extrapolate the total amount of cash receipts by the industry as a whole. Amounts of cash receipts from online classifieds are generally higher than revenues recognized under the accounting principles generally accepted in the United States, or U.S. GAAP, as such amounts do not take into consideration revenue recognition polices or accounting policies on advances and deposits from customers and deferred revenues.

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "ADSs" refer to American depositary shares, representing our ordinary shares; each ADS represents                        ordinary shares;

  •
  "active local merchants" refer to registered users on our marketplace that have identified themselves as corporate entities (as opposed to individuals) and that have logged onto www.58.com or one of our mobile applications at least once in a given period specified in this prospectus;

  •
  "members" refer to the registered accounts through which our users have purchased our membership services and whose membership subscriptions are in their service period at any point during a given period specified in this prospectus;

  •
  "monthly listings" refer to the number of monthly listings that our users post on our marketplace;

  •
  "monthly page views" refer to the number of monthly page views on the listing pages and landing pages on www.58.com and on our mobile applications;

  •
  "monthly unique visitors on www.58.com" refer to different IP addresses visiting www.58.com in a given month, as measured by Google Analytics, a product that provides digital marketing intelligence;

  •
  "monthly unique visitors on mobile applications" refer to different IDs visiting any of our mobile applications in a given month. Monthly unique visitors on our different types of mobile applications are obtained either from our database or based on our best estimates for some feature phones that are not set up to provide cookie information;

  •
  "monthly unique visitors on www.58.com and our mobile applications" refer to the total of monthly unique visitors on www.58.com and monthly unique visitors on our mobile applications;

  •
  "ordinary shares" refer to the ordinary shares of 58.com Inc., par value US$0.00001 per share;

  •
  "PRC" or "China" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "preference shares" refer to series A, series A-1, series B and series B-1 convertible and redeemable preference shares of 58.com Inc., par value US$0.00001 per share;

  •
  "RMB" or "Renminbi" refers to the legal currency of China;

  •
  "US$" or "U.S. dollars" refer to the legal currency of the United States;

  •
  "we," "us" and "our company" refer to 58.com Inc., a Cayman Islands company, its subsidiaries, China Classified Network Corporation, a British Virgin Islands company, and China Classified Information Corporation Limited, a Hong Kong company, and its PRC subsidiaries, including Beijing Chengshi Wanglin Information Technology Co., Ltd. and 58 Tongcheng Information Technology Co., Ltd., and, in the context of describing our operations and consolidated financial information, also include the consolidated PRC affiliated entities, Beijing 58 Information Technology Co., Ltd. and its subsidiaries; and

  •
  "58.com" brand refers to

  ,

  and our other trademarks.

        Renminbi amounts shown in this prospectus are accompanied by translations into U.S. dollars solely for the convenience of the reader. In addition, certain PRC economic and market data shown in U.S. dollars in this prospectus have been translated from Renminbi amounts. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this prospectus were made at RMB6.2301 to US$1.0000, the noon buying rate for December 31, 2012 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On July 26, 2013, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1316 to US$1.0000.

THE OFFERING

        The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs
[ADSs offered by the selling shareholders]	ADSs
[Total ADSs offered]	ADSs
Ordinary shares outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)
The ADSs	Each ADS represents ordinary shares, par value US$0.00001 per share.
The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.
If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.
You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Over-allotment option
We [and the selling shareholders] have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs to cover over-allotments.

Use of proceeds	We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in our product development, engineering capability, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up
[We, our directors and executive officers, our existing shareholders and certain of our option holders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting" for more information.
Proposed [NASDAQ Global Market/NYSE] symbol
We have applied to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol "WUBA." Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2013.
Depositary
[Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons.]
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•
assumes conversion of all outstanding series A, series A-1, series B and series B-1 convertible and redeemable preference shares into 87,566,599 ordinary shares upon the completion of this offering; and

•
excludes 10,204,029 ordinary shares reserved for future issuances under our employee stock option plan, including 8,210,738 ordinary shares issuable upon the exercise of options outstanding as of July 15, 2013, at a weighted average exercise price of US$1.44 per share.

 Our Summary Consolidated Financial Data

        The following summary data of consolidated statements of comprehensive loss and summary consolidated cash flow data for the years ended December 31, 2010, 2011 and 2012 and summary consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$, except for share, per share and per ADS data)
Summary Data of Consolidated Statement of Comprehensive Loss:
Revenues:
Membership	3,447	19,654	47,919
Online marketing services	6,597	15,500	28,509
Other services	658	6,380	10,694

Total revenues	10,702	41,534	87,122
Cost of revenues(1)	2,330	6,301	10,406

Gross profit	8,372	35,233	76,716
Operating expenses(1):
Sales and marketing expenses	16,783	100,134	76,422
Research and development expenses	2,247	7,784	18,464
General and administrative expenses	3,170	10,721	13,088

Total operating expenses	22,200	118,639	107,974

Loss from operations	(13,828)	(83,406)	(31,258)

Net loss	(13,871)	(83,402)	(30,401)

Accretions to preference shares redemption values	(860)	(6,547)	(10,233)
Deemed dividends to preference shareholders	(664)	—	—

Net loss attributable to ordinary shareholders	(15,395)	(89,949)	(40,634)

Net loss attributable to 58.com Inc.	(13,871)	(83,402)	(30,401)
Foreign currency translation adjustment, net of nil tax	(38)	2	(48)

Comprehensive loss attributable to 58.com Inc.	(13,909)	(83,400)	(30,449)

Net loss per ordinary share attributable to ordinary shareholders—basic and diluted	(0.30)	(2.03)	(0.92)
Weighted average number of ordinary shares used in computing basic and diluted earnings per share	50,589,146	44,245,388	44,245,388
Net loss per ADS(2):
Basic
Diluted

Notes:

(1)
Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$)
Cost of revenues	112	26	30
Sales and marketing expenses	47	225	270
Research and development expenses	429	443	489
General and administrative expenses	1,194	1,276	882

Total	1,782	1,970	1,671

(2)
Each ADS represents            ordinary shares.

	As of December 31,
	2010	2011	2012
	(in thousands of US$)
			Actual	Pro forma(1)	Pro forma as adjusted)(2)
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	45,655	45,485	35,647	35,647
Total assets	51,426	65,994	56,456	56,456
Deferred revenues	4,838	15,399	28,955	28,955
Customer advances and deposits	507	3,813	11,040	11,040
Total liabilities	11,128	50,016	69,003	69,003
Total mezzanine equity	65,627	129,284	139,517	—
Total shareholders' (deficit)	(25,329)	(113,306)	(152,064)	(12,547)

Notes:

(1)
The consolidated balance sheet data as of December 31, 2012 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 ordinary shares immediately upon the completion of this offering.

(2)
The consolidated balance sheet data as of December 31, 2012 are adjusted on a pro forma as adjusted basis to give effect to (1) the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 ordinary shares immediately upon the completion of this offering and (2) the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$)
Summary Consolidated Cashflow Data:
Net cash used in operating activities	(5,922)	(50,323)	(4,728)
Cash used in purchase of property and equipment	(2,522)	(5,655)	(5,227)
Net cash used in investing activities	(2,522)	(10,455)	(27,153)
Net cash provided by financing activities	53,246	57,110	253

RISK FACTORS

        An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

  We operate in a fast-evolving industry, which makes it difficult to evaluate our business and prospects.

        We commenced operations in 2005 and many of the elements of our business are evolving and relatively unproven. The markets for our technology and products and services are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon growing our user base and explore new market opportunities, and we may not succeed in any of these respects.

        As the online marketing services and mobile services industries in China are relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. We cannot assure you that our attempts to expand our user base and products and services will be successful, profitable or widely accepted and therefore the future revenue and income potential of our business are difficult to evaluate. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories may encounter.

  If we fail to continually anticipate user preferences and provide attractive services on our online marketplace, we may not be able to grow and retain our user base.

        Our success depends on our ability to grow and retain our user base. In order to attract and retain users and compete against our direct competitors and other industry or content-specific vertical websites, we must continue to innovate and introduce services that our users find useful and attract them to use our online marketplace more frequently and become our paying users. For example, we must continue to develop new content categories on our online marketplace that appeal to our users. The popularity of online marketing services and other internet services is difficult to predict, and we cannot be certain that the services we offer will continue to be popular with our users or sufficiently successful to offset the costs incurred to offer these services. Given that we operate in a rapidly evolving industry in China, we need to continually anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to anticipate and meet the needs of our users, the size of our user base may decrease. A decrease in our user base would render our online marketplace less attractive to merchants and may reduce our membership and online marketing revenues, which may have a material and adverse effect on our marketing business, financial condition and results of operations.

  If we fail to retain existing or attract new local merchants to use our online marketplace and pay for our membership and online marketing services, our business, financial condition and prospects may be materially and adversely affected.

        The success of our business depends on our ability to attract and retain local merchants that provide information on our online marketplace to consumers and pay for our membership and online marketing services and to offer attractive products and services to our consumer users. If we are unable to grow and maintain a healthy ecosystem of local merchants, our users may find our online marketplace to be less useful than expected and may not continue to use our online marketplace. This in turn may affect our ability to attract new merchants and convince existing merchants to renew their paid memberships or increase their level of spending on our services. Our membership contracts have terms ranging from one month to one year. A significant portion of our members are small and medium-sized local merchants who fail to renew their membership contracts upon expiration for a number of reasons. The competitive landscape of such local merchants changes quickly and may have temporary recruiting or marketing needs from time to time. In addition, our efforts to provide greater incentives for our existing members to use our online marketing services, including marketing activities to highlight the value of differentiated members-only services, may not be successful. Our customers may terminate their memberships or other spending on our online marketing services because we no longer serve their needs or because their demands can be better fulfilled by our competitors or other service providers. Decisions by our customers not to renew their memberships or not to use our online marketing services could reduce our revenues, as well as cause us to incur additional cost in attracting new members and other customers. A significant increase in local merchant attrition or decrease in local merchant spending on our services would have an adverse effect on our business, financial condition and results of operations.

  We have incurred net losses since our inception and significant negative cash flow from operations. We may not be able to achieve or maintain profitability or positive net cash flow from operations.

        We have incurred net losses since our inception, including net losses in the amount of US$13.9 million, US$83.4 million and US$30.4 million in 2010, 2011 and 2012, respectively. In addition, we had negative cash flow from operations of US$5.9 million, US$50.3 million and US$4.7 million in 2010, 2011 and 2012, respectively. Our historical net losses and negative cash flow from operations are primarily related to sales and marketing expenses, research and development expenses, and other costs and expenses we incurred to build, operate and expand our online marketplace, grow our user base and establish our market position. We expect that we will continue to incur marketing and sales, research and development and other expenses to launch new services and grow our user base, which may affect our profitability and operating cash flow in the future.

        Our future profitability may also be significantly impacted by the success of our recent and new service offerings, such as our mobile services. As competition in these new services intensifies in China, we may choose to invest heavily to gain market share, which may adversely affect our profitability.

        In addition, our ability to achieves profitability is affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continuous development of the online marketing industry in China and local merchants' allocation of more of their budgets to online marketing services companies. We cannot assure you that online marketing services companies will become more widely accepted in China or that merchants will increase their spending on online marketing services websites.

        If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected and we may continue to incur net losses in the future. If we are unable to achieve and maintain positive operating cash flows, we may need to seek debt or equity financing or may cease to operate as a going concern. If we seek further equity financing, it may dilute our existing shareholders.

  We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

        We face intense competition. Our competitors in the online marketing space include industry or content-specific vertical websites whose information serve the same underlying industries as certain content categories of our online marketplace, as well as smaller or regional online classifieds websites. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily on the basis of user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities.

        We believe that our competitiveness depends upon many factors both within and beyond our control, including our ability to increase our brand recognition and continue to develop user loyalty, our ability to keep up with the technological developments and users' changing demands and our ability to raise sufficient capital to sustain and expand our business. Some of our current and potential competitors may have greater financial, marketing and other resources than we have. In addition, local content providers may be acquired by, receive investments from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Certain of our competitors may be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us. Increased competition may reduce our market share and require us to increase our marketing and promotion efforts, which could negatively affect our operating margins or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors or maintain our leading position in the online marketing services market in China, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

  We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

        We have experienced a period of rapid growth and expansion, which has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth and expansion will be sustainable or achieved at all in the future. We believe that our continued growth and expansion will depend on our ability to develop new sources of revenue, attract new members and customers, retain and expand members and customers, encourage additional spending by our customers, continue developing innovative technologies in response to user demand, increase brand awareness through marketing and promotional activities, react to changes in user access to and use of the internet, expand into new market segments, integrate new devices, platforms and operating systems and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

        To manage our growth and expansion, and to attain and maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with our members and customers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to operate in new cities in China, including a number of small cities in China, where we may have difficulty in adjusting to local market demands and regulatory requirements. We cannot assure you that we will be able to effectively manage our growth and expansion or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

  Any damage to our reputation and brand or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

        We believe that the market recognition and reputation of our brand have significantly contributed to the success of our business. Maintaining and enhancing our brand is critical to our success and ability to compete. Many factors, some of which are beyond our control, may negatively impact our brand and reputation, such as:

  •
  any failure to maintain a pleasant and reliable experience for users as their preferences evolve and as we expand into new services;

  •
  any decrease in brand awareness among our existing and potential users; and

  •
  any negative media publicity about us or online marketing services or mobile services in general, including any actual or perceived security or product quality problems involving online marketing services providers in China.

        Although all of our members and a portion of our registered users go through certain verification procedures, fraudulent transactions and sale of counterfeit or pirated, as well as faulty or defective, items through our online marketplace have occurred in the past and may occur in the future. In the past, we found several counterfeit products sold through our website primarily relating to our group buying business, which we significantly scaled back since mid-2012, and immediately stopped the sellers from selling such counterfeit products. Although we do not believe that we are responsible for the sellers' wrongdoings, several Chinese media reported the incidents and accused us of failure to safeguard buyers' rights on our website. These incidents and any similar incidents or true or untrue claims of such incidents could harm our reputation, impair our ability to attract and retain users and grow our base of paying customers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to develop our user loyalty and increase positive awareness of our website, our results of operations may be materially and adversely affected.

  We have incurred significant costs on a variety of marketing efforts, including significant advertising expenses, designed to attract users, and some marketing campaigns and methods may turn out to be ineffective.

        We have invested significantly in marketing to promote public awareness of online marketing services, enhance our brand recognition and drive user growth, including incurring US$8.2 million, US$68.5 million and US$25.1 million in advertising expenses in 2010, 2011 and 2012, respectively. Such advertising expenses represented 49.0%, 68.4% and 32.8% of our total sales and marketing expenses and 76.9%, 164.9% and 28.8% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

  We derive a significant portion of our revenues from five of China's major cities and we face market risk due to our concentration in these major urban areas.

        We derive a significant portion of our revenues from five of China's major cities: Beijing, Shanghai, Shenzhen, Guangzhou and Chengdu. We expect these five cities to continue to be important sources of revenues in all of our content categories. If any of these major cities experience events which negatively impact the internet industry, such as a serious economic downturn or contraction, a natural disaster, or slower economic growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially reduced. Any of these cities may experience decreases in demand for services related to specific content categories on our marketplace, such as housing or automotive, due to local policies, regulations or economic conditions. In addition, if a competitor, including a local competitor whose business focuses on one of these cities, were to gain significant market share in any of these cities, our revenues may be materially and adversely affected.

  The markets for online marketing services and mobile services in China are constantly evolving and may not grow as quickly as expected or at all.

        Our business and prospects are affected by the development of emerging internet business models in China, including those for online marketing services and mobile services. Our membership services and other online marketing services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. We cannot assure you that the online marketing services and mobile services industries in China will continue to grow as rapidly as they have in the past or at all. With the development of technology, new internet services may emerge which are not a part of our service offerings and which may render online marketing services or mobile services less attractive to users. The growth and development of these industries are affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users' general online experience, cultural influences and changes in tastes and preferences. If the online marketing services and mobile services industries in China do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

  If we fail to keep up with the technological developments and users' changing requirements or to successfully capture and retain a significant portion of the growing number of users that access online marketing services, we may be unable to meet our revenue growth expectations and our results of operation may be adversely affected.

        The internet industries in China are subject to rapid and continuous changes in technology, user preferences, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduction of revenues from our membership services or a decrease in spending on our other services.

        Our online marketing services are now accessible to users from many internet-enabled devices, and we offer versions of our services for mobile operating systems, including Android and iOS. An important element of our strategy is to continue to develop our online marketplace and services for mobile devices to capture a greater share of the growing number of users that access online marketing services and other internet services through smartphones and other mobile devices. The lower resolution, functionality and memory associated with some mobile devices make the use of services through such devices more difficult and the services we develop for these devices may fail to prove compelling to users. Manufacturers or distributors may establish unique technical standards for their devices, and our services may not work or be viewable on these devices as a result. As new devices and new services are continually being released, it is difficult to predict the problems we may encounter in developing our services for use on these devices and we may need to devote significant resources to the creation, support and maintenance of such services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. Furthermore, new online marketing services may emerge which are specifically created to function on mobile platforms, as compared to our online marketing services that were originally designed to be accessed through personal computers, or PCs, and such new services may operate more effectively through mobile devices than our own. If we are unable to attract and retain a substantial number of mobile device users to our services, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

        Furthermore, changes in technologies may require substantial capital expenditures in development of new features, applications and services as well as in modification of existing features, applications, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstandings or erroneous predictions of market demand or lack of necessary resources. Failure in keeping up with technological developments may result in our online marketplace being less attractive, and as a result we may be unable to meet our revenue growth expectations and our results of operations may be adversely affected.

  If internet search engines' ranking methodologies are modified or our search result page rankings decline for other reasons, our user traffic could decrease.

        We depend in part on various internet companies to direct traffic to our website. Our ability to maintain the number of visitors directed to our website is not entirely within our control. Our competitors' search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If internet companies modify their search algorithms in ways that are detrimental to our user growth or in ways that make it harder for our users to find our website, or if our competitors' search engine optimization efforts are more successful than ours, our overall growth in user traffic could slowdown or decrease, and we could lose existing users. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website would harm our business and results of operations.

  Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

        We currently depend on the continued services and performance of the key members of our management team, in particular Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Yao is one of our founders and his leadership has played an integral role in our growth. Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their service, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a confidentiality and non-competition agreement with us. However, if any dispute arises between our executive officers and key employees, on one hand, and us on the other, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China's legal system. See "—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us."

  If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

        Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical and marketing personnel with expertise in the online marketing industry. Our field sales and customer service teams are also critical to maintaining the quality of our services as they interact with local merchants on a daily basis. We must continue to attract qualified personnel at a fast pace to keep up with our growing user base and the scale of our operations. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

  The proper functioning of our marketplace, network infrastructure and information technology systems is essential to our business, and any failure to maintain the satisfactory performance, security and integrity of our systems will materially and adversely impair our ability to provide services and affect our business, reputation, financial condition and results of operations.

        The proper functioning of our marketplace is essential to the conduct of our business. Specifically, the satisfactory performance, reliability and availability of our website and mobile applications, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain users and provide adequate services. Our revenues depend on the user traffic on our website and the volume of activities that traffic creates.

        In addition, our ability to provide consumers and local merchants with a high quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. The risks we face in this area include:

  •
  our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events;

  •
  we may encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. The development and implementation of software upgrades and other improvements to our internet services is a complex process, and issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire user base; and

  •
  we rely on servers, data centers and other network facilities provided by third parties, and the limited availability of third-party providers with sufficient capacity to house additional network facilities and broadband capacity in China may lead to higher costs or limit our ability to offer certain services or expand our business. In particular, electricity, temperature control or other failures at the data centers we use may adversely affect the operation of our servers or result in service interruptions or data loss.

        These and other events in the past occasionally led to and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm our systems that result in the unavailability of our website and mobile applications or reduced performance would reduce the attractiveness of the services offered on our online marketplace. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

  Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

        Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

        In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

  We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. As of June 30, 2013, we had registered six domain names that are material to our business, including www.58.com, and www.58.com.cn, and 28 trademarks in China. As the registrant of the trademarks, Beijing 58 has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Beijing 58 also enjoys the exclusive right to use the domain names that it has registered. However, trademarks may also be invalidated, circumvented, or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

        It is often difficult to enforce intellectual property rights in China. Even where adequate laws exist in China, it may not be possible to obtain prompt and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies.

  We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, including social networks, or "copycat" websites that have misappropriated our data in the past or may misappropriate our data in the future.

        From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites. In addition, "copycat" websites have misappropriated data on our website and attempted to imitate our brand or the functionality of our website. When we have become aware of such websites, we have taken measures to halt such conduct. However, we may not be able to detect all such websites in a timely manner and the measures we take may be insufficient to stop their conduct. In those cases, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

  We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

        Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties' rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair competition against our competitors. As we face increasing competition and sometimes have to take defensive measures in response to competitive pressure and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement and unfair competition claims. Intellectual property and unfair competition claims and litigation may be expensive and time-consuming to investigate and defend, and may divert resources and management attention from the operation of our business. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to be made to our website to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

        We utilize software that selectively identifies classified information listings on other websites in certain content categories for which our certification procedure is not required and replicates such listings on www.58.com. These replicated listings are not given individualized registered user accounts and are not counted as listings for purposes of calculating the monthly listings posted by our users as disclosed in this prospectus. If an original poster wants to delete a replicated listing on our website, the poster can either use our online self-help functions or contact our customer service online to delete the listing. We do not explicitly indicate the replicated listings on our website, although we notify our users of the replicated nature of the listings upon inquiry. We believe this is a widespread practice in our industry in China. However, the practice may be deemed to be in violation of the PRC Anti-Unfair Competition Law. If other market participants bring legal claims against us for conducting unfair competition, we may be held liable by the court and be required to pay damages to the plaintiffs equal to the losses suffered by the market participants as a result of the unfair competition practices or, if it is difficult to calculate the losses, equal to the aggregate profits earned through the unfair competition practices and the reasonable expenses incurred by the plaintiffs to investigate the unfair competition practices. In addition, if the replicated listings are protected under copyright law, the practice of replicating listings may be deemed to be copyright infringement. In such case, we may be required to cease the act of infringement, eliminate any influence caused, apologize to and pay damages to the copyright owners and be subject to penalties including confiscation of illegal gains and imposition of fines by the relevant governmental authorities. In addition, we have from time to time been the subject of critical media coverage due to this practice, which could harm our reputation and business.

  We may be held liable to third parties for information or content displayed on, retrieved from or linked to our website, or distributed to website users, which could harm our reputation and business.

        Our online marketing services enable users to exchange local business or service information, generate content, market products and services, conduct business and engage in various other online activities. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted on our website, generated by our users, or delivered or shared hypertext links to third-party websites, or video or image services, if appropriate licenses and/or third-party consents have not been obtained. Third-parties may also seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

        We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright or personal rights infringement. In such cases, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our website. Pursuant to the user agreement, a user makes certain representations and warranties relating to the user generated content on our website. See "Business—Content Management and Monitoring." However, we have been and in the future may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our website. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to the enforcement mechanism of PRC legal system, which may not be effective. Our data security team also screens our website to eliminate content that we believe may infringe copyrights. Although our internal policy, terms of our user agreements and the screening system are designed to help limit the occurrences and impact of infringing activities, they may not be effective in eliminating such occurrences or dissemination of infringing materials on our website.

        Pursuant to PRC national and Beijing local regulations and judicial interpretations, online service providers that provide information storage space for users to upload works or link services may be held liable for damages if such providers know or have reason to know that the works uploaded or linked infringe others' copyrights. The Supreme People's Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they should have known to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it has a higher duty of care with respect to internet users' infringement of third-party copyrights. This interpretation could subject us and other online service providers to significant administrative burdens and litigation risks.

  Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.

        Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries and affiliated entities are required to keep our users' personal information confidential and are prohibited from disclosing such information to any third parties without the users' consent. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users' prior consent, we will not provide any of our users' personal information to any unrelated third party. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People's Congress and the MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect our ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our website. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

  We could be liable for any breach of security relating to the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our online marketplace and have other adverse consequences to our business.

        Users may conduct transactions on our online marketplace through third-party online payment platforms. In these online payment transactions, secured transmission of confidential information, such as customers' credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales and transactions conducted on our online marketplace will be conducted over the internet as a result of the growing use of online payment platforms. As the prevalence of using online payment methods increases, associated online crimes will likely increase as well. Our current security measures and those of the third-party online payment platform service providers may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users have confidence in the reliability of the online payment platforms that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment platform service providers. Security breaches of the online payment platforms that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation.

        A significant barrier to financial transactions or other electronic payment processing platforms over the internet in general has been public concern over the security of online payments. If these concerns are not adequately addressed, they may inhibit the growth of paid online services generally. If an internet or mobile network security breach were to occur and get publicized, the perceived security of the online payment platforms may be damaged, and users concerned about the security of their transactions may become reluctant to purchase our services even if the publicized breach did not involve payment platforms or methods used by us.

        If any of the above were to occur and damage our reputation or the perceived security of the online payment platforms that we use, we may lose users and user traffic, and users may be discouraged from purchasing our services, which may have an adverse effect on our business. Any significant reduction in user traffic could lead to lower revenues from membership and online marketing services.

  Spammers and malicious applications may make our services less user-friendly and discourage users from using our website or services.

        Spammers may use our website and services to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make usage of our website and services more time-consuming and less user-friendly. As a result, our users may use our services less or stop using them altogether. As part of fraudulent spamming activities, spammers typically create multiple user accounts, such as accounts being set-up for the purposes of sending spam messages. Although we have technologies and employees that attempt to identify and delete accounts created for spamming purposes, we are not able to eliminate all spam messages from being sent on our website.

  Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will maintain its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including the United States. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil prices and other markets, and over the possibility of a war involving Iran. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

        The online information services and mobile services industries may be affected by economic downturns. Thus, our business and prospects may be affected by the macroeconomic environment in China. A prolonged slowdown in the Chinese economy may lead to a reduced amount of activities on our marketplace, which could materially and adversely affect our business, financial condition and results of operations. In addition, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing members and customers and recruiting new members and customers will be adversely affected, which would in turn negatively impact our business and results of operations.

        Moreover, a slowdown or disruption in the global or China's economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors' confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of China's economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of China's economy.

  Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

        We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. In addition, to the extent the strategic partner suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties, and we may have little ability to control or monitor their actions.

        In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Furthermore, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

        Furthermore, the legal requirements on acquisitions by us and our PRC subsidiaries are different from acquisitions by our affiliated PRC entities. Most importantly, if we or our PRC subsidiaries acquire any domestic companies in China, such acquisition will be subject to PRC laws and regulations on foreign investment. We and our PRC subsidiaries are restricted or prohibited from directly acquiring interests in companies in certain industries under PRC laws and regulations. See "Regulation—Regulations on Value-Added Telecommunication Services." Our affiliated PRC entities are not subject to PRC laws and regulations on foreign investment and may acquire PRC companies operating in industries where foreign investments are restricted or prohibited. However, there are uncertainties with respect to the interpretation and application of PRC laws and regulations regarding indirect foreign investments in such industries. See "Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website."

  We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

        We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

  If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the two years ended December 31, 2012, we and our independent registered public accounting firm identified one "material weakness" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

        Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

  We have granted employee share options and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statement of income in accordance with U.S. GAAP. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

        We adopted a stock option plan in 2010, or the 2010 plan, for the purpose of granting share options to employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under the 2010 plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. As of July 15, 2013, there are options to purchase 8,210,738 ordinary shares that are issued and outstanding, and 9,969,196 ordinary shares have been issued upon exercised vested options under the 2010 plan. As a result of these grants and potential future grants under the 2010 plan or additional share-based compensation plan, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net losses, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by incentive shares or options.

  We have limited business insurance coverage.

        Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Except for the property insurance and third-party liability insurance purchased by Wanglin, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

  Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

        All of our offices and data centers are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

  Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.

        Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting an internet content distribution business. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an internet content provision license, or ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. Due to a lack of interpretation from MIIT, it is unclear what impact the MIIT Circular will have on us or the other PRC internet companies that have adopted the same or similar corporate and contractual structures as ours. Beijing 58 holds an ICP license, and owns all domain names used in our value-added telecommunications businesses. Beijing 58 is also the owner of all registered trademarks used in our value-added telecommunications businesses and is the applicant of all the applications for trademark registration we have made.

        We are a Cayman Islands company and our PRC subsidiary, Wanglin, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Wanglin, Beijing 58 and Beijing 58's shareholders. As a result of these contractual arrangements, we exert control over our affiliated PRC entities and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see "Our Corporate History and Structure."

        In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our affiliated PRC entities, the contractual arrangements among Wanglin, Beijing 58 and its shareholders, and, except as otherwise disclosed in this prospectus, our business operations, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

        Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or affiliated PRC entities, revoking the business licenses or operating licenses of our PRC subsidiaries or affiliated PRC entities, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our affiliated PRC entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our affiliated PRC entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

  We rely on contractual arrangements with our affiliated PRC entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our affiliated PRC entities with our financial results. If our affiliated PRC entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

        Because of PRC restrictions and qualification requirements on foreign ownership of value-added telecommunications services in China, we depend on contractual arrangements with our affiliated PRC entities, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our affiliated PRC entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our affiliated PRC entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. Furthermore, each of our affiliated PRC entities' company chops are held by each company's legal or accounting department. Our ability to ensure the affiliated entities' performance under the contractual agreements may be limited if we were unable to secure control of the company chops in the event of a dispute with the entity's management or shareholders as many official documents require affixation of company chops to become fully effective. As a result, if our affiliated PRC entities or their shareholders fail to perform their obligations under these contractual arrangements we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our affiliated PRC entities with our financial results.

        These contractual arrangements are governed by PRC law and provide for dispute resolution through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under PRC law, if parties to a contract have agreed to resolve disputes arising from the contract by arbitration, a PRC court will not accept a lawsuit initiated at the court by any contract party, unless the agreement for arbitration is invalid. An arbitration award issued by the arbitration commission chosen in accordance with the agreement is final, binding and enforceable against the parties. If any party fails to comply with the arbitration award, the other party has the right to apply with a competent court for enforcement. However, the legal environment in the PRC is not as developed as other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our affiliated PRC entities, and our ability to conduct our business may be negatively affected. In addition, a PRC court or arbitration tribunal may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore are against PRC public policy.

        If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us."

  The shareholders of our affiliated PRC entities have potential conflicts of interest with us, which may adversely affect our business.

        Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 27.9% of the total outstanding shares of our company. See "Principal [and Selling] Shareholder." He is also the sole director, an executive officer and a shareholder of Beijing 58, our affiliated PRC entity, holding 37.8% equity interest in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., an entity that holds 13.4% equity interest in Beijing 58. Conflicts of interest between his duties to our company, his duties to Beijing 58 and his interests as a major shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. Furthermore, in the context of Mr. Yao's acting as the director and an executive officer of Beijing 58, PRC law would not require him to consider our company's best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and directors and executive officers of Beijing 58 should it arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us."

  We may lose the ability to use and enjoy assets held by our affiliated PRC entities that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our affiliated PRC entities, these entities hold certain assets that are important to the operation of our business, including the ICP license and related domain names and trademarks. If any of our affiliated PRC entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our affiliated PRC entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our affiliated PRC entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

  Our contractual arrangements with our affiliated PRC entities may result in adverse tax consequences to us.

        Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Wanglin, our PRC subsidiary, and Beijing 58, our affiliated PRC entity, were not on an arm's length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that Beijing 58 adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entities' tax expenses without reducing our tax expenses, which could subject our affiliated PRC entities to late payment fees and other penalties for underpayment of taxes.

  We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

        The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. See "Regulation." These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our affiliated PRC entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license with electronic bulletin boards service, the Surveying and Mapping Qualification Certificate for internet mapping and the Employment Agency License.

        Furthermore, our affiliated PRC entities may be required to obtain additional licenses. If any of them fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated PRC entities will materially and adversely affect our business, financial condition and results of operations.

  Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

        The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see "Regulation—Regulations on Value-Added Telecommunication Services" and "Regulation—Regulations on Information Security and Censorship." We have a team within our data security department which implements internal procedures to review the content in our system for compliance with applicable laws and regulations, aided by a program designed to periodically sweep our website and the data being conveyed in our system for sensitive keywords or questionable materials. In spite of this screening system, we may have difficulty identifying and removing all illegal content or transactions involving illegal sales of goods and services, which could expose us to the penalties described above.

  If the PRC government were to deem our membership services or online marketing services as a form of online advertising, our business, results of operations and financial condition may be materially and adversely affected.

        We do not believe our membership and online marketing services are deemed a form of online advertising under PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If such services are deemed by the relevant authorities as a form of online advertising, such services will be subject to PRC advertising laws and regulations. Under PRC advertising laws and regulations, advertising operators, including advertising agencies, and advertising distributors, are obligated to monitor the advertising content and examine the supporting documents for advertisements provided by advertisers to ensure that the content is fair and accurate and in compliance with applicable law. There are also specific restrictions, requirements or prohibitions regarding advertisements that relate to certain products. Therefore, if our membership or online marketing services are deemed a form of online advertising, we will be obligated to conduct the examination, review and monitoring of advertising content on our online marketplace as required by PRC advertising laws and regulations, which could be burdensome, and we may be required to edit or delete certain content on our online marketplace. This risk could also apply to other content categories we may from time to time include on our website.

        In addition, foreign investment in advertising services is subject to certain requirements, including the need for foreign shareholders of PRC companies engaged in advertising services to meet certain qualification standards. Our PRC subsidiaries currently are not qualified to conduct advertising services and should any of our services be deemed as online advertising under PRC law, such activities must be conducted through Beijing 58, one of our affiliated consolidated entities, which is qualified to provide adverting services in China. The need to track and potentially shift services, contracts and personnel between our subsidiaries and our affiliated consolidated entities could add further burden and additional cost to our operations. Moreover, if any of our membership or online marketing services are characterized as a form of online advertising, we may be subject to an additional 3% surcharge with respect to the revenues we derive from such services, potentially with retroactive effect, which could adversely affect our financial condition and results of operations.

Risks Relating to Doing Business in China

  Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

        The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries, Wanglin and 58 Technology are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

  Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        Substantially all of our assets and almost all of our users are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

        China's economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While China's economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

  Under the EIT Law, we may be classified as a PRC "resident enterprise" for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

        Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such "Chinese-controlled offshore incorporated resident enterprises." SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

        We do not believe that 58.com Inc., CCNC BVI or CCIC HK meet all of the conditions above thus we do not believe that 58.com Inc., or CCNC BVI or CCIC HK is, a PRC resident enterprise, though a substantial majority of the members of our management team as well as the management team of our offshore holding companies are located in China. However, if the PRC tax authorities determine that 58.com Inc., CCNC BVI or CCIC HK is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we or our offshore subsidiaries will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

        Furthermore, although dividends paid by one PRC tax resident enterprise to an offshore incorporated PRC resident enterprise controlled by PRC enterprises or PRC enterprise groups should qualify as "tax-exempt income" under the EIT Law and Bulletin 45, we cannot assure you that dividends paid by our PRC subsidiaries to CCIC HK will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprises or PRC enterprise groups.

        Finally, dividends payable by us to our investors and gains on the sale of our shares may be become subject to PRC withholding tax.

  We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through CCIC HK.

        We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a Notice 112 issued by the SAT in January 2008 and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise at all times within the 12-month period immediately prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement (Hong Kong) and other applicable PRC laws. Pursuant to a SAT Circular 601 issued by the SAT in October 2009, non-resident enterprises that cannot provide valid supporting documents as "beneficial owners" may not be approved to enjoy tax treaty benefits, and "beneficial owners" refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a "beneficial owner". Specifically, they expressly exclude a "conduit company," or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a "beneficial owner." Whether a non-resident company may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. In June 2012, the SAT further provides in an announcement that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Our Hong Kong subsidiary has not applied for the approval for a withholding tax rate of 5% from the local tax authority as our PRC subsidiaries have not paid dividends due to their loss-making status in the past and will not be able to pay dividends in the future until they have achieved accumulated profits. We plan to have our Hong Kong subsidiary assume some managerial and administrative functions, as well as conduct other business functions in the future. Once we implement such a plan, we do not believe that our Hong Kong subsidiary will be considered a conduit company as defined under SAT Circular 601. However, our Hong Kong subsidiary as currently situated may be considered a conduit company and we cannot assure you that the relevant PRC tax authority will agree with our view when our Hong Kong subsidiary applies to obtain tax benefits under the relevant tax treaty in the future. As a result, although our PRC subsidiaries are currently wholly owned by our Hong Kong subsidiary, we may not be able to enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement (Hong Kong) and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to CCIC HK.

  Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

        In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a SAT Circular 59 in April 2009, and the SAT issued a SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

        According to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC "resident enterprise" this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC "resident enterprise" to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC "resident enterprise" is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

        There is little guidance and practical experience as to the application of SAT Circular 698, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiary to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance they could be disregarded by the PRC tax authorities. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors' investments in us.

        By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under SAT Circular 59 and SAT Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under SAT Circular 59 or SAT Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

  PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. See "Regulation." The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

  PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

        The PRC State Administration of Foreign Exchange, or the SAFE, promulgated in October 2005 a SAFE Circular 75 that requires PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company's shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. See "Regulation—Regulation on Offshore Financing." If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities for our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (1) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (2) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

        These foreign exchange regulations provide that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to SAFE Circular 75. We would expect these shareholders to also amend their registrations after the completion of this offering as required by PRC law. However, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch in full compliance with applicable laws after this offering. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 75 or other related rules. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

        Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

  Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See "Regulation—Regulation on Employee Stock Option Plans." We and our PRC employees who have been granted share options and restricted shares will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders or restricted share holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries' ability to distribute dividends to us, or otherwise materially adversely affect our business.

  PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.

        Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all.

If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries' liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

        In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

        Furthermore, SAFE promulgated in November 2010 a SAFE Circular 59, which requires the relevant government authorities to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45 may significantly limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

  Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

        We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this prospectus, our PRC subsidiaries have been in accumulated loss and did not pay dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of June 30, 2013, our PRC subsidiaries', namely Wanglin's and 58 Technology's, registered capital was US$95.5 million and US$8.5 million, respectively. See "Regulation—Regulation on Dividend Distribution."

  Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

        The EIT Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The EIT Law and its implementing rules also permit qualified

"high and new technology enterprises," or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Beijing 58, one of our affiliated PRC entities, obtained its HNTE certificate in May 2009 and renewed its HNTE certificate in May 2012 with a valid period of three years. Wanglin, one of our PRC subsidiaries, obtained its HNTE certificate in November 2012, which is valid for three years. Therefore, Beijing 58 and Wanglin are eligible to enjoy a preferential tax rate of 15% until the end of 2014 when they have taxable income under the EIT Law, as long as they maintain the HNTE qualification and obtain approval from the relevant tax authority. If Beijing 58 or Wanglin fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

        In addition, our PRC subsidiaries and affiliated PRC entities have received various financial subsidies from PRC local government authorities. The financial subsidies are discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

  Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

        Substantially all of our revenues and expenditures are denominated in RMB. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. As the functional currency for our PRC subsidiaries and affiliated PRC entities is RMB, fluctuations in the exchange rate may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

        There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

  The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

        Six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was subsequently amended. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, Han Kun Law Offices, has advised us that, based on their understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the [NASDAQ Global Market/NYSE] because:

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  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

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  Our PRC subsidiaries were established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under this regulation, and that no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation.

        There is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

  Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

        Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2012, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB33.8 million (US$5.4 million), which is reflected in our audited financial statements included in this prospectus. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

  The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

        Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with China Securities Regulatory Commission (the "CSRC") and the PRC Ministry of Finance (the "MoF"), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MoF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the MoF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

        This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

  Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC's proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements in connection with this offering under the Securities Act of 1933, as amended, or the Securities Act, or those of public companies registered under the Exchange Act after our completion of this offering. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after the completion of this offering, delisting of our ordinary shares from the [NASDAQ Global Market/NYSE] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs and This Offering

  An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We have applied to list our ADSs on the [NASDAQ Global Market/NYSE]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop or be sustained after this offering. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

  The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent months, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors' perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies' securities listed in the U.S. Once we become a public company, any similar negative publicity or sentiment may affect the performances of our American depositary shares. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies' securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

        In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

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  variations in our net sales, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

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  announcements of new services and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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  potential litigation or regulatory investigations; and

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  fluctuations in market prices for our products.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

  If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, or publish unfavorable research about us, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

  Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

        Currently, our founder, chairman and chief executive officer, Mr. Jinbo Yao, together with our three largest institutional investors beneficially own an aggregate of 90.8% of our outstanding shares. Upon the completion of this offering, they will beneficially own an aggregate of            % of our outstanding shares, or            % if the underwriters exercise their over-allotment option in full. As a result of this high level of shareholding, this small group of shareholders has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if he is opposed by our other shareholders, including those who purchase ADSs in this offering. For more information regarding our principal shareholders and their affiliated entities, see "Principal [and Selling] Shareholders."

  The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be            ADSs (equivalent to             ordinary shares) outstanding immediately after this offering, or            ADSs (equivalent to            ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering,[ we, our directors and executive officers, our existing shareholders and certain of our option holders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, at any time beginning six months after the completion of this offering, all holders of our preference shares prior to the completion of this offering will have the right to cause us to register the sale of a total of 87,566,599 shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

  Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$ as of June 30, 2013, after giving effect to this offering and the assumed initial public offering price of US$ per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

  We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

        Depending upon the value of our assets, which may be determined based, in part, on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a "passive foreign investment company," or PFIC, for the current taxable year or for any subsequent taxable year. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our current income and assets and projections as to the value of our ordinary shares and ADSs following this offering, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

        Although the law in this regard is not entirely clear, we treat Beijing 58 as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2013 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our taxable year ending December 31, 2013 or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we were to be or become a PFIC, a U.S. Holder (as defined in "Taxation—Material United States Federal Income Tax Considerations—General") may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the United States income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or ordinary shares if we are or become treated as a PFIC. For more information, see "Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

  You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2012 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        The Cayman Islands courts are also unlikely:

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  to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

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  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

        There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2012 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

  Judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

  We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. For more information, see "Use of Proceeds." You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

  The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

        As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is            days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

  We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

  We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NASDAQ Global Market/NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

  The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

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  we have failed to timely provide the depositary with notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

  You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

  You may not be able to participate in rights offerings and may experience dilution of your holdings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

  You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

  We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and [the Nasdaq Global Market/NYSE], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

  •
  our goals and strategies;

  •
  our future business development, financial condition and results of operations;

  •
  our ability to retain and grow our user base and network of local merchants;

  •
  the expected growth of, and trends in, the markets for our services in China;

  •
  our expectations regarding demand for and market acceptance of our brand and services;

  •
  competition in our industry in China;

  •
  our ability to maintain the network infrastructure necessary to operate our website and mobile applications;

  •
  relevant government policies and regulations relating to our corporate structure, business and industry; and

  •
  our ability to protect our users' information and adequately address privacy concerns.

        You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government agencies and third-party providers of market intelligence, including a report that we commissioned from iResearch for purposes of this offering. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$                         million, or approximately US$                        million if the underwriters exercise in full their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$                        per ADS, the mid-point of the range shown on the front cover page of this prospectus. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.] A US$1.00 change in the assumed initial public offering price of US$                         per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$                         million, or approximately US$                        million if the underwriters exercise their option to purchase additional ADSs in full, assuming the sale of                        ADSs at US$                        per ADS, the mid-point of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

        We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, engineering capability, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

        Pending any use as described above, we plan to invest the net proceeds in short-term financial instruments or demand deposits.

        Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries."

 DIVIDEND POLICY

        We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "PRC Regulation—Regulations on Dividend Distribution."

        Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2012:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 ordinary shares immediately upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding series A, series A-1, series B and series B-1 preference shares into 87,566,599 ordinary shares immediately upon the completion of this offering and (2) the sale of                        ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                        per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2012
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	(in thousands of US$)
Mezzanine equity
Series A preference shares (US$0.00001 par value, 27,028,572 shares authorized, issued and outstanding as of December 31, 2012, and none outstanding on a pro forma basis as of December 31, 2012)	9,866	—
Series A-1 preference shares (US$0.00001 par value, 19,047,620 shares authorized, issued and outstanding as of December 31, 2012, and none outstanding on a pro forma basis as of December 31, 2012)	12,435	—
Series B preference shares (US$0.00001 par value, 26,247,412 shares authorized, issued and outstanding as of December 31, 2012, and none outstanding on a pro forma basis as of December 31, 2012)	55,509	—
Series B-1 preference shares (US$0.00001 par value, 15,243,000 shares authorized, 15,242,995 shares issued and outstanding as of December 31, 2012, and none outstanding on a pro forma basis as of December 31, 2012)	61,707	—
Shareholders' (deficit)
Ordinary shares (US$0.00001 par value, 4,912,433,396 shares authorized, 44,245,388 shares issued and outstanding on an actual basis, 131,811,987 outstanding on a pro forma basis as of December 31, 2012 and outstanding on a pro forma as adjusted basis)	1	1
Additional paid-in capital(1)	—	139,517
Accumulated (deficit)	(152,059)	(152,059)
Accumulated other comprehensive (loss)	(6)	(6)

Total shareholders' (deficit)(2)	(152,064)	(12,547)

Total liabilities, mezzanine equity and shareholders' (deficit)(2)	56,456	56,456

Notes:

(1)
The pro forma information and the pro forma as adjusted information discussed above are illustrative only. Our additional paid-in capital, total shareholders' deficit and total capitalization upon the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$                        per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders' deficit and total capitalization by US$                         million.

 DILUTION

        Our net tangible book value as of December 31, 2012 was approximately US$                        per ordinary share and US$                        per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

        Without taking into account any other changes in such net tangible book value after December 31, 2012, other than to give effect to (1) the conversion of all of our series A, series A-1, series B and series B-1 preference shares into ordinary shares, which will occur automatically upon the completion of this offering, and (2) our issuance and sale of                        ADSs in this offering, at an assumed initial public offering price of US$                        per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at December 31, 2012 would have been US$                        per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$                        per ADS. This represents an immediate increase in net tangible book value of US$                        per ordinary share, or US$                        per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                        per ordinary share, or US$                        per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$                        and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preference shares	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preference shares and this offering as of December 31, 2012	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

        A US$1.00 change in the assumed public offering price of US$                        per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$                         million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                        per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$                        per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma basis as of December 31, 2012, the differences between the shareholders as of December 31, 2012 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary

share paid at an assumed initial public offering price of US$                        per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

Ordinary shares Purchased
Total Consideration
					Average Price Per Ordinary share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

        A US$1.00 change in the assumed public offering price of US$                        per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$                        , US$                        , US$                        and US$                        , respectively, assuming the sale of                        ADSs at US$                        , the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The discussion and tables above also assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of July 15, 2013, there were 8,210,738 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$1.44 per share, and there were 1,993,291 ordinary shares available for future issuance upon the exercise of future grants under our 2010 plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We were incorporated in the Cayman Islands in order to enjoy the following benefits:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                        as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman (Cayman) Limited has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Conyers Dill & Pearman (Cayman) Limited has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

CORPORATE HISTORY AND STRUCTURE

        We began our operations in China in 2005 through Beijing 58, a PRC limited liability company, which has become one of our consolidated affiliated entities through the contractual arrangements described below. Due to legal restrictions on foreign investment in value-added telecommunications services, we operate a portion of our business through Beijing 58. Beijing 58 is licensed to provide internet information services, conduct online advertising business and engage in technology development. We believe that Beijing 58 is in compliance with the business scope specified in its business license.

        In August 2006, in anticipation of a private financing from an international private equity fund, we undertook a reorganization to comply with PRC regulations restricting foreign ownership of an entity with internet content provider license in China, which is necessary for our business operations. After the 2006 reorganization, Mr. Jinbo Yao and several PRC angel investors, or, collectively, the Founding Shareholders, SB Asia Investment Fund II L.P., or SAIF, and an employee of SAIF, established Chengshi Wangxun (Beijing) Information Technology Co., Ltd., or Wangxun, a sino-foreign investment holding company under the laws of the PRC.

        In January 2010, we undertook another reorganization to establish an offshore holding company structure in anticipation of international fundraising activities in the future. CCNC BVI, a holding company established in the British Virgin Islands, was incorporated in January 2010 to be our holding company for fundraising purposes. Subsequently, CCNC BVI established CCIC HK, a Hong Kong limited liability company, as its wholly owned subsidiary. CCIC HK then established Wanglin, as a wholly foreign-owned enterprise in China. Wanglin, pursuant to its business license, is authorized to research and develop internet classified information technology, transfer proprietary know-how and provide information technology support, consulting services and training. We believe that Wanglin is in compliance with the business scope specified in its business license. In connection with the January 2010 reorganization, Wangxun terminated the contractual arrangements with Beijing 58 and its shareholders and Wanglin entered into a series of contractual agreements with Beijing 58 and its shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney, under which Wanglin exercises effective control over the operations of Beijing 58. The shareholders of Beijing 58 received nominal monetary benefits in return for entering into the contractual arrangements with Wanglin. Beijing 58's shareholders' performance under the contractual arrangements is primarily motivated by the upside potential of their equity interests in our company.

        Our current holding company, 58.com Inc., was incorporated in May 2011 as a limited liability company in the Cayman Islands. We established this new Cayman entity as the listing vehicle for our proposed initial public offering in the United States, because we believe that, compared with the British Virgin Islands, the Cayman Islands enjoys a more well-established corporate governance legal framework that can better protect public shareholders' interests once we become a public company. Furthermore, we believe that U.S. investors are more familiar with the Cayman Islands corporate governance rules as most companies with operations out of China have used a Cayman Islands holding company as its U.S. listing vehicle. Through a share exchange in July 2011, the shareholders of CCNC BVI exchanged all of their outstanding ordinary and preference shares of CCNC BVI for ordinary and preference shares of 58.com Inc. on a pro rata basis and no additional consideration was paid in connection with the share exchange. As a result, CCNC BVI became a wholly owned subsidiary of 58.com Inc.

        In March 2012, CCIC HK established 58 Tongcheng Information Technology Co., Ltd. or 58 Technology, as a wholly foreign-owned enterprise in China. 58 Technology, to operate our customer service operations in China.

        The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this prospectus:

Note:

(1)
Jinbo Yao, Lianqing Zhang, Jianbo Su, Beijing Wanglintong Information Technology Co., Ltd. hold 37.8%, 39.8%, 9.0% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Mr. Yao is the sole director and holds a 16.7% equity interest in Beijing Wanglintong Information Technology Co., Ltd., which is jointly owned by Mr. Yao, certain members of our management team and ex-employees of our company. Lianqing Zhang is an employee of SAIF Partners.

        Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology, to address risks related to the contractual arrangements discussed above and under "Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry." Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to enter into new membership and online marketing services agreements with our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2012, a majority of our assets were held by Wanglin and 58 Technology. We expect Wanglin and 58 Technology to collectively account for the majority of our revenues, costs and expenses in 2013 and going forward. We further expect Beijing 58's business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

  Contractual Arrangements with Beijing 58

        We have entered into contractual arrangements with Beijing 58 and its shareholders described below, through which we exercise effective control over the operations of Beijing 58 and receive substantially all its economic benefits and residual returns. Through the amended and restated exclusive business cooperation agreement between Beijing 58 and Wanglin, Wanglin agrees to provide certain technical and business support and related consulting services to Beijing 58 in exchange for service fees. In addition, pursuant to the amended and restated exclusive option agreement, Beijing 58 is prohibited from declaring and paying any dividends without Wanglin's prior consent and Wanglin enjoys an irrevocable and exclusive option to purchase Beijing 58 shareholders' equity interests, to the extent permitted by applicable PRC laws, at a nominal price from Beijing Wanglintong Information Technology Co., Ltd., or a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through the arrangements, we can obtain all of Beijing 58's income and all of its residual interests, such as undistributed earnings, either through dividend distribution or purchase of Beijing 58's equity interests from its existing shareholders. On the other hand, we will not receive all of Beijing 58's revenues, are not legally entitled to residual interest as a shareholder upon Beijing 58's liquidation, and are not legally responsible for Beijing 58's debts or other liabilities. As a result of the contractual arrangements, we consolidate Beijing 58's financial results in our consolidated financial statements in accordance with U.S. GAAP.

        Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin's prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In order to maintain sufficient working capital in Beijing 58, Wanglin has not yet exercised its right to provide services to Beijing 58 and thus has not yet received any service fee payment from Beijing 58, as of the date of this prospectus. We currently expect Beijing 58 to begin paying a portion of its quarterly profit as service fee to Wanglin once Beijing 58 becomes profitable net of accumulated losses, taking into account Beijing 58's working capital requirements.

        Powers of Attorney.    Pursuant to the powers of attorney, the shareholders of Beijing 58 each irrevocably appointed Wanglin as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing 58 and to exercise all of their rights as a shareholder of Beijing 58, including but not limited to attend shareholders' meetings, vote on their behalf on all matters of Beijing 58 requiring shareholders' approval under PRC laws and regulations and the articles of association of Beijing 58, designate and appoint directors and senior management members. Wanglin may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Beijing 58. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing 58.

        Equity Interest Pledge Agreements.    Under the equity interest pledge agreements between Wanglin, Beijing 58 and the shareholders of Beijing 58, as amended and restated, the shareholders pledged all of their equity interests in Beijing 58 to Wanglin to guarantee Beijing 58's and Beijing 58's shareholders' performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Wanglin for services provided. If Beijing 58 or any of Beijing 58's shareholders breaches its contractual obligations under the contractual arrangements, Wanglin, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing 58 in accordance with legal procedures. Wanglin has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Wanglin, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Beijing 58 and its shareholders discharges all their obligations under the contractual arrangements. We registered these equity interest pledge agreements with Chaoyang Branch of Beijing Administration for Industry and Commerce in July 2013.

        Exclusive Option Agreements.    Under the exclusive option agreements between Wanglin, as amended and restated, each of the shareholders of Beijing 58 and Beijing 58, each of the shareholders irrevocably granted Wanglin or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing 58. In addition, Wanglin has the option to acquire all the equity interests of Beijing 58 for a nominal price from Beijing Wanglintong Information Technology Co., Ltd., or a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Wanglin or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Wanglin's prior written consent, Beijing 58's shareholders shall not transfer, donate, pledge, or otherwise dispose any equity interests in Beijing 58. These agreements will remain effective until all equity interests held in Beijing 58 by the Beijing 58's shareholders are transferred or assigned to Wanglin or Wanglin's designated representatives. At the moment, we cannot exercise the exclusive option to purchase the current shareholders' equity interests in Beijing 58 due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. We intend to exercise such option once China opens up these industries to foreign investment.

        Loan Agreements.    Pursuant to the loan agreements between Wanglin and each individual shareholder of Beijing 58, Wanglin provided interest-free loans with an aggregate amount of approximately RMB7.8 million (US$1.3 million) to the individual shareholders of Wanglin for the sole purpose of funding the capital increase of Beijing 58. The loans can be repaid by transferring the individual shareholders' equity interest in Beijing 58 to Wanglin or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on December 1, 2021 and can be extended with the written consent of both parties before expiration.

        In the opinion of our PRC counsel, Han Kun Law Offices, these contractual arrangements are valid, binding and enforceable under current PRC laws. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks relating to our corporate structure, please see "Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected data of consolidated statements of comprehensive loss and selected consolidated cashflow data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$, except for share, per share and per ADS data)
Selected Data of Consolidated Statement of Comprehensive Loss:
Revenues:
Membership	3,447	19,654	47,919
Online marketing services	6,597	15,500	28,509
Other services	658	6,380	10,694

Total revenues	10,702	41,534	87,122
Cost of revenues(1)	2,330	6,301	10,406

Gross profit	8,372	35,233	76,716
Operating expenses(1):
Sales and marketing expenses	16,783	100,134	76,422
Research and development expenses	2,247	7,784	18,464
General and administrative expenses	3,170	10,721	13,088

Total operating expenses	22,200	118,639	107,974

Loss from operations	(13,828)	(83,406)	(31,258)

Other (expenses)/income, net	(43)	4	857

Net loss	(13,871)	(83,402)	(30,401)

Accretions to preference shares redemption values	(860)	(6,547)	(10,233)
Deemed dividends to preference shareholders	(664)	—	—

Net loss attributable to ordinary shareholders	(15,395)	(89,949)	(40,634)

Net loss attributable to 58.com Inc.	(13,871)	(83,402)	(30,401)
Foreign currency translation adjustment, net of nil tax	(38)	2	(48)

Comprehensive loss attributable to 58.com Inc.	(13,909)	(83,400)	(30,449)

Net loss per ordinary share attributable to ordinary shareholders—basic and diluted	(0.30)	(2.03)	(0.92)
Weighted average number of ordinary shares used in computing basic and diluted earnings per share	50,589,146	44,245,388	44,245,388
Net loss per ADS(2):
Basic
Diluted

Notes:

(1)
Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$)
Cost of revenues	112	26	30
Sales and marketing expenses	47	225	270
Research and development expenses	429	443	489
General and administrative expenses	1,194	1,276	882

Total	1,782	1,970	1,671

(2)
Each ADS represents                        ordinary shares.

	As of December 31,
	2010	2011	2012
	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	45,655	45,485	35,647
Total assets	51,426	65,994	56,456
Deferred revenues	4,838	15,399	28,955
Customer advances and deposits	507	3,813	11,040
Total liabilities	11,128	50,016	69,003
Total mezzanine equity	65,627	129,284	139,517
Total shareholders' (deficit)	(25,329)	(113,306)	(152,064)

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$)
Selected Consolidated Cashflow Data:
Net cash used in operating activities	(5,922)	(50,323)	(4,728)
Cash used in purchase of property and equipment	(2,522)	(5,655)	(5,227)
Net cash used in investing activities	(2,522)	(10,455)	(27,153)
Net cash provided by financing activities	53,246	57,110	253

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements and Industry Data."

Overview

        We operate the largest online marketplace serving local merchants and consumers in China, as measured by monthly unique visitors on our www.58.com website and mobile applications, according to the iResearch Report. Our online marketplace enables local merchants and consumers to connect, share information and conduct business.

        In the second quarter of 2013, our marketplace attracted a monthly average of 129.7 million unique visitors and our quarterly active local merchants were approximately 4.3 million during the same period. Users come to us because of our broad, in-depth, and high quality local information, combined with our easy to use website and mobile interface. Merchants choose us because we offer an affordable and effective marketing channel to reach a broad and targeted local consumer base. Our large and growing user base, merchant network and massive listing content create a powerful network effect that enable us to maintain our leadership position.

        We generate revenues primarily from memberships and online marketing services. Our average quarterly members increased from approximately 20,000 in 2010 to approximately 88,000 in 2011 and approximately 201,000 in 2012. Merchants that purchase memberships also comprise our target customer base for our online marketing services, which are typically not included in the basic membership. We believe that our strategy to grow the number of our members and increase the adoption of our online marketing services will contribute to the growth of our online marketing services revenue.

        Our revenues experienced significant growth since 2010. Our revenues increased from US$10.7 million in 2010 to US$41.5 million in 2011 and further to US$87.1 million in 2012, representing a CAGR of 185.3%. The increase was primarily due to an increase in the number of our members, which was driven by our deeper penetration into more locations and newly monetized content categories. Meanwhile, our online marketing services revenues continued to grow during these periods. In the three years ended December 31, 2012, our gross profit increased significantly while our gross margin improved each year, primarily due to economies of scale as we expanded our business.

        We have invested heavily in brand promotion and expansion of our field sales team, particularly in 2011. In 2012, our sales and marketing expenses, as a percentage of our revenues, decreased significantly. We have also invested in building a sizable and capable product development and engineering team. We believe our prior investments will contribute to value creation and significant operating leverage in the long term. We expect our operating expenses will increase in absolute amounts, but will decrease as a percentage of our revenues, in the foreseeable future. We incurred net losses of US$13.9 million, US$83.4 million and US$30.4 million in 2010, 2011 and 2012, respectively.

How We Generate Revenues

        While many of our users browse and post information on our online marketplace for free, we generate revenues from the following services:

  Membership

        A membership is a basic service package consisting of merchant certification, display of an online storefront on our marketplace, preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team. Merchants who subscribe to our membership can enjoy more services and obtain more effective marketing than non-paying merchants on our marketplace.

        We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. Memberships in the housing category are primarily one- to three-month packages. We acquire a majority of members through our field sales team. Our centralized and dedicated tele-customer service team supports our members during their membership to enhance the effectiveness of the member's marketing efforts and improve the likelihood of membership renewal. A majority of our members are small and medium-sized local merchants. The competitive landscape of such merchants changes quickly and many only have temporary recruiting or marketing needs from time to time. We believe our field sales and customer service teams have been effective in increasing the number of our members and retaining high quality existing members and increasing spending by our existing members, all of which are important to the growth of our revenues.

        Most members pay their membership fees in advance. Such advance payments are made to our field team or through our membership subscription webpage and are recorded as customer advances and deposits. Once a member completes the purchase of membership, we deduct such amount from the customer advances and deposits account and record it as deferred revenues. The amount of revenues are recognized ratably over the contract period for the membership services.

  Online Marketing Services

        Our online marketing services include performance-based and time-based services. These services correspond to different places on our webpages and different display forms, such as priority listing and banner. Merchants can choose the most suitable services on offer to suit their specific needs and budgets.

        Pricing for performance-based services is linked to a number of performance criteria, such as the number of clicks, effective phone calls and new user registrations. We also provide time-based marketing services including priority listings, banner promotion services, brand promotion services and other graphical or text-based displays. The length of these services can range from a day to several months.

        We also generate revenues from collaboration with third-party internet companies in China. Pursuant to such collaboration arrangements, we allocate certain places on our online marketplace to display the marketing links provided by the third-party internet companies. Our revenues are based on the number of clicks or cost-per-thousand impressions on these marketing links at pre-determined prices.

        Merchants are required to make payments in advance before purchasing online marketing services. Advance payments made by merchants are recorded as customer advances and deposits. Once a merchant completes the purchase of services, the amount is recorded as deferred revenues. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved.

  Other Services

        Revenues from other services are mainly related to group buying services. We began offering group buying services in June 2010 and have significantly scaled back these services since mid-2012. In the past, we also generated other services revenues from traditional offline advertising services. We phased out such services in 2011.

Results of Operations

        The following table sets forth our consolidated results of operations for the periods indicated. Our business has experienced rapid growth since inception. We expect our growth to continue as we grow our user base and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Therefore, we believe that period-to-period comparison of our results of operation should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$)
Revenues	10,702	41,534	87,122
Cost of revenues(1)	2,330	6,301	10,406

Gross profit	8,372	35,233	76,716
Operating expenses(1):
Sales and marketing expenses	16,783	100,134	76,422
Research and development expenses	2,247	7,784	18,464
General and administrative expenses	3,170	10,721	13,088

Total operating expenses	22,200	118,639	107,974

Loss from operations	(13,828)	(83,406)	(31,258)

Other (expenses)/income, net:	(43)	4	857

Loss before tax	(13,871)	(83,402)	(30,401)

Income taxes benefit/(expenses)	—	—	—

Net loss	(13,871)	(83,402)	(30,401)

Note:

(1)
Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$)
Cost of revenues	112	26	30
Sales and marketing expenses	47	225	270
Research and development expenses	429	443	489
General and administrative expenses	1,194	1,276	882

Total	1,782	1,970	1,671

        The following table sets forth the results of operations for the periods indicated, as percentages of revenues.

	For the Years Ended December 31,
	2010	2011	2012
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	21.8	15.2	11.9

Gross profit	78.2	84.8	88.1
Operating expenses:
Sales and marketing expenses	156.8	241.1	87.7
Research and development expenses	21.0	18.7	21.2
General and administrative expenses	29.6	25.8	15.0

Total operating expenses	207.4	285.6	123.9

Loss from operations	(129.2)	(200.8)	(35.9)

Other (expenses)/income, net	(0.4)	0.0	1.0

Loss before tax	(129.6)	(200.8)	(34.9)

Income taxes benefit/(expenses)	—	—	—

Net loss	(129.6)%	(200.8)%	(34.9)%

Comparison of the Years Ended December 31, 2010, 2011 and 2012

  Revenues

        The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Membership	3,447	32.2	19,654	47.3	47,919	55.0
Online marketing services	6,597	61.6	15,500	37.3	28,509	32.7
Other services	658	6.2	6,380	15.4	10,694	12.3

Total revenues	10,702	100.0	41,534	100.0	87,122	100.0

  Membership

        Membership revenues were US$3.4 million, US$19.7 million and US$47.9 million, representing 32.2%, 47.3% and 55.0% of revenues in 2010, 2011 and 2012, respectively. The increase in our membership revenues was primarily attributable to the increase in the number of our members, as a result of our stronger focus on acquiring and serving members. Our average quarterly members in 2010, 2011 and 2012 were approximately 20,000, 88,000 and 201,000, respectively. We expect our membership revenues will continue to grow as we continue to improve efficiency of our field sales team, which we believe substantially covers key geographical markets in China. In addition, we believe our dedicated customer service team will contribute to membership revenues by helping merchants to optimize their marketing effectiveness.

        Furthermore, members also purchase our online marketing services that are not included in the basic membership, to enhance their marketing effectiveness especially after they have utilized the benefits of our membership. We believe that the continued increase in the number of our members and their spending will contribute to the growth of our online marketing services revenue, which in turn drive our overall revenue growth.

        2012 compared to 2011.    Our membership revenues increased from US$19.7 million in 2011 to US$47.9 million in 2012, representing an increase of 143.8%. The increase in membership revenues was primarily due to the increase in the number of our average quarterly members from approximately 88,000 in 2011 to approximately 201,000 in 2012. We also experienced significant growth across multiple content categories, particularly in our jobs category in 2012. We also established a centralized and dedicated customer services team in Tianjin in 2012, which enhanced our ability to assist customers with monitoring and optimizing their marketing effectiveness.

        2011 compared to 2010.    Our membership revenues increased from US$3.4 million in 2010 to US$19.7 million in 2011, representing an increase of 470.2%. The increase in membership revenues was primarily due to an increase in the number of our average quarterly members from approximately 20,000 in 2010 to approximately 88,000 in 2011. Our field sales team expanded into 13 additional cities in 2010 and 16 additional cities in 2011.

  Online Marketing Services

        Revenues from online marketing services were US$6.6 million, US$15.5 million and US$28.5 million, representing 61.6%, 37.3% and 32.7% of our revenues in 2010, 2011 and 2012, respectively. We continue to enhance our ability to more efficiently monetize our substantial traffic. For instance, in the second half of 2012, we developed a real-time bidding system, which allows users to make daily bids for prominent places on our marketplace. This enables us to generate significantly higher revenues from the same amount of listings. These services have continued to attract more merchants and increase the average spend per merchant. We expect our online marketing services revenues will continue to grow as we further develop our online marketing systems, accumulate operational experience and increase our customer engagement.

        2012 compared to 2011.    Our online marketing services revenues increased from US$15.5 million in 2011 to US$28.5 million in 2012, representing an increase of 83.9%. In mid-2012, leveraging our proprietary technologies, we launched our real-time bidding system for prominent places in certain content categories and locations. As a result, we attracted significantly more online marketing services customers and improved customer engagement, which in turn contributed to the growth of our online marketing services revenues in 2012.

        2011 compared to 2010.    Our online marketing services revenues increased from US$6.6 million in 2010 to US$15.5 million in 2011, representing an increase of 135.0%. The increase was primarily driven by increased traffic on our marketplace, which contributed to increased revenues from performance-based services.

  Other Services

        Revenues from other services were US$0.7 million, US$6.4 million and US$10.7 million, representing approximately 6.2%, 15.4% and 12.3% of our revenues in 2010, 2011 and 2012, respectively. Revenues from other services mainly relate to group buying services. The group buying revenues were US$0.3 million, US$6.4 million and US$10.7 million in 2010, 2011 and 2012, respectively. We began offering group buying services in June 2010 and significantly scaled back these services since mid-2012. We also generated revenues from traditional offline advertising services in 2010 and prior years which were phased out in 2011. We expect other services revenue will be insignificant in future periods.

  Cost of Revenues

        Cost of revenues consists primarily of business taxes and surcharges, bandwidth costs, rental costs, equipment depreciation associated with website operation, salaries, benefits and share-based compensation for our personnel responsible for website maintenance and operation. We expect that our cost of revenues will increase in absolute amounts as we further grow our user base and expand our revenue-generating services. Our cost of revenues includes share-based compensation charges. See "—Critical Accounting Policies—Share-Based Compensation" for more information.

        2012 compared to 2011.    Our overall cost of revenues increased from US$6.3 million in 2011 to US$10.4 million in 2012, representing an increase of 65.1%. The increase in cost of revenues was primarily attributable to increases in business taxes as a result of the increase in revenues. The increase in cost of revenues was also attributable to increased depreciation expenses and bandwidth costs to support the expansion of our online marketplace.

        2011 compared to 2010.    Our overall cost of revenues increased from US$2.3 million in 2010 to US$6.3 million in 2011, representing an increase of 170.4%. The increase in cost of revenues was primarily attributable to increases in business taxes as a result of the increase in revenues. The increase in cost of revenues was also attributable to increased bandwidth expenses and text message expenses we incurred for member communication to support the expansion of our online marketplace.

  Gross Profit

        We expect our gross profit to increase as our revenues expand. The following table sets forth our gross profit and gross margin for the periods indicated.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$, except percentages)
Gross profit	8,372	35,233	76,716
Gross margin	78.2%	84.8%	88.1%

        2012 compared to 2011.    Our gross profit increased from US$35.2 million in 2011 to US$76.7 million in 2012, representing an increase of 117.7%. Gross margin increased from 84.8% to 88.1% during the same period. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues during the same period. The increase in our gross margin was primarily attributable to our improved economies of scale as we continued to grow our businesses.

        2011 compared to 2010.    Our gross profit increased from US$8.4 million in 2010 to US$35.2 million in 2011, an increase of 320.8%. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues during the same period. The significant increase in gross margin resulted from our strategy to phase out lower-margin traditional offline advertising services.

  Operating Expenses

        Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth our operating expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Sales and marketing expenses	16,783	156.8	100,134	241.1	76,422	87.7
Research and development expenses	2,247	21.0	7,784	18.7	18,464	21.2
General and administrative expenses	3,170	29.6	10,721	25.8	13,088	15.0

Total operating expenses	22,200	207.4	118,639	285.6	107,974	123.9

        Our sales and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See "—Critical Accounting Policies—Share-Based Compensation" for more information.

  Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of advertising, salaries, benefits, commissions and share-based compensation for our sales and marketing personnel, promotion expenses and other operating expenses that are associated with sales and marketing activities. Because the online marketing industry in which we operate was still at a nascent stage of development, we invested aggressively in promoting public awareness of our online marketplace, particularly in 2011. We engaged third parties to promote our brand image through various advertising channels, including advertising on internet search engines, websites and other traditional off-line media. We do not plan to maintain the high level of advertising spending we had in 2011. We expect our sales and marketing expenses (excluding advertising expenses) will moderately increase going forward as we have substantially completed the deployment of our nationwide field sales team. Our advertising expenses as a percentage of revenues decreased in 2012 as compared with 2010 and 2011.

        The following table sets forth our advertising expenses, sales and marketing expenses excluding advertising expenses and total sales and marketing expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Advertising expenses	8,232	76.9	68,510	164.9	25,063	28.8
Sales and marketing expenses excluding advertising expenses	8,551	79.9	31,624	76.2	51,359	58.9

Total sales and marketing expenses	16,783	156.8	100,134	241.1	76,422	87.7

        2012 compared to 2011.    Our sales and marketing expenses decreased from US$100.1 million in 2011 to US$76.4 million in 2012, representing a decrease of 23.7%, primarily because our advertising expenses decreased from US$68.5 million to US$25.1 million during the same periods, representing a decrease of 63.4%. The increase in sales and marketing expenses excluding advertising expenses was due to higher salaries, benefits and commissions for our sales personnel, primarily as a result of an increase in our field sales headcount. Our field sales headcount increased significantly in 2011 and was further expanded in the first quarter of 2012, following which we have gradually reduced headcount as we scaled back our group buying business in the second half of 2012.

        2011 compared to 2010.    Our sales and marketing expenses increased from US$16.8 million in 2010 to US$100.1 million in 2011, representing an increase of 496.6%. This significant increase resulted from our strategy in 2011 to aggressively promote our brand, expand our field sales team to extend our leadership position, and increase our members and users. Our promotional activities included large investments in a combination of online and offline advertising campaigns to increase awareness of the online marketing industry and our leading position within the industry. Our advertising expenses increased from US$8.2 million in 2010 to US$68.5 million in 2011. The increase in sales and marketing expenses apart from advertising expenses was due to higher salaries, benefits and commissions for our sales personnel, primarily as a result of increased headcount in 2011 as we expanded into more cities and started our group buying business.

  Research and Development Expenses

        Research and development expenses mainly consist of salaries, benefits and share-based compensation for product development and engineering personnel and other operating expenses such as rental and depreciation of equipment that are associated with product development and engineering activities. We expect our research and development expenses to increase on an absolute basis as we intend to hire additional research and development personnel to develop new features, applications and services for our online marketplace and further improve our technologies and infrastructure.

        2012 compared to 2011.    Research and development expenses increased substantially from US$7.8 million in 2011 to US$18.5 million in 2012, representing an increase of 137.2%. The increase is primarily due to increased salaries and employee benefits as a result of our hiring additional research and development personnel for the development of new features and services.

        2011 compared to 2010.    Research and development expenses increased substantially from US$2.2 million in 2010 to US$7.8 million in 2011, representing an increase of 246.4%. The increase is primarily due to an increase in salaries and benefits mainly as a result of increased research and development headcount.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries, benefits and share-based compensation for our general and administrative personnel, general office expenses and fees and expenses for third-party professional services. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows and we incur increased costs related to complying with our reporting obligations after we become a public company under U.S. securities laws.

        2012 compared to 2011.    Our general and administrative expenses increased from US$10.7 million in 2011 to US$13.1 million in 2012, representing an increase of 22.1%. Such increase is much slower than our revenue growth of 109.8% from 2011 to 2012 as a result of our increased operating efficiency. The increase in general and administrative expenses was primarily due to higher salaries and benefits for our employees primarily as a result of increased headcount to support our business expansion, partially offset by a decrease in share-based compensation expenses from US$1.3 million to US$0.9 million in the same period. We added general and administrative headcount during 2011 to support our expansion into more cities; and in 2012, our general and administrative headcount remained relatively stable.

        2011 compared to 2010.    Our general and administrative expenses increased from US$3.2 million in 2010 to US$10.7 million in 2011, representing an increase of 238.2%. This is primarily due to an increase in salaries, benefits and general office expenses for our employees mainly as a result of increased headcount to support our business expansion and, to a lesser extent, increased average salaries and employee benefits per headcount. We increased our general and administrative personnel headcount to support our expansion into more cities.

  Taxation

  Cayman Islands

        We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

  British Virgin Islands

        We are exempted from income tax in the British Virgin Islands on our foreign-derived income. There are no withholding taxes in the British Virgin Islands.

  Hong Kong

        The operations in Hong Kong have incurred net accumulated operating losses for income tax purpose. The corporate income tax rate in Hong Kong is 16.5%.

  PRC

        Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, HNTEs will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Beijing 58, one of our consolidated affiliated entities, and Wanglin, one of our PRC subsidiaries, qualified as HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for the period from 2012 to 2014, so long as they obtain approval from relevant tax authority if they are profitable during the period.

        As we had net operating losses for the years ended December 31, 2010, 2011 and 2012, we have not incurred any PRC income taxes for those periods.

        Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and affiliated PRC entities were subject to business tax at the rate of 5% for the membership and online marketing services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing a Business Tax to Value-Added Tax Transformation Pilot Program, or the Pilot Program, which imposes value-added tax, or VAT, in lieu of business tax for certain industries for certain industries in certain regions, including Beijing and Tianjin. VAT is or will be applicable at a rate of 6% in lieu of business tax for the membership and online marketing services rendered by our PRC subsidiaries and affiliated PRC entities after the Pilot Program is being implemented in their respective region. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. With the adoption of the Pilot Program, our revenues that are subject to VAT can now recognized net of VAT and related surcharges.

Liquidity and Capital Resources

        Our primary sources of liquidity have been private sales of ordinary shares and preference shares, yielding aggregate net proceeds of US$112.0 million. We used US$1.7 million of the proceeds from these sales to repurchase some of our ordinary shares in 2010, and the remainder to fund our operations. We incurred net losses of approximately US$13.9 million, US$83.4 million and US$30.4 million in 2010, 2011 and 2012, respectively, and had net cash used in operating activities of US$5.9 million, US$50.3 million and US$4.7 million in 2010, 2011 and 2012, respectively. The significant net cash outflow from operating activities in 2011 was primarily due to our advertising campaigns for business expansion in that year. As of December 31, 2012, we had US$10.7 million in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, and US$25.0 million in short-term investments, representing investment funds placed with banks with terms less than one year. Excluding deferred revenues and customer advances, our total current assets were adequate to cover the remaining current liabilities as of December 31, 2012. We believe that our available cash and cash equivalents, short-term investments, cash generated from operations will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months. We also believe that if necessary, we can obtain sufficient funding through external borrowing to finance future capital commitments or operating expenses in the foreseeable future.

        Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiary."

        Although we consolidate the results of Beijing 58, our affiliated PRC entity, and its subsidiaries, our access to cash balances or future earnings of these entities is only through our contractual arrangements with Beijing 58 and its shareholders. See "Corporate History and Structure—Contractual Arrangements with Beijing 58."

  Anticipated Uses of Cash

        We intend to invest in our product development and engineering capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our online marketplace. We plan to fund these expenditures with cash and cash equivalents that we currently have. We do not have a present plan to pay dividends in the foreseeable future.

  Cash Flow

        The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of US$)
Net cash provided by/(used in):
Operating activities	(5,922)	(50,323)	(4,728)
Investing activities	(2,522)	(10,455)	(27,153)
Financing activities	53,246	57,110	253
Effect of exchange rate changes on cash and cash equivalents	(90)	324	(14)

Net increase/(decrease) in cash and cash equivalents	44,712	(3,344)	(31,642)

  Operating Activities

        Net cash used in operating activities primarily consisted of our net loss adjusted for certain non-cash items, including depreciation and amortization, share-based compensation, impairment and disposal of property and equipment and foreign exchange loss and further adjusted by changes in operating assets and liabilities, such as accounts receivable, accounts payable, deferred revenues, accrued expenses and other liabilities and prepaid expenses.

        Net cash used in operating activities was US$4.7 million in 2012. Our net cash used in operating activities in 2012 reflected a net loss of US$30.4 million, adjusted by the reconciliation of non-cash items of US$6.7 million and changes in operating assets and liabilities of US$19.0 million. Non-cash reconciling items mainly included depreciation and amortization of US$3.9 million and share-based compensation expenses of US$1.7 million. Changes in operating assets and liabilities mainly represent an increase in customer advances and deposits of US$7.2 million and an increase in deferred revenues of US$13.6 million, offset by a decrease in account payable of US$9.1 million. Customer advances and deposits and deferred revenues increased as our membership revenues and online marketing services revenues grew rapidly. The decrease in accounts payable was primarily attributable to the scaling-back of group buying services in 2012. Other factors impacting operating cash flow included an increase in salary and welfare payable due to increased headcount.

        Net cash used in operating activities was US$50.3 million in 2011. The main reason for the cash outflow was the significant investment in advertising campaigns for our business expansion. Our net cash used in operating activities in 2011 reflected a net loss of US$83.4 million, adjusted by the reconciliation of non-cash items of US$3.9 million and changes in operating assets and liabilities of US$29.2 million. Non-cash reconciling items mainly included share-based compensation of US$2.0 million, and depreciation and amortization and impairment of property and equipment of US$1.7 million. Changes in operating assets and liabilities mainly represented an increase in customer advances and deposits of US$3.3 million, increase in deferred revenues of US$10.6 million and increase in accounts payable of US$18.4 million. The increases in customer advances and deposits and deferred revenue primarily related to our overall customer and business growth. Increase in accounts payable was primarily attributable to the introduction of group buying services in June 2010.

        Net cash used in operating activities was US$5.9 million in 2010, primarily attributable to a net loss of US$13.9 million, adjusted for certain non-cash items such as share-based compensation of US$1.8 million and the working capital account impact which mainly includes increases in deferred revenue and salary and welfare payable of approximately US$5.6 million.

  Investing Activities

        Net cash used in investing activities primarily consists of capital expenditures, mainly for purchases of servers and other equipment and investment in short-term financial instruments to optimize the interest income for our excess cash from operating activities. We expect that our capital expenditures will increase as we purchase additional equipment and servers and expand our technology infrastructure to support the growth of our business.

        Our net cash used in investing activities were US$2.5 million, US$10.5 million and US$27.2 million and in 2010, 2011 and 2012, respectively. Our cash used in investing activities in 2010, 2011 and 2012 included nil, US$24.6 million and US$212.8 million that we used to purchase short-term financial instruments, which was partially offset by nil, US$20.8 million and US$190.9 million of proceeds from maturity of short-term investments, respectively. We used US$2.5 million, US$5.7 million and US$5.2 million to purchase property and equipment in 2010, 2011 and 2012 respectively.

  Financing Activities

        Net cash provided by financing activities primarily consists of net proceeds from the issuance of ordinary and preference shares, net of the repurchase of ordinary shares from certain shareholders.

        Our net cash provided by financing activities in 2012 was US$0.3 million, primarily attributable to the proceeds from exercises of stock options. In 2011, our net cash provided by financing activities was US$57.1 million, which included the net cash proceeds from the issuance of series B preference shares of US$2.1 million in March 2011 and the issuance of series B-1 preference shares of US$55.0 million in August and September 2011. In 2010, our net cash provided by financing activities was US$53.2 million, primarily attributable to the net cash proceeds from the issuance of series B preference shares of US$44.9 million, series A-1 preference shares of US$8.5 million and convertible notes of US$1.5 million. We used US$1.7 million of the proceeds to repurchase our ordinary shares from certain shareholders.

Commitments and Contingencies

        We lease our facilities and offices under non-cancelable operating lease agreements. Certain of these arrangements have renewal or expansion options and adjustments-for-market provisions, such as free or escalating base monthly rental payments. The lease for our headquarters in Beijing runs through 2027.

        We use third-party services for server custody and bandwidth. The contracts are typically 12 months in duration. We typically contract these services according to the traffic level of our online marketplace and the respective server storage and bandwidth required to support the traffic.

        In 2012, we engaged third parties to promote our brand image through various advertising channels, including advertising on internet search engines, websites and other traditional off-line media. The amount of advertising commitment relates to the committed advertising services that have not been delivered and paid.

        As of December 31, 2012, future minimum commitments under non-cancelable agreements were as follows.

		Year ending December 31,
	Total	2013	2014	2015	2016	2017	Thereafter
	(in thousands of US$)
Operating lease commitment	17,448	2,935	1,757	1,208	1,140	1,020	9,388
Server custody and bandwidth fee commitment	1,610	1,569	41	—	—	—	—
Advertising commitment	3,611	3,568	43	—	—	—	—

Total	22,669	8,072	1,841	1,208	1,140	1,020	9,388

        Other than as shown in the table above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2012.

Holding Company Structure

        We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds at its discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entities have incurred losses, they have not started to contribute to the staff welfare and bonus funds. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

        Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 4.9% and 2.6% in 2010, 2011 and 2012, and the year-over-year percent changes in the consumer price index for June 2011, 2012 and 2013 were increases of 6.4%, 2.2% and 2.7%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Critical Accounting Policies and Estimates

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

  Revenue Recognition

        We generate revenues primarily from membership and online marketing services. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

        We have adopted the gross presentation for business tax and related surcharges pursuant to ASC605-45, "Revenue Recognition: Principal Agent Considerations". The amount of business tax and related surcharges included in revenues and cost of revenues were US$0.7 million, US$2.6 million and US$4.4 million for the years ended December 31, 2010, 2011 and 2012, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the VAT Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the "Modern Service Industries" includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Accordingly, most of our subsidiaries and our consolidated affiliated entities were in the Pilot Program and subject to VAT. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. As such, we have adopted net presentation for VAT.

        A membership is a basic service package consisting of merchant certification, display of an online storefront on our marketplace, preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team.

        Online marketing services.    Our online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13. We use (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management's best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence.

  Income taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

        The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in our statement of comprehensive loss. We did not have any interest or penalties associated with tax positions as of December 31, 2010, 2011 and 2012. As of December 31, 2010, 2011 and 2012, we did not have any significant unrecognized uncertain tax positions.

        In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

  Share-Based Compensation

        All share-based awards to employees and directors, including share options and ordinary shares awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. We used the Binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses were recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

        We adopted an employee stock option plan, or the 2010 plan, in 2010. The maximum number of shares in respect of which share awards may be granted under the 2010 plan is 20,173,225. The 2010 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our shareholders' approval.

        A summary of our share option activities in the three years ended December 31, 2012 is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
September and October, 2010(1)	1,669,140	0.195	0.691	0.844	0.649
September 1, 2010(1)	240,192	0.195	0.698	0.844	0.649
September 1, 2010(1)	1,286,296	—	0.844	0.844	0.844
February 1, 2011(1)	240,000	0.525	1.009	1.376	0.851
February 1, 2011(1)	92,000	2.064	0.739	1.376	—
April 1, 2011(1)	300,000	2.064	0.827	1.577	—
April 1, 2011(1)	10,000	2.064	0.850	1.577	—
April 1, 2011(1)	100,000	2.064	0.814	1.577	—
May 31, 2011	2,388,339	2.220	1.193	2.155	—
July 31, 2011	60,000	0.525	1.850	2.311	1.786
July 31, 2011	20,000	2.220	1.170	2.311	0.091
November 30, 2011	598,000	2.300	1.250	2.232	—
March 31, 2012	479,000	2.300	1.310	2.379	0.079
May 31, 2012	342,000	2.300	1.320	2.379	0.079
August 31, 2012	35,500	2.300	1.320	2.379	0.079
November 30, 2012	264,000	2.300	1.330	2.484	0.184
December 31, 2012	192,000	2.300	1.340	2.484	0.184

Note:

(1)
Options with different vesting schedules and terms result in different fair value in the same issue date.

        We estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions.

	September 1, 2010	February 1, 2011	April 1, 2011	May 31, 2011	July 31, 2011	November 30, 2011	March 31, 2012	May 31, 2012	November 30, 2012	December 31, 2012
Expected volatility(1)	76.7%	69.5%	67.8%	65.6%	64.9%	62.8%	63.3%	63.1%	54.8%	59.1%
Risk-free interest rate (per annum)(2)	3.415%	3.908%	3.825%	4.534%	4.046%	3.899%	2.713%	3.204%	2.032%	2.032%
Exercise multiple(3)	2	2	2	2	2	2	2	2	2	2
Expected dividend yield(4)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term (in years)(5)	10	10	10	10	10	10	10	10	10	10
Expected forfeiture rate (post-vesting)(6)	3.5%	3.5%	3.5%	3.5%	0.0%	3.5%	3.5%	3.5%	3.2%	3.2%

Notes:

(1)
We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)
We estimated risk-free interest rate based on the yield to maturity of US$ denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.

(3)
The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(4)
Expected dividend yield: We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments on its ordinary shares in the foreseeable future.

(5)
Expected term (in years): Expected term is the contract life of the option.

(6)
Expected forfeiture rate (post-vesting): Estimated based on historical employee turnover rate after each option grant.

        Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

  Fair Value of Our Ordinary Shares

        We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (a) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and (b) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Equity Value (US$'000)	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation	Purpose of the Valuations
March 15, 2010	32,124	0.287	19%	24.0%	Retrospective	(a), (b)
September 1, 2010	83,470	0.844	17%	23.5%	Retrospective	(b)
December 4, 2010	151,435	1.119	16%	22.0%	Retrospective	(a)
February 1, 2011	182,400	1.376	15%	20.0%	Contemporaneous	(b)
March 18, 2011	208,039	1.577	13%	19.0%	Contemporaneous	(a), (b)
May 31, 2011	275,384	2.155	11%	18.5%	Contemporaneous	(b)
July 23, 2011	352,021	2.311	11%	21.0%	Contemporaneous	(b)
November 30, 2011	340,000	2.232	21%	21.0%	Contemporaneous	(b)
April 30, 2012	361,104	2.379	20%	21.0%	Contemporaneous	(b)
December 31, 2012	375,532	2.484	20%	22.0%	Contemporaneous	(b)

        In determining the fair value of our ordinary shares in 2010, we relied in part on a valuation report retrospectively prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We obtained a retrospective valuation instead of a contemporaneous valuation by an unrelated valuation specialist because, prior to 2011, our financial and limited human resources were principally focused on our product development efforts. We applied the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management's best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

  •
  Weighted average cost of capital, or WACC: WACCs of 24.0%, 23.5%, 22.0%, 20.0%, 19.0%, 18.5%, 21.0%, 21.0%, 21.0% and 22.0% were used for dates as of March 2010, September 2010, December 2010, February 2011, March 2011, May 2011, July 2011, November 2011, April 2012 and December 2012, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non systematic risk factors

  •
  Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, four publicly traded companies in China online marketing industry and two publicly traded companies in the U.S. online marketing industry were selected for reference as our guideline companies.

  •
  Discount for lack of marketability, or DLOM: DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (e.g., an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 11.0% to 21.0% in the period from 2010 to 2012.

    The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from March 2010 to December 2012. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18.5% to 24.0%.

  •
  Option-pricing method was used to allocate enterprise value to prefer and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation," or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

  •
  The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 41.3% to 61.9% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preference and ordinary shares would have been different.

        The determined fair value of the ordinary shares increased from US$2.232 per share as of November 30, 2011 to US$2.379 per share as of April 30, 2012. We believe the change in the fair value of ordinary shares is primarily attributable to the increase of our members from approximately 121,000 in the fourth quarter of 2011 to approximately 143,000 in the first quarter of 2012.

        The determined fair value of the ordinary shares increased from US$2.379 per share as of April 30, 2012 to US$2.484 per share as of December 31, 2012. We believe the change in the fair value of ordinary shares is primarily attributable to the increase of members from approximately 143,000 in the first quarter of 2012 to approximately 242,000 in the last quarter of 2012.

Internal Control over Financial Reporting

        In connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2012, we and our independent registered public accounting firm identified a material weakness as of December 31, 2012. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        To remedy our identified material weakness, we have adopted several measures to improve our internal control over financial reporting, including (1) hiring a senior accounting director, in December 2012, who has more than 10 years of extensive financial accounting and operations experience in a NYSE-listed China-based internet company, and who has started several initiatives to improve our company's internal controls over financial reporting in 2013, particularly the period end closing processes and controls; (2) implementing a finance enterprise resource planning system which improves visibility of data, journal entries and closing and reporting process controls in 2013; (3) hiring one additional staff for our U.S. GAAP reporting team as well as allocating more staff resources from other accounting teams to our U.S. GAAP reporting team during the reporting period in 2013; (4) organizing internal U.S. GAAP trainings in 2013 by our U.S. reporting director, who has gained extensive U.S. GAAP financial reporting experience at a NASDAQ-listed China-based technology company and a leading international accounting firm and obtained AICPA qualification; (5) setting up internal control audit function in 2013 under the leadership of our audit director who has gained the relevant experience in a NASDAQ-listed China-based internet company and a leading international accounting firm; and 6) improving the development, maintenance and integration of our various internal business systems in 2013 through the management information system department, which was established in the fourth quarter of 2012.

        In addition, we have started to take a number of other steps to strengthen our internal control over financial reporting, including (1) to further expedite and streamline the reporting process, (2) to develop compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, (3) to implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (4) to hire more resources to strengthen the financial reporting function and to set up financial and system control framework, and (5) to engage an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls.

        We expect to complete the measures discussed above by the end of 2013 and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See "Risk factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected."

        As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recent Accounting Pronouncements

        In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. This revised guidance will not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Exchange Risk

        Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. We had an immaterial net foreign exchange loss in 2012. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

        We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus). Assuming that we convert the full amount of the net proceeds from this offering into RMB, a        % appreciation of the RMB against the U.S. dollar, from a rate of RMB                        to US$1.00 to a rate of RMB                        to US$1.00, will result in a decrease of RMB                         million of the net proceeds from this offering. Conversely, a         % depreciation of the RMB against the U.S. dollar, from a rate of RMB                         to US$1.00 to a rate of RMB                        to US$1.00, will result in an increase of RMB                          million of the net proceeds from this offering.

  Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Our interest income in 2010, 2011 and 2012 was insignificant. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

 INDUSTRY OVERVIEW

Rapid Growth in China's Services Market and SMEs

        The services market in China has seen rapid expansion over the past several years driven by economic growth in China. According to the iResearch Report, China's services market grew from US$2.8 trillion in 2010 to US$3.7 trillion in 2012, representing a two-year CAGR of 15.5%, and is expected to further increase to US$8.5 trillion in 2017, representing a five-year CAGR of 18.0%.

China's Services Market

        Local merchants, mainly SMEs, are a crucial part of China's services market. The number of SMEs in China will reach 57 million in 2013, according to the iResearch Report. Penetration of SMEs remains relatively low in China. According to the iResearch Report, the number of SMEs per 1,000 people in China is expected to be 42 in 2013. Under-penetration of SMEs is expected to continue to drive the growth of SMEs in China. According to the iResearch Report, the number of SMEs in China is expected to increase to 78 million in 2017, or 56 SMEs per 1,000 people.

China's SMEs and Penetration

	2010	2011	2012E	2013E	2014E	2015E	2016E	2017E
SMEs (in millions)	45	49	53	57	62	67	72	78
SMEs per 1,000 people	34	36	39	42	45	49	52	56

Source: iResearch

Largest Online Population in the World

        According to the iResearch Report, internet users in China grew from 457 million in 2010 to 564 million in 2012, representing the largest internet population in the world, which is more than twice the size of the U.S. internet population of 246 million, according to the iResearch Report. China's internet penetration rate increased from 34.3% in 2010 to 42.1% in 2012, according to the iResearch Report, which is significantly lower than the penetration rate in the United States, which was 78.1% in 2012, according to the iResearch Report. The number of internet users in China is expected to reach 842 million in 2017, representing an internet penetration rate of 60.2%, according to the iResearch Report.

China's Internet Users and Penetration

	2010	2011	2012	2013E	2014E	2015E	2016E	2017E
Internet users (in millions)	457	513	564	618	673	730	786	842
Internet penetration rate(1)	34.3%	38.3%	42.1%	44.1%	48.1%	52.2%	56.1%	60.2%

Source: iResearch

(1)
Internet penetration rate for a given period equals the number of internet users divided by the total population in China for that period

        The number of mobile internet users in China has been growing at a fast pace, increasing from 303 million in 2010 to 420 million in 2012, representing a two-year CAGR of 17.8%, and is expected to further grow to 784 million in 2017, representing a five-year CAGR of 13.3%, according to the iResearch Report. iResearch estimates that China's mobile internet penetration rate will reach 45.9% in 2017, as compared to 38.0% in 2012.

China's Mobile Internet Users and Penetration

	2010	2011	2012	2013E	2014E	2015E	2016E	2017E
Mobile internet users (in millions)	303	356	420	495	568	654	723	784
Mobile internet penetration rate(1)	35.3%	36.5%	38.0%	41.0%	43.4%	44.3%	44.8%	45.9%

Source: iResearch

(1)
Mobile internet penetration rate for a given period equals the number of mobile internet users divided by the total number of mobile users in China for that period

China's Fast-Growing Online Marketing Industry

        China's online marketing industry has grown significantly as the internet continues to gain popularity as an effective marketing medium. According to the iResearch Report, China's online marketing industry grew from US$5.2 billion in 2010 to US$12.1 billion in 2012, representing a two-year CAGR of 52.1%, and is expected to grow to US$39.3 billion in 2017, representing a five-year CAGR of 26.6%, as the industry becomes more sophisticated and diversified. Based on iResearch's estimates, online marketing is expected to become the largest marketing medium in China in 2013. In addition, online marketing has experienced the highest growth rate among all major marketing channels in China since 2008, according to the iResearch Report.

China's Online Marketing Industry Revenue
(in billions of US$)

High Growth of Online Classifieds Industry

        Compared with other traditional information distribution channels that target mass audiences such as television, classifieds advertisements target audiences in specific regions with information organized into distinct categories, and generally at lower costs.

        The rapid proliferation of internet usage is driving a shift in classifieds towards the online channel. As a result, the online classifieds market in China is experiencing robust growth due to China's large number of megacities and the resource constraints faced by local merchants.

  Large number of megacities

        China has significantly more megacities, with 45 cities having populations of more than two million each, according to the iResearch Report, as compared to only 4 such cities in the U.S, according to the U.S. Census Bureau. We believe that cities with large populations have stronger demand for access to local information and more needs for local marketing solutions. This represents a significant opportunity for China's online classifieds industry.

Population Distribution by City

Population	Number of cities
China
More than 2 million	45
Between 1 million and 2 million	82
Between 500,000 and 1 million	108
United States
More than 2 million	4
Between 1 million and 2 million	5
Between 500,000 and 1 million	25

Sources: iResearch, U.S. Census Bureau

Note: China data as of December 31, 2011, US data as of July 1, 2012

  Difficulties faced by local merchants

        Due to their relatively smaller scale, local merchants face a number of inherent challenges when conducting business in China. Specifically,

  •
  local merchants lack adequate resources to launch large scale marketing campaigns;

  •
  traditional advertising channels, such as television and print media, do not serve local merchants in a cost-effective and targeted manner; and

  •
  local merchants lack effective mechanisms to demonstrate credibility and gain consumer trust.

        Compared with other information distribution channels, online classifieds are particularly effective as a marketing solution for local merchants for several reasons, including:

  •
  broad and targeted consumer reach;

  •
  relatively low costs; and

  •
  marketing flexibility with real-time updating of listings based on changing supply and demand.

        As a result, online classifieds have rapidly gained significance and become widely popular in China. According to the iResearch Report, the online classifieds market grew from US$71 million in 2010 to

US$275 million in 2012, representing a two-year CAGR of 96.8%, and is expected to grow to US$2,389 million in 2017, representing a five-year CAGR of 54.1%, according to the iResearch Report.

China's Online Classifieds Industry Revenue

Source: iResearch

  Mobile internet penetration expected to drive future growth

        The growing adoption of mobile internet usage combined with technological advancement has enabled the proliferation of rich content and more complex applications on mobile devices. With mobile applications, online classifieds providers enable users to access classifieds easily while on-the-go. We believe the accessibility of mobile devices and functionalities such as location-based services and instant messaging will lead to a higher level of user engagement. We also believe that local merchants will be able to better manage their product offerings through increased level of communications and interactions with their end customers. Mobile applications also allow online classifieds providers to better track user behavior and monitor listing effectiveness efficiently and cost-effectively, leading to more innovative and effective marketing products for local merchants.

BUSINESS

Overview

        We operate the largest online marketplace serving local merchants and consumers in China, as measured by monthly unique visitors on both our www.58.com website and mobile applications, according to the iResearch Report. Our online marketplace enables local merchants and consumers to connect, share information and conduct business. Our large and growing user base, merchant network and massive database of local information create a powerful network effect that enables us to maintain our leadership position.

        Our online marketplace contains a vast amount of credible and up-to-date local information in 381 cities, across diverse content categories, including housing, jobs, used goods, automotive, pets, tickets, yellow pages and other local services. We conduct automatic and manual screening using proprietary technology and processes to ensure relevance and accuracy of the information on our online marketplace. To further increase the quality of information and enhance user experience, we leverage our years of experience and continue to develop processes and features to certify local merchants, encourage user reviews, collect and respond to customer feedback through our customer service team and provide designed templates to local merchants to make listings more informative and effective. Our broad, in-depth and high quality local information, combined with our easy-to-use website and mobile applications, has made us a trusted marketplace for consumers.

        Our online marketplace also provides merchants with an affordable and effective marketing channel to reach a broad and targeted local consumer base. Our sales and customer service team stay in regular contact with our customers to help them use our online marketing services to achieve optimal marketing effectiveness. Our well-recognized brand, "58.com," further helps local merchants to attract consumers in China. As a result, we had approximately 4.3 million active local merchants on our marketplace in the second quarter of 2013.

        Our business model is highly compatible with mobile internet. Our listing-based content is easy to display through mobile devices. Our location-based services and other mobile functionalities significantly increase user engagement. We have launched a separate merchant mobile application to increase consumer-merchant communication and enhance the ability of merchants to manage content and attract consumers. In the second quarter of 2013, 39.4% of our average monthly page views were on mobile applications.

        Leveraging the network effect of our online marketplace and our focus on providing the best user experience, we have achieved market leadership with significant user traffic and growing user engagement, as shown by:

  •
  our no. 1 market position represented by 38.1% market share in terms of cash receipts in China's online classifieds market in 2012, according to the iResearch Report;

  •
  an average of 129.7 million monthly unique visitors that visited our website or used our mobile applications in the second quarter of 2013;

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  the number of page views per unique visitor on our website, which more than doubled in the second quarter of 2013 as compared to the same period in 2010; and

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  an average of 56.4 million monthly listings of local information that our users posted on our website and mobile applications in the second quarter of 2013.

        We generate revenues primarily from memberships and online marketing services. A membership is a basic service package consisting of merchant certification, display of an online storefront on our marketplace, preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team. Our online marketing services mainly include performance-based and time-based services that best suit local merchants' unique business needs and budget requirements.

        Our revenues were US$10.7 million, US$41.5 million and US$87.1 million in 2010, 2011 and 2012, respectively. We incurred net losses of US$13.9 million, US$83.4 million and US$30.4 million in 2010, 2011 and 2012, respectively.

Why Consumers Choose Us

        We believe consumers come to us because our online marketplace provides:

        Depth of information at the local level.    Our marketplace has a massive amount of detailed local information which consumers can quickly and effectively view and search.

        Breadth of content categories.    Our marketplace features a wide range of relevant content categories offering a one-stop shop of local information for consumers.

        Up-to-date and credible information.    A massive amount of new information is added to our online marketplace every day. We utilize proprietary technologies and processes and employ dedicated personnel to verify the accuracy and relevancy of information.

        Ease of use.    The simple and clear layout of our marketplace and our optimized search capabilities allow consumers to easily browse and post relevant information.

        Compelling mobile experience.    Our listing-based content is easily accessible through mobile devices. Location-based services and other mobile functionalities drive a higher level of user engagement.

Why Merchants Choose Us

        We believe local merchants choose us because our online marketplace provides:

        Broad consumer reach.    Our marketplace enables local merchants to access a large number of prospective consumers.

        Affordable and effective marketing channel.    We offer cost-effective online marketing solutions to local merchants, who are generally underserved by traditional marketing channels. Many merchants experience a first call the same day they post their listing.

        Ability to target consumers.    Consumers visiting our marketplace generally have a demand for specific services in a specific location. We have also developed detailed parameters in each content category for merchants to articulate and differentiate their services and products that meet specific demands of consumers.

        Strong customer service.    We provide dedicated customer service to help our members optimize the effectiveness of their listings.

        Well recognized brand.    Leveraging our well-recognized brand, local merchants can effectively market their own services, and further promote our brand through word-of-mouth.

Our Strengths

        We believe that our success is largely attributable to the following key competitive strengths:

  Leading market position

        We operate the largest online marketplace serving local merchants and consumers in China, as measured by monthly unique visitors on both our www.58.com website and mobile applications, according to the iResearch Report. Our www.58.com website and mobile applications attracted an average of 129.7 million monthly unique visitors in the second quarter of 2013. We also had a market share of 38.1% in terms of cash receipts in China's online classifieds market in 2012, according to the iResearch Report.

  Powerful network effect

        Consumers come to our online marketplace to access our vast database of credible and up-to-date local information. Our large consumer base attracts merchants to our online marketplace and merchants are incentivized to upload listings to enhance their marketing effect. An average of 56.4 million monthly listings of local information were posted, attracting an average of 129.7 million monthly unique visitors to our www.58.com website and mobile applications in the second quarter of 2013. Large and increasing amounts of consumers, local merchants and content make our online marketplace more appealing. This powerful network effect represents an important competitive advantage and creates a significant barrier to entry.

  Trusted marketplace

        We utilize proprietary screening and monitoring technologies and processes to increase the quality of the information on our online marketplace. Merchants can further increase their credibility by going through our merchant certification processes developed based on our years of operating experience. We had certified approximately 1.2 million local merchants up to June 30, 2013. We have also developed several features and processes to protect consumer interests, such as introducing merchants who provide quality guarantees for consumers and encouraging consumers to post reviews on merchant listings. Consumers can also easily report fraud if they come across suspicious content. As a result, user engagement on our online marketplace has significantly increased. The number of page views per unique visitor on our website more than doubled in the second quarter of 2013 as compared to the same period in 2010. In addition, the average daily traffic contribution from the unique visitors who visited our website five times or more per day increased from 25.8% in June 2010 to 37.8% in June 2013.

  Proven mobile adoption

        Our online marketplace is proven to realize the significant benefits and potential of mobile internet. Our Android- and iOS-based mobile applications allow users to efficiently view and search our vast database of local information. Our listing-based content is easy to display through mobile devices. Location-based services and other mobile functionalities drive a higher level of user engagement. Our mobile applications enable users to enrich listing content through multi-media functions of mobile devices. Our dedicated mobile application for merchants help them better monitor marketing effectiveness through the number of calls, communicate with and attract consumers on the go. As a result, our mobile traffic has grown significantly and 39.4% of average monthly page views were on mobile applications in the second quarter of 2013. The number of page views per unique visitor on our mobile applications is more than twice the number of page views per unique visitor on our website.

  Extensive and engaged merchant network

        Our experienced nationwide field sales and dedicated customer service teams have established an extensive and engaged network of local merchants. They communicate with our merchant customers regularly to help them analyze listing performance and use our various online marketing services to maximize the marketing effectiveness. As a result, our merchant customers post and update a massive amount of listings every day. Through our instant messaging software, they also actively communicate with consumers. Merchant engagement helps increase overall user engagement on our marketplace.

  Strong brand recognition

        Our "58.com" brand is highly recognized in China. We believe our brand represents a superior online marketplace user experience and access to a vast database of credible and up-to-date local information to satisfy users' demands for local services. Our brand attracts new users and further reinforces the network effect of our marketplace.

  Significant monetization potential

        We are still at an early stage of monetizing our substantial user traffic. Our business model is highly scalable as our technology, sales and services capabilities and prior investment in brand promotion give us flexibility in penetrating new verticals and cities. We create significant entry barriers through our constantly refreshed content, large user base, established brand, significant operating experience and the strong network effect of these strengths.

  Strong product development and engineering capabilities

        As of June 30, 2013, we had 574 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our Strategies

        Our vision is to provide the most convenient and trusted online marketplace for local merchants and consumers in China. We intend to achieve our vision by pursing the following growth strategies:

  Grow user base and enhance user experience

        We will focus on improving user experience to grow our user base and enhance user loyalty. We will continue to invest in our technology infrastructure and user functionality based on user feedback and user behavior analysis, to improve and streamline the way consumers access the relevant information they need. We will also continue to actively introduce new features and tools for local merchants to better monitor and increase marketing effectiveness.

  Expand and strengthen merchant network

        Our sales and service team will continue to educate local merchants on the ease and effectiveness of our online marketplace as a marketing solution. We will launch and promote various online marketing services to increase customer engagement and strengthen and expand our merchant network.

  Enhance mobile capabilities

        We plan to further leverage mobile device functionality by providing more innovative services, such as improved location-based services to allow users to review and post information on our marketplace. We will continually develop and enhance our merchant mobile application to help merchants work more effectively in meeting the consumers' demands. We will continue to innovate to meet the needs of the rapidly growing mobile user community.

  Further monetize traffic

        We are still at an early stage of monetizing our substantial user traffic. We expect that our sales and service team will become more efficient to generate new customers. In addition, we will enhance our marketing technologies and our online marketing services offerings to increase the spending of our existing customers. We strive to attract more customers to use our online marketing services and expect our online marketing services to proliferate.

  Pursue strategic alliances and acquisition opportunities

        We may pursue strategic alliances and acquisitions that complement our online marketplace, improve our technologies and infrastructure and enhance our user experience.

Our Users

        Our users refer to all participants on our marketplace, including consumers and local merchants. Users may browse and search the listings on our online marketplace without the need to register an account with us. After completing a user registration process, a user can post information and use our communication tools and other services.

        Our members refer to the registered accounts through which our users have purchased our membership services. Users who have purchased our membership are entitled to additional services and benefits after paying membership fees to us. See also "—Service Offerings—Membership." Our online marketing customers refer to users who have purchased our various online marketing services to enhance their marketing effectiveness. Our members can also purchase online marketing services in addition to membership subscriptions. Online customers users also include third-party internet companies who collaborate with us on performance-based online marketing services for their own advertisers.

        Our focus on providing the best user experience through investments in product development and engineering capabilities, combined with the volume and quality of local information on our marketplace, has significantly increased user engagement on our marketplace over the past years. The growing level of our user engagement is evidenced by the increasing number of page views per unique visitor on our website and frequent users. The number of page views per unique visitor on our website has more than doubled in the second quarter of 2013, as compared to that in the same period in 2010. In addition, the average daily traffic contribution from the unique visitors who visited our website five times or more per day increased from 25.8% in June 2010 to 37.8% in June 2013.

Content Categories

        Our users post a massive amount of listings on our marketplace covering a wide range of services and products. We organize the listings on our marketplace by content categories in an intuitive and easy-to-use directory to facilitate the browsing and viewing of listings. Within each main content category, information is further sorted into sub-categories with various search criteria and parameters to allow users to further refine their information search and increase the relevancy of their search results. Currently, listings on our online marketplace cover the following main content categories:

• • • • • •	Housing Automotive Homecare and Relocation Business Services Food Franchise	• • • • • •	Jobs Pets Renovation Travel Beauty Other local services	• • • • •	Used goods Tickets Wedding Education Entertainment

        Key features of the main content categories are summarized as follows:

  •
  Housing.  This is sorted into sub-groups of residential leasing and sub-leasing, secondary property sale, office space leasing, retail space leasing and factory and other industrial real estate leasing. We differentiate listings uploaded by individuals from those by real estate agents. Our tools protect private contact information for individual users who prefer being contacted by individuals instead of real estate agents. We further facilitate users' decision making by providing property pricing index, generated from our listing database, for different areas and property categories. Our PC and mobile applications enable real estate agents to conveniently upload, manage their listings, communicate with consumers and monitor marketing effectiveness. According to the iResearch Report, in May 2013, our content category for housing was ranked among the top three real estate websites in China in terms of monthly unique visitors.

  •
  Jobs.  This currently covers a wide range of job categories such as sales people, skilled workers, food and beverage staff, delivery staff, and homecare and cleaning staff. Employers can search and review resumes on our database. In addition, our content category contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. According to the iResearch Report, in May 2013, our content category for jobs was ranked among the top three recruitment websites in China in terms of monthly unique visitors.

  •
  Used goods.  This covers a wide selection of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, office furniture, books, artworks, sporting goods, musical instruments and other used goods. Users can also find barter trade deals from our used goods directory. In addition to information exchange, we also facilitate online transactions, and partner with third-party payment providers to allow guaranteed online payment.

  •
  Automotive.  This includes listings of used cars, car leasings, driving school services, automotive repair and maintenance services, and other car-related services. In addition to providing information, we liaise with qualified third party vendors to facilitate the used cars transaction process by providing services such as vehicle inspection, sales registration, and money-back quality guarantees. According to the iResearch Report, in May 2013, our content category for used cars was ranked among the top three used car websites in China in terms of monthly unique visitors.

  •
  Pets.  This includes listings for different types of pets for sale or adoption, such as dogs, cats, fish, birds and other small house pets. Pet lovers can also find various products and services related to pet care such as pet hospitals, pet food and petwear.

  •
  Tickets.  This includes ticket information for events such as concerts, movies, operas and plays, train and airplane tickets, as well as for amusement parks and other sightseeing and travel destinations.

  •
  Yellow pages.  This business directory covers a variety of services, which include homecare and relocation, renovation, wedding, business services, travel, education, food, beauty, entertainment and franchise. In some relevant content categories, we facilitate commerce by providing online user review, reservation, transaction and payment tools. These functionalities further enhance user engagement and bring a higher level of convenience to users.

Our Website and Mobile Applications

        Our www.58.com website is organized to ensure a smooth user experience. Users typically enter one of the 381 city websites by selecting the city of their interest. Users can further select a specific neighborhood within the city, leading users to information that is only relevant to the selected neighborhood. Within each city website, listings are grouped by content categories and subcategories. For example, users can select housing as a content category and then select one of the housing subcategories, such as residential leasing, secondary property sales and new property sales. In each content category, we provide customized parameters to allow users to further filter their search queries. For instance, in the housing category and subcategories, the parameters include price range, size, number of bedrooms and information source from sole proprietors and agents.

        From the home page, once users select the location and category, users will access a listing page, where numerous listings are being displayed. The listings on this page typically include brief information on merchants and their services. When users click on an individual listing, a landing page will show more detailed information about the merchant and the product and service the merchant provides. These subcategories and additional parameters are regularly reviewed and optimized for each content category based on user feedback we receive and user traffic data to ensure we continue to provide a superior user experience.

        Our listing-based content is easily accessible through our different mobile applications. We mainly offer three types of mobile applications, i.e., downloadable applications developed for Android and iOS platforms, browser-adapted applications for users accessing our website through their smartphone browsers and Wireless Application Protocol, or WAP, applications for feature phone users.

        The mobile application content layout is intuitive and easy to use. Once users select a location and a main content category, they are presented with the listings results. Users can further narrow the search by selecting more detailed search parameters, customized for different content categories.

        The unique mobile functions further enhance user experience on mobile phones. For example, a direct dial feature on our mobile-enabled platform allows users to call the phone numbers displayed on a listing by a single click. In addition, mobile users can send messages or use instant messaging software from our mobile applications at any time. We designed additional features for users to upload photos from mobile phones to update the listing content, which is immediately synchronized with web content. The multi-media functionalities of mobile phones further enrich the listing content on our marketplace. Furthermore, location-based functionalities of mobile phones enable us to provide information that is more geographically relevant to users on a real-time basis. We also developed technologies to recommend content based on users' past viewing history. We continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

        All users can use our marketplace to:

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  Browse and search.  Users can browse and search our large database of listings to retrieve specific listings relevant to their needs for free and without the need of registering an account with us. Users are able to obtain search results based on keyword searches as well as an intelligent dictionary of commercial products and associated terms. Our mobile applications also allow location-based searches which increase the relevance of the search results.

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  Post listings.  Users who register with us enjoy the basic services of listing information on our online marketplace for free and other additional benefits. A registered user can choose to go through our certification process by providing personal identification information, mobile phone number and email for an individual or business license and contact information for an enterprise. Listings by a registered user that has passed the merchant certification process will be identified with a trust rating score on our online marketplace.

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  Communicate.  Other than traditional phone communication, our www.58.com website and mobile applications offer instant messaging tools enabling users to maintain a "friends list" and communicate online. In addition to the instant messaging tools, our mobile site and mobile applications contain a direct dial feature which allows users to call or send text messages to phone numbers displayed on the listings by a simple click. Our instant messaging software and mobile application are designed specifically for merchants. They have features such as instant notification when users visit their listings which ensures real-time interaction between merchants and consumers and recommending users to merchants based on our system's intelligent matching capability after analyzing a merchant's listing content and a user's viewing history.

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  Make reservation and purchase.  In addition to providing a local information directory, our online marketplace also facilitates online reservations and transactions among consumers and local merchants. For example, users can book wedding services, entertainment and relocation services, buy pets, tickets and other services on our marketplace.

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  Review and report.  Users can post reviews on listings on our marketplace which provides transparency on merchant credibility. Consumers can also easily report fraud if they come across suspicious content.

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  Conduct transaction in a safe environment.  We have rolled out a consumer protection program, which contains various measures to help improve information credibility and promote safer transactions. For instance, we bring in merchants who provide quality guarantee deposits to settle potential consumer disputes in our pets content category. In our automotive category, in addition to providing vehicle information, we partner with third parties to provide a one-stop shop for used cars sales. Furthermore, we entered into a strategic alliance with a leading third-party online payment platform in China to offer online transaction payment guarantee services. Through this service, the third-party payment platform will temporarily deposit the buyer's payment in escrow. The payment is released to the seller when the buyer confirms satisfaction of the purchased products or services. This will further improve the safety of transactions and credibility of our marketplace.

Service Offerings

  Membership

        A membership is a basic service package consisting of merchant certification, display of an online storefront on our marketplace, preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team. Merchants who subscribe to our membership can enjoy more services and obtain more effective marketing than non-paying merchants on our marketplace.

        We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. Memberships in the housing category are primarily one- to three-month packages. We acquire a majority of members through our field sales team. Our centralized and dedicated tele-customer service team supports our members during their membership to enhance the effectiveness of the members' marketing efforts and improve the likelihood of membership renewals. A majority of our members are small and medium-sized local merchants. The competitive landscape of such merchants changes quickly and many only have temporary recruiting or marketing needs from time to time. We believe our field sales and customer service teams have been effective in increasing the number of our members and retaining high quality existing members and increasing spending by our existing members, all of which are important to the growth of our revenues.

        The following table sets forth the number of members for the periods indicated.

	For the Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Members(1) (in thousands)	47.0	76.4	105.3	121.3	143.4	189.1	230.3	241.7

(1)
We define members as the registered accounts through which our users have purchased our membership subscriptions. The number of members in a given period represents the members whose membership subscriptions are in their service period at any point during such given period.

        Our membership services package includes the following services:

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  Certification services.  We require mandatory merchant certification for local merchants who intend to become our members. We require membership applicants to provide us with copies of their business licenses and we check the authenticity of details included in the business licenses against those available in third-party databases, such as the publicly available database of local administration of industry and commerce. We have also developed various other certification processes and requirements that are specific to different content categories based on our years of experience. Each member that has passed the merchant certification process will be identified as a certified merchant on our marketplace. We had certified approximately 1.2 million local merchants up to June 30, 2013. We may downgrade or upgrade a member's trust rating based on the member's prior activities on our online marketplace, the screening results and user feedback pursuant to our internal policy.

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  Online storefront.  Members can set up online storefronts by utilizing over 200 standard website templates that we have developed in-house and that can be customized for different service sectors. A member may include a brief company profile containing the member's contact information and a virtual showroom of the member's products and services. The online storefront also includes online reservation, transaction and payment functions.

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  Preferential listing benefits.  Members' listings and online storefronts have priority placement in the listings and search results over those of our non-member registered users. In addition, members can designate time intervals throughout a day to refresh their listings up to a pre-set number of times a day without additional fees. Other benefits include higher daily quota to upload listings, higher discounts to purchase other online marketing services, dedicated telephone numbers through which users can contact merchants for customer services and statistical reports to track marketing effectiveness and participation opportunity in our marketing events.

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  Customer service.  We provide our members with a dedicated and experienced customer support team that attends to their inquiries, assist them with setting up their online storefronts, and follow up with them to help optimize their listings and marketing effectiveness. In addition to general customer service, we also provide industry specific online marketing know-how to help merchants maximize their market effectiveness.

        Membership revenues from customers are mostly collected by our field sales teams, while customers can also opt to request and subscribe to memberships through our online interface.

  Online Marketing Services

        Our online marketing services include performance-based and time-based services. These services correspond to different locations on a webpage and have different display forms, such as priority listings and banners. Merchants can choose the most suitable services to suit their specific needs and budgets.

        We continue to explore opportunities to more efficiently monetize our substantial traffic. For instance in the second quarter of 2012, we developed a real-time bidding system to allow users to bid for prominent places on our marketplace on a daily basis. This enables us to generate much higher revenues from the same amount of listing space by attracting more customers and increasing the average spending per customer.

        Customers can opt for services with pricing directly linked to a number of performance criteria, such as number of clicks, effective phone calls and new user registrations. We also provide time-based marketing services including banner promotion services, brand promotion services and other graphical or text based display. The length of these services can range from a day, a number of days, weeks to several months.

        Merchants can purchase online marketing services through an easy-to-use online interface on our marketplace. Members can log into our account management webpage which is a one stop shop for members to review and optimize performances of their existing listings and to upload new listings. They can see how many clicks are brought to their listings and can evaluate the effectiveness by analyzing user traffic to their listings as compared to that of other listings in similar content sub-categories and locations. On our account management webpage members can easily purchase various online marketing services to enhance the marketing impact for some or all of their listings. They can also participate in biddings for priority listings through a simple interface that we provide at the membership center. Users who are not our members can also access a simpler page with similar functions to purchase online marketing services.

        Our field sales and customer service teams who stay in regular contact with our customers promote these services to our members. Leveraging our online marketing expertise, we help members to select the most suitable services to maximize their marketing effectiveness.

        We also generate revenues from collaboration with third-party internet companies in China. Pursuant to the agreements, we allocated certain positions on our online marketplace to display the marketing links provided by the third-party internet companies and recognize revenues based on the number of clicks or cost-per-thousand impressions on these marketing links at a pre-determined price.

Merchant Examples

        The following examples illustrate how our online marketplace works and the benefits it provides to local merchants.

        Housing.    A local real estate agency in a suburban area of Beijing began using www.58.com as a marketing channel in 2011 through membership subscription. The real estate agency had previously been relying primarily on flyers, exhibition booths and free online marketing services with limited effectiveness, and was particularly attracted by the depth and broad reach of local information and massive user traffic in our rental markets. The effectiveness of our online marketplace was apparent when the agency rapidly began receiving responses to listings, often on the same day as listings were posted. The success the agency achieved from using our online marketplace eventually led us to becoming its principal marketing channel. This is reflected in the growth of our housing membership fees from this agency from approximately RMB40,000 (US$6,420) in 2011 to over RMB290,000 (US$46,548) during the first half of 2013. The real estate agency also began utilizing our membership services on our jobs category to recruit real estate agents, demonstrating our ability to cross-sell our content categories and our network effect.

        Yellow Pages.    A local moving company in Shanghai that discovered us through word-of-mouth recommendation began marketing on www.58.com in 2010 through membership subscriptions. Small local moving companies typically find it difficult to attract sufficient customer volume due to the lack of adequate marketing channels. The company found our moving sub-category within our yellow pages category an affordable and effective marketing channel to reach a greater number of local consumers. In addition to renewing its annual membership each year since then, they have increased their spending on our online marketing services from approximately RMB2,000 (US$321) in 2012 to over RMB14,000 (US$2,247) in the first half of 2013, as a result of the effectiveness of our online marketing services. Since they began marketing on our online marketplace, the company has grown significantly, benefiting from an expanding customer reach, and chose us to be its principal online marketing channel.

Technology

        We have made significant investments in different technologies to ensure superior user experience and information quality. As of June 30, 2013, we had a team of 574 highly skilled product development personnel and engineers with expertise in a broad range of technical areas. We have built strong capabilities in real-time search, anti-fraud protection, information quality assurance, large-scale systems, scalable infrastructure, real-time bidding technology and mobile technologies.

  Real-time Search

        The ability to display information in a timely fashion contributes significantly to user experience on our online marketplace. To accomplish the timely display of information, we have developed a proprietary search engine with high levels of performance, reliability and scalability.

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  High performance levels.  We have implemented an advanced search indexing system, through which all new data are stored immediately after they are posted. Our new postings are typically available for search within three seconds after they are posted.

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  Highly reliable.  We have developed a load balancing mechanism in the search engine to ensure that in the event of any server failure, our overall searching system will be unaffected.

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  Highly scalable.  The search system is implemented on a distributed and clustered infrastructure which enables the storage and processing of large datasets and facilitates deployment of resources on a larger scale.

  Anti-fraud Protection and Information Quality Assurance

        We have built a framework in which we measure information quality and classify quality issues into different levels such as fraud risk, authenticity, clarity and relevance. Based on the results of the initial information quality measurement, we deploy information screening technologies according to the level of quality issues we identify. To maximize the efficiency of our system, if we identify a listing as involving a higher level of risk, we do not proceed further with the lower level of screening procedures. For example, if a listing is detected and identified as high fraud risk, we would prevent our system from posting the listing and further test and screen it for authenticity. Our strong anti-fraud capabilities include:

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  Content analysis technology.  Our system screens every listing for fraud risk before a listing can be displayed on our online marketplace by using various specific technologies such as watermark identification, information retrieval and machine learning technologies. Our system is designed to sweep the data being transmitted on our marketplace on a real-time basis for sensitive keywords, questionable content and unusual levels of activity.

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  User behavior analysis technology.  Equipped with data mining technology to track and analyze a wide range of anonymous user information, our system can detect and flag potential irregularities and initiate the relevant procedures to quickly identify and fix any potential problems.

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  Manual review and feedback adopting system.  We use a manual review process to screen information that is flagged by our system, requiring a more detailed follow-up. We have built a mechanism through which our system can "learn" from the results if a listing is checked and validated to be accurate through our manual review process, by incorporating the manual review results in our system database. Thus we are able to continue to update our system and enhance the system's screening capability and efficiency.

  Large-Scale Systems and Scalable Infrastructure

        We have built a system infrastructure that is easily scalable, supports a massive number of software and systems and has large data storage capacity. For example, when new information is posted, it is redistributed to several separate systems and servers for further analysis and internal reviews, such as anti-fraud screening, search index building and data mining.

        Our entire system is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily as data storage and user visits increase. We have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed.

  Mobile Technologies

        Average monthly page views from mobile applications represented 39.4% of average monthly page views in the second quarter of 2013. We use native web development capabilities to ensure our applications can be upgraded rapidly and third-party applications can be integrated onto our mobile platform in a flexible and efficient manner.

        In addition, our mobile applications allow us to collect more detailed user behavior data, leverage our data mining capabilities and introduce new user features, such as personalized content, to enhance user experience.

Content Management and Monitoring

        We have dedicated personnel reviewing content on our marketplace for compliance with applicable laws and regulations, aided by a program designed to sweep our marketplace and the data being transmitted in our system on a real-time basis for sensitive keywords, questionable content and unusual levels of activity. Content that contains certain keywords is automatically filtered by our program and cannot be successfully posted on our online marketplace.

        Apart from ensuring our content is compliant with applicable laws and regulations, we believe information quality is critical to superior user experience. We utilize proprietary screening and monitoring technologies together with manual screening to ensure the relevance, accuracy and credibility of the content on our online marketplace. Consumers can also post reviews on merchant listings, which provide transparency on merchant credibility. Consumers can also easily report fraud if they come across suspicious content.

        We encourage merchants to further increase their credibility by going through our merchant certification procedure which is mandatory for our members. We had certified approximately 1.2 million local merchants up to June 30, 2013. The increased quality of our merchant network increases the quality of information on our marketplace. We have rolled out a consumer protection program, which contains various measures to help improve information credibility and promote safer online transactions.

        Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our online marketplace. In the user agreement, the user makes certain representations and warranties, including, among others, (1) all information submitted for registration purpose and all user-generated content are true, (2) none of the user-generated content infringes on third-party rights or properties, (3) the user-generated content is in compliance with relevant PRC laws and regulations, (4) the user alone is responsible for any losses, injuries, liabilities or expenses arising from or caused by the user-generated content, and (5) the user will not hold us liable for any losses arising from intellectual property right infringement by using our online marketplace. However, we may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our online marketplace. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to enforcement mechanisms of the PRC legal system which may not be effective.

Sales and Customer Service

  Sales

        Our field sales force provides us with direct access to local merchants and helps us better understand local needs. They help to certify our members in person, generate leads through our customer relationship management system and organize focused workshops with merchants to enhance online marketing capabilities and develop members.

        We have invested significant resources in building our sales infrastructure. As of June 30, 2013, we had established branches in 27 major cities with a sales team of over 3,800 employees. Much of our geographic expansion took place in 2010 and 2011. In 2012, we focused on increasing the efficiency of our sales team and our headcount level remained relatively stable. Our field sales team has contributed to the revenue growth of our membership services and online marketing services. Our close relationship with our customers developed by our field sales team differentiates us from our competitors and creates a barrier to entry.

        The compensation package for our sales team includes incentives based on the revenues they achieve. We provide regular in-house and external education and training to our sales team to help them provide merchants with comprehensive information about our services and the advantages of using our online marketplace. Our performance-linked compensation structure and career-oriented training help motivate our sales team. We have greatly improved our sales efficiency, which is measured by revenues generated by each sales person. We expect to increase our sales team's efficiency as we continually upgrade our customer relationship management system and increase management capabilities.

        The majority of our revenues are generated from our field sales team. In cities other than the 27 cities covered by our field sales team, we also utilize sales agencies to grow our business. As of June 30, 2013, we had over 180 sales agencies.

  Customer Service

        General user service. We have dedicated teams who are committed to address general users' queries within 24 hours through online messages or emails. In addition, we closely monitor user feedback from various other channels, such as popular social network services platforms and promptly elevate issues internally and respond to valuable user feedback we collect.

        Member service. For our members, we have a dedicated customer service center in Tianjin, China, staffed with over 400 customer service personnel, who support our members through our members-only toll-free phone number and other online communication channels. Our dedicated customer service team is well trained on our membership services functionalities and online marketing services offerings. They help members to analyze the performance of their listings, such as the unique visitors and page views of their online storefronts. Leveraging their specific online marketing know-how, our customer service team helps our members maximize marketing effectiveness of their listings through educating and assisting members to fully utilize the tools and functions of our online services and design tailor-made marketing solutions based on the specific demands and conditions of the members. Our customer service capabilities help enhance customer satisfaction.

        New Member Generation. In some cases, we utilize our customer service team to develop new members through tele-sales activities. In the industries where local merchants are more familiar with online marketing, we find this to be more cost-effective to promote our online marketing services on the phone, as opposed to having in-person demonstrations of our service offerings. We also use our tele-sales team to cover remote areas where it is not economical to cover through our direct sales team or sales agent network.

        We will continue to invest in and enhance our customer service capability which will contribute to the overall customer satisfaction and efficiency of our business.

Marketing and Brand Promotion

        We believe improvement in user experience, which drives word-of-mouth and repeat usage, is an important and efficient form of marketing. In addition, we employ a variety of programs and marketing activities to promote our brand and our services. Our online marketing activities consist of paid marketing through internet navigation sites and various popular search engines in China and display advertisements. Our offline marketing activities include traditional mainstream media such as television, billboard, direct mailing advertisements, public relations activities, as well as sponsored events to increase our visibility and promote our brand. We also conduct merchant related marketing events, such as seminars and workshops, where we meet with local merchants to share insights in the industries, introduce and promote our various online marketing services to deepen our relationship with the merchant network. We regularly monitor the effectiveness of our marketing activities to control the overall costs of our marketing programs. We utilize an automated tracking system to monitor the traffic directed to our advertisements and can quickly adjust our spending in different marketing channels based on the results based on strategic and pricing considerations. We also engage third-party advertising consultants to evaluate the effectiveness of our marketing programs on a regular basis to better formulate our marketing strategies.

Intellectual Property

        Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We have applied for the registration of 22 patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. We have registered 21 computer software copyrights and 24 artwork copyrights in China. In addition, we have registered 6 domain names that are material to our business, including www.58.com and www.58.com.cn, and 28 trademarks, including and , in China.

Competition

        Our competitors in the online marketing space include industry- or content-specific vertical websites, whose information serve the same underlying industries as certain content categories of our online marketplace, and smaller or regional online classifieds websites. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily with our user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities. In some cases, we partner with other internet companies to provide better user experiences and achieve win-win collaborations.

        Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, local content providers may be acquired by, receive investment from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Certain of our competitors may be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us. See "Risk Factors—We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses."

Employees

        As of June 30, 2013, we had 5,254 full-time employees, including 4,280 in sales, customer service and marketing, 574 in research and development, 71 in website operations and 329 in management and administrative positions. We had a total of 2,387, 5,821 and 5,660 employees as of December 31, 2010, 2011 and 2012, respectively. The decrease in the number of employees in 2012 was primarily attributable to the scaling back of our group buying business. We also employ independent contractors and temporary personnel from time to time.

        Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and meritocracy, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We design and implement in-house training programs tailored to each job function and a set of responsibilities to enhance performance. Specific training is provided to new employees at orientation to familiarize them with our working environment and operational procedures.

        As required by PRC regulations, we participate in various statutory employee benefit plans, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Facilities

        Our principal executive offices are located on leased premises comprising 9,339 square meters in Beijing, China. We also maintain leased offices in 26 additional cities in China totaling 23,752 square meters. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The lease for our principal executive offices will expire in 2027, and the other leases typically have terms of one to five years, some of which are due to expire during 2014 or 2015.

        Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed automatically upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Legal Proceedings

        From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business. Internet companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations in connection with the content available on their websites or services they provide. We are currently not involved in any legal or administrative proceedings that would materially and adversely affect our business.

REGULATION

        This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

        The PRC government extensively regulates the telecommunications industry, including the internet sector. The PRC State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce. However, China's telecommunications industry and internet-related industry are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, internet-related services and e-commerce. See "Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us."

  Licenses for Value-Added Telecommunication Services

        The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors' investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in 2011, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

        The Telecommunications Regulations issued by the PRC State Council in September 2000 are the primary regulations governing telecommunication services. The Telecommunications Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecommunications Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecommunications Regulations draw a distinction between "basic telecommunications services" and "value-added telecommunications services." Information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

        Pursuant to the Administrative Measures for Telecommunications Business Operating Permit promulgated by the MIIT in March 2009, there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license.

        Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, commercial internet information services operators must obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. One of our affiliated PRC entities, Beijing 58, obtained an ICP License issued by Beijing Administration of Telecommunication in May 2006, which was renewed in May 2011 and will expire is May 2016.

        The Internet Electronic Bulletin Service Administrative Measures promulgated by the MIIT in November 2000, require internet information services operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, the requirement of BBS approval was terminated by a decision issued by the PRC State Council. However, in practice the relevant authorities still require the relevant operating companies to obtain such approval for the operation of BBS services. Beijing 58 obtained an approval for providing BBS services issued by Beijing Administration of Telecommunication on May 23, 2006 and an ICP License with electronic bulletin boards service in its service scope issued by Beijing Administration of Telecommunication on May 5, 2011.

  Foreign Investment in Value-Added Telecommunications Services

        Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and amended subsequently, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

        The MIIT Circular issued in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for internet content provision to conduct any value-added telecommunications business in China. Pursuant to the circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

        In light of the aforesaid restrictions, we rely on Beijing 58, one of our affiliated PRC entities, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangement, please refer to "Our Corporate History and Structure." To comply with these PRC regulations, we operate our website and value-added telecommunications services through Beijing 58. Beijing 58 holds an ICP license and owns all domain names used in our value-added telecommunications businesses. Beijing

58 is also the owner of all registered trademarks used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

  Regulations on Information Security and Censorship

        The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. The National People's Congress, China's national legislative body, enacted a law in December 2000, as subsequently amended, among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, internet content providers and internet publishers are prohibited from posting or displaying over the internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing.

        The Ministry of Public Security has promulgated measures in December 1997 that prohibit the use of the internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC law, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

        In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People's Congress in December 2012, ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities. In July 2013, the MIIT promulgated the Regulation on Protection of Personal Information of Telecommunication and Internet Users to provide for more detailed rules in this respect.

        In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

        As Beijing 58 is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintains records of users' information as required by the relevant laws and regulations. Beijing 58 has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. The majority of the content posted on our online marketplace is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our online marketplace and removing prohibited content. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our online marketplace in the past. However, there is significant amount of content posted on our online marketplace by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

        If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our online marketplace, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our online marketplace objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our online marketplace increases.

  Regulations on Internet Privacy

        The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Bulletin Service Administrative Measures, ICP operators that provide electronic messaging services must keep users' personal information confidential and must not disclose the personal information to any third party without the users' consent or unless required by law. The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

  Regulations on Internet Mapping Services

        Pursuant to the PRC regulations applicable to internet mapping services issued by the National Administration of Surveying, Mapping and Geoinformation (formerly known as the State Bureau of Surveying and Mapping), maps transmitted through internet are internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or municipal surveying and mapping bureau on security system, qualification management and filing management. Internet maps must be approved by relevant government authority before they can be publicized on internet. Further, the State Bureau of Surveying and Mapping and other seven PRC government authorities jointly issued a notice in 2008, to investigate and punish the illegal and non-compliance activities with respect to the internet mapping services or geography information services. We currently provide location information in housing directory by using maps provided by a third party internet map operator, which may be deemed as one type of internet mapping services. Our affiliated PRC entity, Beijing 58, obtained a Surveying and Mapping Qualification Certificate for internet map search and location services in May 2012, which will expire in December 2014.

Regulations on Employment Agency Services

        In accordance with the Employment Promotion Law promulgated by the Ministry of Human Resources and Social Security and the Regulations on Employment Service and Employment Administration promulgated by the Ministry of Human Resources and Social Security, both with effect from January 1, 2008, an employment agency, which provides intermediary and other services for recruitment by employers and job seeking by employees, must obtain an Employment Agency License from the relevant labor authority and be subject to annual inspection by such authority. An employment agency may engage in collecting and publishing job seeking and recruitment information and providing internet employment information services in accordance with relevant laws and regulations. An employment agency is prohibited from providing services for individuals without legal identity certifications or enterprises without legal licenses. A wholly foreign-owned enterprise (other than owned by Hong Kong and Macau service providers) is prohibited from conducting employment agency business. Our jobs and resumes directory provides an online marketplace for job seekers and employers to post resumes and job opportunities. Our affiliated PRC entity, Beijing 58, obtained an Employment Agency License in March 2012, which will expire in March 2016.

Regulations on E-commerce

        China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating e-commerce business. In December 2007, the Standing Committee of Beijing Municipal People's Congress adopted the Beijing Municipal Regulations on Promotion of Informatization, which provide that any individual or enterprise that conducts business operations through the internet must obtain a business license and/or other necessary licenses prior to operation.

The operator of an online marketplace is responsible for checking such individuals or enterprises licenses. In July 2008, the Beijing AIC promulgated certain rules for implementing the above-mentioned regulation. Pursuant to these rules, any individual or enterprise failing to obtain a business license may be prohibited from doing business on an e-commerce marketplace operating in Beijing, and violation of these rules may lead to penalties on either the individual/enterprise or the operator of the e-commerce marketplace. In May 2010, the SAIC adopted the Interim Measures for the Administration of Online Products Sales and Relevant Services. Pursuant to this SAIC regulation, enterprises or other operators that engage in online product sales and other services and have been registered with the SAIC or its local branch must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites; individuals that engage in online product sales and other services must submit actual identification information such as name and address to the operator of the e-commerce marketplace. The SAIC regulation, however, allows individuals to engage in online product sales and other services without obtaining a business license.

        Beijing 58 has obtained a business license from a branch of the Beijing AIC with a term from December 2005 to December 2025. Based our verbal consultation with the Beijing AIC, we believe that, except for merchants who conduct transactions on our online marketplace, our other users who list information on our marketplace and conduct the product sales and other services offline are not subject to the provisions regarding online marketplace. As for merchants who conduct transactions on our online marketplace, we check their business licenses before allowing them to post listings on our marketplace to ensure compliance with license requirements under PRC laws and regulations. However, uncertainties exist in terms of the implementation of these national and Beijing local rules due to the lack of practical guidance. We cannot predict with certainty to what extent these rules will affect our business operations or future strategies.

Regulations on Software Products

        The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

        In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of June 30, 2013, we had registered 21 computer software copyrights in China.

Regulations on Trademarks

        Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such another party's use. Trademark license agreements must be filed with the Trademark Office or its regional offices. As of June 30, 2013, we had registered 28 trademarks in China.

Regulations on Patent

        The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. As of June 30, 2013, we had submitted 22 patent applications, all of which are in the process of examination by the State Intellectual Property Office.

Tort Liability Law

        In accordance with the Tort Liability Law, internet users and internet service providers bear tortious liabilities in the event they infringe other persons' rights and interests through the internet. Where an internet user conducts tortious acts through internet services, the infringed person has the right to request the internet service provider to take necessary actions such as deleting contents, screening and delinking. The internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. If an internet service provider knows an internet user is infringing other persons' rights and interests through its internet service but fails to take necessary action, it shall be jointly and severally liable with the internet user. We have internal policy designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See "Risk Factors—Risks Related to Doing Business in China—We may be held liable to third parties for information or content displayed on, retrieved from or linked to our website, or distributed to website users, which could harm our reputation and business."

Regulations on Foreign Currency Exchange

        Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE's prior approval is obtained and prior registration with SAFE is made. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our affiliated PRC entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE's approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the SAFE Circular 142 will result in severe penalties, such as heavy fines. Furthermore, SAFE promulgated in November 2010, a SAFE Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations on Dividend Distribution

        The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2000, and the Implementation Rules of the Foreign-invested Enterprise Law, as amended in April 2001. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

        Pursuant to a SAFE Circular 75 issued by SAFE in October 2005, prior registration with the local SAFE branch is required for PRC residents to establish or control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. The PRC residents are also required to amend the registration or filing with the local SAFE branch for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

        Failure to comply with the registration procedures set forth in the SAFE Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under the SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under the SAFE Circular 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to the SAFE Circular 75. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC law."

Regulations on Employee Stock Option Plans

        In February 2012, SAFE promulgated the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

        In March 2010, we adopted an employee stock option plan, pursuant to which we may issue share options to our qualified employees and directors and consultants on a regular basis. After this offering, we plan to advise our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that our PRC individual beneficiary owners and the share options holders can successfully register with SAFE in full compliance with the Stock Option Rules. The failure of our PRC individual beneficiary owners and the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute dividends to us or otherwise materially adversely affect our business. See "Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions."

        In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Overseas Listing

        Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

        While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Han Kun Law Offices, that CSRC approval is not required in the context of this offering because (1) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation and (2) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies and no explicit provision in the M&A Rules classifies the contractual arrangements between Wanglin, our PRC subsidiary, Beijing 58 our affiliated PRC entity and its shareholders as a type of acquisition transaction falling under the M&A Rules. See "Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006 and, if required, we cannot assure you that we will be able to obtain such approval."

PRC Enterprise Income Tax Law and Individual Income Tax Law

        Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define "de facto management body" as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

        The SAT Circular 82 issued by the SAT in April 2009 provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its "de facto management body" in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. The SAT Bulletin 45, with effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details of determination on resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

        Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe 58.com Inc., CCNC BVI or CCIC HK meet all the criteria provided by the implementation rules, thus we do not believe 58.com Inc., CCNC BVI or CCIC HK is a PRC "resident enterprise." If the PRC tax authorities determine that 58.com Inc., CCNC BVI or CCIC HK is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See "Risk Factors—Risks Relating to Doing Business in China—Under the EIT Law, we may be classified as a PRC "resident enterprise" for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment."

        The EIT Law and its implementation rules permit certain "high and new technology enterprises strongly supported by the state" that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the "high and new technology enterprises" certification in April 2008. Enterprises recognized as "high and new technology enterprises" will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, one of our affiliated PRC entities, renewed its "high and new technology enterprise" certificate in May 2012, which will be valid until the end of 2014. Wanglin, one of our PRC subsidiaries, obtained a "high and new technology enterprise" in November 2012, which will be valid until the end of 2014. Both Beijing 58 and Wanglin will be eligible for a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain their "high and new technology enterprise" status.

Regulation on PRC Business Tax and VAT

        Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and affiliated PRC entities were subject to business tax at the rate of 5% for the membership and online marketing services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such Pilot Program has been expanded to other regions. VAT is or will be applicable at a rate of 6% in lieu of business tax for the membership and online marketing services rendered by our PRC subsidiaries and affiliated PRC entities after the Pilot Program is being implemented in their respective region. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period.

Employment Laws

        In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

        We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2012, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB33.8 million (US$5.4 million). While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See "Risk Factors—Risks Related to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jinbo Yao	36	Chairman and Chief Executive Officer
Wensheng Cai	43	Director
Dong Yang	41	Director
Frank Lin	48	Director
Julian Cheng	39	Director
Hao Zhou	37	Chief Financial Officer
Xiaohua Chen	31	Senior Vice President of Product Management and Website Operation
Jiandong Zhuang	44	Senior Vice President of Sales
Dong Duan	47	Vice President of Human Resource and Administration
Chuan Zhang	37	Vice President of Product Management

        Mr. Jinbo Yao is our founder and has served as chairman of our board of directors and chief executive officer of our company since our inception. Mr. Yao is a pioneer in China's internet industry. Before founding our company, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Xueda Education Group, a company he co-founded and listed on the NYSE. Mr. Yao received bachelor's degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

        Mr. Wensheng Cai has served as our director since March 2010. Mr. Cai has been chief executive officer of 4399 Network Inc., an online game publisher, since 2004. He has served as chairman of the board of directors of 4399 Network Inc. since 2008 and China Uninet Limited since 2005. Mr. Cai also serves on the board of directors of Xiamen Meitu Mobile Technology Co., Ltd., a mobile application company in China.

        Mr. Dong Yang has served as our director since August 2006. Mr. Yang is a general partner of SAIF Partners, a private equity firm. Prior to becoming a general partner in 2004, he served as a director at SAIF Partners from 2001 to 2004. From 2000 to 2001, he was an investment officer and director at Softbank China Venture Capital. Mr. Yang currently serves on the board of directors of several companies, including Perfect World Co., Ltd., a Nasdaq-listed company. Mr. Yang received his bachelor's degree in computer science from Tsinghua University in 1995, and his master's degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

        Mr. Frank Lin has served as our director since March 2010. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation, a Nasdaq-listed company. He co-founded sina.com's precursor company, SinaNet, in 1995 and later guided the company through its listing on Nasdaq. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. He had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous companies invested by DCM, including Vipshop Holdings Limited, a NYSE-listed company. Mr. Lin received his bachelor's degree in engineering from Dartmouth College and a master's degree in business administration from Stanford University.

        Mr. Julian Cheng has served as our director since December 2010. Mr. Cheng is a managing director in the China group at Warburg Pincus Asia LLC, which he joined in 2000. Mr. Cheng is currently a director of RDA Microelectronics Inc., a Nasdaq-listed company, and Xueda Education Group, a company listed on the NYSE. He is also a director for a number of other private companies. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Bankers Trust in Hong Kong. Mr. Cheng received his bachelor's degree in economics from Harvard University in 1996.

        Mr. Hao Zhou has served as our chief financial officer since May 2011. Prior to joining our company, Mr. Zhou was chief financial officer in CITIC Pharmaceutical Co., Ltd. since September 2010. From May 2009 to September 2010, Mr. Zhou held two senior management positions at Wuxi PharmaTech (Cayman) Inc., a NYSE-listed company, with the latest position as the chief financial officer. From 1998 to 2009, Mr. Zhou held various senior finance managerial positions at General Electric Company and served as the senior finance manager of Greater China from 2007 to 2009. Mr. Zhou received his bachelor's degree from Shanghai International Studies University in 1998.

        Mr. Xiaohua Chen has served as our senior vice president of product management and website operation since December 2007. From June to December 2007, Mr. Chen served as head of product department at ganji.com responsible for product management and customer experience. Prior to joining ganji.com, he was the senior project manager and chief editor at Xiamen Haowei Network Technology Co., Ltd. Mr. Chen is a co-founder of dunsh.org, a nonprofit search engine optimization website in China. While in college, Mr. Chen co-founded 0755.org.cn, one of the earliest online classifieds providers in China. Mr. Chen received a bachelor's degree in material formation from Xiangtan University in 2004.

        Mr. Jiandong Zhuang has served as our senior vice president of sales since September 2007. From January 2005 to January 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed the China Unicom CDM operation and sales at Beijing Lianyin Investment Co., Ltd from May 2003 to December 2004. Mr. Zhuang received a bachelor's degree in chemistry from Capital Normal University in 1991.

        Mr. Dong Duan has served as our senior vice president of human resource and administration since April 2011. Prior to joining us, Mr. Duan served as the senior vice president of e-commerce, advertising, human resource and administration at Beijing RedBaby Information Technology Co., Ltd. from June 2009 to March 2011. From November 2002 to May 2009, Mr. Duan was the senior human resource director at SINA Corporation, a NASDAQ-listed company, and was a human resource consultant at Shimao Group and SeaRainbow Holding Corp. From November 1994 to March 2000, Mr. Duan served as the human resource director at Carrefour China. Mr. Duan received a bachelor's degree in economics from Shaanxi Institute of Finance and Economics in 1983 and an MBA degree from Renmin University of China in 2003.

        Mr. Chuan Zhang has served as our vice president of product management since September 2011. From July 2006 to September 2011, Mr. Zhang served as head of Baidu Union product department at Baidu, Inc. responsible for Baidu Union product development and operation. Mr. Zhang served as the senior product manager at the mobile department of UFIDA Software Co. Ltd. from May 2005 to July 2006. Prior to joining UFIDA, Mr. Zhang was a product development manager at the Planning Board for the Center of Information at the Ministry of Education. Mr. Zhang received a bachelor's degree in mathematics from Beijing Normal University in 1993 and an MBA degree from Tsinghua University in 2003.

Employment Agreements

        We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer's employment for cause at any time without remuneration for certain acts of the officer, such as a crime resulting in a criminal conviction, willful misconduct or gross negligence to our detriment, a material breach of our corporate and business policies and procedures, or providing services for other entities without our consent. We may also terminate a senior executive officer's employment by giving one month's notice under certain circumstances, such as sickness or incompetence of the senior executive officer. A senior executive officer may terminate his or her employment at any time by giving one month's notice.

        Each senior executive officer has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment. If an officer breaches the above contractual obligations in relation with confidentiality and intellectual property, we are entitled to collect liquidated damages from such officer as well as to seek compensation of our actual losses.

Board of Directors

        Our board of directors currently consists of five directors.                        additional independent directors will join the board upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

        Under the shareholders agreement and our memorandum and articles of association currently in effect, the holders of a majority of our ordinary shares have the right to appoint two directors, one of whom shall also serve as the chief executive officer of our company, and the holders of a majority of our outstanding series A, series A-1 and series B preference shares each have the right to appoint one director. Such shareholders' right to appoint directors will automatically terminate upon the completion of this offering when all outstanding preference shares are automatically converted into ordinary shares. Among our five existing directors, Mr. Jinbo Yao and Mr. Wensheng Cai were appointed by the holders of a majority of our ordinary shares, Mr. Dong Yang was appointed by the holders of a majority of our series A preference shares, Mr. Frank Lin was appointed by the holders of a majority of our series A-1 preference shares and Mr. Julian Cheng was appointed by the holders of a majority of our series B preference shares.

Committees of the Board of Directors

        Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

        Audit Committee. Our audit committee will consist of                        , and will be chaired by                        .                         satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market] and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that                        qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions;

  •
  discussing the annual audited financial statements with management and the independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

  •
  meeting separately and periodically with management and the independent registered public accounting firm.

        Compensation Committee. Our compensation committee will consist of                        , and will be chaired by                        .                         satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating Committee. Our nominating committee will consist of                        , and will be chaired by                        .                          satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market]. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

  •
  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

        Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to "Description of Share Capital—Differences in Corporate Law" for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

        Pursuant to the amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety upon the completion of this offering, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by                                    . A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

        We paid an aggregate of approximately RMB5.2 million (US$0.8 million) in cash to our executive officers in 2012, and we did not pay any cash compensation to our non-executive directors.

Employee Stock Option Plan

        We adopted an employee stock option plan in 2010 to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business.

        The maximum number of shares in respect of which share awards may be granted under the 2010 plan is 20,173,225. As of July 15, 2013, there are options to purchase 8,210,738 ordinary shares that are issued and outstanding and 9,969,196 ordinary shares issued upon exercised vested options under the 2010 plan.

        The following paragraphs summarize the terms of the 2010 Employee Stock Option Plan.

        Plan Administration. The plan administrator is our board of directors, or one or more committees designated by our board of directors. The plan administrator will determine the provisions and terms and conditions of each grant.

        Award Agreement. Options granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

        Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted by the administrator for the benefit of any eligible person.

        Eligibility. We may grant awards to our directors, officers, employees and consultants of our company or any of our subsidiaries.

        Term of the Awards. The term of each option grant shall not exceed 10 years from the date of the grant.

        Vesting Schedule. In general, the plan administrator determines the vesting schedule or conditions, which is set forth in the award agreement.

        Transfer Restrictions. Awards for options may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions. However, the award holder shall be permitted to transfer options to a trust controlled by such award holder during the his or her lifetime for estate planning purposes.

        Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, any vested options will generally terminate after a period of time following the termination of employment if the award recipient does not exercise the options during this period.

        Termination and Amendment of the Plan. Unless terminated earlier, the 2010 Employee Stock Option Plan will terminate automatically in 2020. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

        The following table summarizes, as of the date of this prospectus, outstanding options held by our executive officers and directors under our employee stock option plan.

Name	Ordinary shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
Dong Duan	*	2.064	April 1, 2011	March 31, 2021
Chuan Zhang	* *	2.300 2.300	November 30, 2011 May 31, 2012	November 29, 2021 May 30, 2022

*
Less than one percent of our total outstanding share capital.

        As of the date of this prospectus, other employees as a group held options to purchase 6,732,399 ordinary shares of our company, with exercise prices ranging from nil to US$2.30 per ordinary share.

 PRINCIPAL [AND SELLING] SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our series A, series A-1, series B and series B-1 preference shares into ordinary shares, by:

  •
  each of our directors and executive officers;

  •
  each person known to us to beneficially own more than 5% of our ordinary shares; [and

  •
  each selling shareholder.]

        The calculations in the table below assume that there are 131,811,987 ordinary shares outstanding as of the date of this prospectus and                                    ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned after This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:(1)
Jinbo Yao(2)	36,833,708	27.9
Wensheng Cai(3)	—	—
Dong Yang(4)	29,758,520	22.6
Frank Lin(5)	21,848,740	16.6
Julian Cheng(6)	34,019,403	25.8
Hao Zhou	*	*
Xiaohua Chen(7)	1,464,872	1.1
Jiandong Zhuang(8)	1,454,044	1.1
Dong Duan	*	*
Chuan Zhang	*	*

All directors and executive officers as a group	123,327,352	93.0

Principal [and Selling] Shareholders:
Nihao China Corporation(9)	29,418,640	22.3
WP X Asia Online Investment Holdings Limited(10)	34,019,403	25.8
SB Asia Investment Fund II L.P.(11)	27,028,572	20.5
DCM V, L.P. and Affiliates(12)	21,848,740	16.6

Notes:

*
Less than one percent of our total outstanding capital.

(1)
Except for Mr. Wensheng Cai, Mr. Dong Yang, Mr. Frank Lin, Mr. Julian Cheng, the business address of our directors and executive officers is c/o Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, People's Republic of China.

(2)
Represents 25,786,084 ordinary shares, 2,801,120 ordinary shares issuable upon the conversion of the same number of series B preference shares, and 831,436 ordinary shares issuable upon the conversion of the same number of series B-1 preference shares that are held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust, and 7,415,068 ordinary shares held by individual shareholders who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan.

(3)
The business address of Mr. Cai is No. 51, Yuan Dang Road, Xiamen, China.

(4)
Represents 2,729,948 ordinary shares held by Mr. Yang and 27,028,572 series A preference shares held by SB Asia Investment Fund II L.P. Mr. Yang is a director of our company appointed by SB Asia Investment Fund II L.P. Mr. Yang disclaims beneficial ownership of shares held by SB Asia Investment Fund II L.P, except to the extent of his pecuniary interest therein. The business address of Mr. Yang is 18/F Tower C, Central International Trade Center, Chaoyang District, Beijing, 100022, China.

(5)
Represents 18,593,904 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 2,734,396 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM V, L.P.; and 453,716 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 66,724 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM Affiliates Fund V, L.P. Mr. Lin is a director of our company appointed by DCM. Mr. Lin disclaims beneficial ownership of shares held by DCM, except to the extent of his pecuniary interest therein. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, China.

(6)
Represents 19,607,844 ordinary shares issuable upon conversion of the same number of series B preference shares and 14,411,559 ordinary shares issuable upon conversion of the same number of series B-1 preference shares held by WP X Asia Online Investment Holdings Limited. Mr. Cheng is a director of our company appointed by WP X Asia Online Investment Holdings Limited. Mr. Cheng disclaims beneficial ownership of shares held by WP X Asia Online Investment Holdings Limited, except to the extent of his pecuniary interest therein. The business address of Mr. Cheng is Suite 6703, Two IFC, 8 Finance Street, Central, Hong Kong.

(7)
Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently holds.

(8)
Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently holds.

(9)
Represents 25,786,084 ordinary shares, 2,801,120 ordinary shares issuable upon the conversion of the same number of series B preference shares, and 831,436 ordinary shares issuable upon the conversion of the same number of series B-1 preference shares that are held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust.

(10)
Represents 19,607,844 ordinary shares issuable upon conversion of the same number of series B preference shares and 14,411,559 ordinary shares issuable upon conversion of the same number of series B-1 preference shares held by WP X Asia Online Investment Holdings Limited, a British Virgin Islands company. WP X Asia Online Investment Holdings Limited is a wholly-owned subsidiary of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P., both Delaware limited partnerships (collectively, "WP X"). Warburg Pincus LLC ("WP LLC"), a New York limited liability company, is the manager of WP X. Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners") and a direct subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), is the general partner of WP X. Charles R. Kaye and Joseph P. Landy are managing general partners of WP. The general partners of WP disclaim beneficial ownership of the shares held by WP X Asia Online Investment Holdings Limited, except to the extent of each person's pecuniary interest therein. The business address of WP X Asia Online Investment Holdings Limited is 2/F Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(11)
Represents 27,028,572 ordinary shares issuable upon conversion of the same number of series A preference shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of series A preference shares. Pursuant to section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of our shares held by SB Asia Investment Fund II L.P. The registered address of SB Asia Investment Fund II L.P. is P.O. Box 309GT, Ugland House, South Church, George Town, Grand Cayman, Cayman Islands.

(12)
Represents 18,593,904 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 2,734,396 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM V, L.P.; and 453,716 ordinary shares issuable upon conversion of the same number of series A-1 preference shares and 66,724 ordinary shares issuable upon conversion of the same number of series B preference shares held by DCM Affiliates Fund V, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P. whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM V, L.P. and DCM Affiliates Fund V, L.P., except to the extent of each person's pecuniary interest therein. The business address of DCM V, L.P. and DCM Affiliates Fund V, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

        As of the date of this prospectus, none of our outstanding ordinary shares and preference shares are held by record holders in the United States. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares and preference shares that have resulted in significant changes in ownership held by our major shareholders.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements with Beijing 58

        PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services. To comply with these foreign ownership restrictions requirements, we conduct substantially all of our businesses in China through a series of contractual arrangements with Beijing 58 and its shareholders. For a description of these contractual arrangements, see "Corporate History and Structure."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        In connection with our share exchange with the then shareholders of CCNC BVI, we and our then shareholders immediately after the share exchange entered into a shareholders agreement on July 6, 2011. On August 4, 2011, we and our then existing shareholders amended this shareholders agreement in connection with our issuance of series B-1 preference shares, see "Description of Share Capital—History of Securities Issuances." Under the shareholders agreement, as amended, holders of our registrable shares are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights. For a more detailed description of these registration rights, see "Description of Share Capital—Registration Rights."

        The current shareholders agreement also provides information on certain preferential rights, including non-cumulative dividend rights, liquidation preference, veto rights on certain corporate matters, right of second refusal and co-sale right in the event that any ordinary shareholder excluding Mr. Dong Yang proposes to sell or otherwise transfer any of our shares and our company does not fully exercise its right of first refusal. Except for the registration rights, all preference shareholders' rights will be automatically terminated upon the completion of this offering.

Employment Agreements

        See "Management—Employment Agreements."

Share Options

        See "Management—Employee Stock Option Plan."

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2012 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

        As of the date hereof, our authorized share capital consists of 4,912,433,396 ordinary shares with a par value of US$0.00001 each and 87,566,604 preference shares with a par value of US$0.00001 each, of which 27,028,572 preference shares are designated as series A preference shares, 19,047,620 preference shares are designated as series A-1 preference shares, 26,247,412 preference shares are designated as series B preference shares, and 15,243,000 preference shares are designated as series B-1 preference shares. As of the date of this prospectus, there are 44,245,388 ordinary shares, 27,028,572 series A preference shares, 19,047,620 series A-1 preference shares, 26,247,412 series B preference shares and 15,242,995 series B-1 preference shares issued and outstanding. Upon the completion of this offering, all of our issued and outstanding preference shares will be converted into ordinary shares, and our authorized share capital will consist of 5,000,000,000 ordinary shares with a par value of US$0.00001 each.

        We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety upon the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

        General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law and to the articles of association.

        Voting Rights.    Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy. Each holder of our ordinary shares is entitled to have one vote for each ordinary share registered in his or her name on our register of members.

        A quorum required for a meeting of shareholders consists of            shareholders who hold at least                        in nominal value of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. An annual general meeting of our company shall be held in each year other than the year in which the post-offering amended and restated memorandum and articles of association are adopted. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Only a majority of our board of directors or our chairman may call extraordinary general meetings. Advance notice of at least             days is required for the convening of our annual general meeting and other shareholders meetings.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of                        of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than                        of the votes cast attaching to the outstanding ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

        Transfer of Ordinary Shares.    Subject to the restrictions of our post-offering amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required; and

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

        If our directors refuse to register a transfer they shall, within                         months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange (as defined in the post-offering amended and restated memorandum and articles of association), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than                         days in any year.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

        Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least             days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption of Ordinary Shares.    Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

        Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without            vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preference or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        General Meetings of Shareholders.    Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least                         days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders.

        Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Issuance of Additional Preference Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

History of Securities Issuances

        On May 27, 2011, 58.com Inc. was established. In July 2011, 58.com Inc. entered into a share exchange agreement with the then shareholders of CCNC BVI, under the terms of which 58.com Inc.

issued one preference or ordinary share in exchange for each preference or ordinary share that these shareholders held in CCNC BVI. As a result of the share exchange, 58.com Inc. became our ultimate holding company.

        The following is a summary of our securities issuances since the incorporation of CCNC BVI on January 5, 2010 and gives retroactive effect to the one-thousand-for-one share split which became effective on February 26, 2010 and the four-to-one share split which became effective on December 20, 2010.

        "DCM entities" refers to DCM V, L.P. and DCM Affiliates Fund V, L.P. "WP X Asia" refers to WP X Asia Online Investment Holding Limited. "SAIF" refers to SB Asia Investment Fund II L.P.

  Ordinary Shares

        Between January 2010 to March 2010, we issued a net amount of 34,276,192 ordinary shares to our Founding Shareholders and Mr. Dong Yang in a series of transactions to facilitate our overseas financing.

        In December 2010, we issued a total of 9,969,196 ordinary shares to our key management in exchange for the vested and exercised incentive shares that were granted to these management members in previous years.

  Preference Shares

        On March 5, 2010, we issued 27,028,572 series A preference shares to SAIF in exchange for its equity interest in one of our subsidiaries.

        On March 15, 2010, in order to raise capital to fund the expansion of our business, we issued 19,047,620 series A-1 preference shares to DCM entities for aggregate consideration of US$10.0 million.

        On December 9, 2010, we issued a total of 25,210,084 series B preference shares to WP X Asia, DCM entities and one of our Founding Shareholders for aggregate consideration of US$45.0 million.

        On March 24, 2011, additional 1,037,328 series B preference shares were issued to Recruit Co., Ltd. for aggregate consideration of US$2.1 million.

        On August 4, 2011, we issued 11,640,105 series B-1 preference shares to WP X Asia for aggregated consideration of US$42.0 million. As a condition for the series B-1 preference shares purchase, Mr. Jinbo Yao committed to purchase 3,602,890 series B-1 preference shares at an aggregate consideration of US$13.0 million. To facilitate the fulfillment of Mr. Yao's commitment, WP X Asia obtained a right to purchase from us 3,602,890 series B-1 preference shares for US$13.0 million. On September 30, 2011, WP X Asia exercised the right and purchased additional 3,602,890 series B-1 preference shares for an aggregate consideration of US$13.0 million. Pursuant to the contractual agreements among WP X Asia, Mr. Yao and Nihao China Corporation dated July 23, 2011, WP X Asia, on October 4, 2012, sold these shares to Nihao China Corporation, a British Virgin Islands company wholly owned by Mr. Yao, for a cash consideration of US$3.0 million and an interest-free promissory note of US$10.0 million that became due and payable on July 23, 2012. The promissory note was secured by 2,771,454 series B-1 preference shares held by Nihao China Corporation. On March 15, 2013, Nihao China Corporation transferred the 2,771,454 series B-1 preference shares to WP X Asia to discharge Nihao China Corporation's obligation under the promissory note.

        As none of the holders of our preference shares was our related party prior to each holder's initial investment in our securities, the price of each series of preference shares was determined based on negotiations between us and the investors and was approved by our board of directors. Our series A, A-1, B and B-1 preference shares will automatically convert into ordinary shares upon the completion of this offering at an initial conversion ratio of 1:1 adjusted for share splits, share dividends, recapitalizations and similar transactions.

  Option Grants

        We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees.

        As of July 15, 2013, the aggregate number of our ordinary shares underlying our outstanding options is 8,210,738. See "Management—Employee Stock Option Plan."

Shareholders Agreement

        In connection with our issuance of series A, series A-1, series B and series B-1 preference shares, we and all our then shareholders entered into an amended and restated shareholders agreement on August 4, 2011.

        Under the shareholders agreement, our series A, series A-1, series B and series B-1 preference shareholders are entitled to registration rights and certain preferential rights, including non-cumulative dividend rights, liquidation preference, right of first refusal in the event that any ordinary shareholder excluding Mr. Dong Yang proposes to sell or otherwise transfer any of our shares and we do not fully exercise our right of first refusal, and co-sale rights in the event that any shares are sold to purchasers other than preference shareholders and us. Except for the registration rights, all preference shareholders' rights will automatically terminate upon the completion of this offering.

Registration Rights

        Pursuant to our shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

        Demand Registration Rights.    At any time beginning six months after the completion of this offering, upon a written request from the holders of at least 20% of the registrable securities held by our preference shareholders, we must file a registration statement covering the offer and sale of the registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. Registrable securities include, among others, our ordinary shares not previously sold to the public and ordinary shares issued or to be issued upon conversion of the preference shares.

        However, we are not obligated to proceed with a demand registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders' demand registration rights. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

        Form F-3 Registration Rights.    When we are eligible for registration on Form F-3, upon a written request from our the holders of at least 20% of the registrable securities held by our preference shareholders, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

        We are not obligated to effect a Form F-3 registration, among other things, if we have already effected two registrations on Form F-3 in any 12-month period. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our ordinary shares on a form that would be suitable only for registrable securities, we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

        Expenses of Registration.    We will pay all expenses relating to any demand, Form F-3, or piggyback registration.

        Termination of Obligations.    We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after the completion of this offering, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act.

Differences in Corporate Law

        The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

        Mergers and Similar Arrangements.    A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company's articles of association.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under our post-offering amended and restated articles of association, any action required or permitted to be taken at any annual or extraordinary general meetings of our company may be taken only upon the vote of our shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with the post-offering amended and restated articles of association and the Companies Law and may not be taken by written resolution of our shareholders without a meeting.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Neither Cayman Islands law nor our post-offering amended and restated memorandum and articles of association allow our shareholders to requisition a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our amended and restated articles of association require us to call such meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of            the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-

offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of                        of our shares voting at a meeting.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of                        of the outstanding shares of such class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                                , as depositary will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in                        shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at                        .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADS holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADS holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADS holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

  How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADS holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being impermissible or impracticable with respect to certain registered ADS holders, and (3) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any government authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADS holders entitled thereto.

  •
  Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADS holders entitled thereto; or

  •
  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADS holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADS holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADS holder, the depositary may choose any method of distribution that it deems practicable for such ADS holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

  How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADS holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

  How do ADS holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADS holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of shares;

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares; or

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; and

  •
  to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

  How do I vote?

        If you are an ADS holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADS holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A common shares.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

  Will ADS holders be able to view our reports?

        The depositary will make available for inspection by ADS holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADS holders.

Fees and Expenses

  What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$          for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of share regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:

  •
  a fee of US$          per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  a fee of up to US$          per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  a fee of US$          per ADS per calendar year (or portion there of) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  share transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

  •
  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (1) the number of ADSs that will be issued and outstanding, (2) the level of fees to be charged to holders of ADSs and (3) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

        ADS holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution (by public or private sale). If an ADS holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADS holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any government authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any distribution not made to holders of ADRs or (3) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

  (1)
  amend the form of ADR;

  (2)
  distribute additional or amended ADRs;

  (3)
  distribute cash, securities or other property it has received in connection with such actions;

  (4)
  sell any securities or property received and distribute the proceeds as cash; or

  (5)
  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADS holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than share transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADS holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADS holders a means to access the text of such amendment. If an ADS holder continues to hold an ADR or ADRs after being so notified, such ADS holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

  How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (1) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (2) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (1) to deliver deposited securities to ADS holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADS holders who have not yet surrendered their ADRs (as long as it may lawfully do so). After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS holders

  Limits on our obligations and the obligations of the depositary; limits on liability to ADS holders and holders of ADSs.

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

  •
  payment with respect thereto of (1) any share transfer or other tax or other governmental charge, (2) any share transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the deposit agreement;

  •
  the production of proof satisfactory to it of (1) the identities of any signatory and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (1) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (2) the payment of fees, taxes, and similar charges, and (3) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

  •
  any present or future law, rule, regulation, fiat, order or decree of the United States, The Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

  •
  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

  •
  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

        The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                                    .

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entities, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (1) issue ADSs prior to the receipt of shares and (2) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (1) above but for which shares may not have been received (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares under (1) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entities (the "applicant") to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (1) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have                         ADSs outstanding, representing approximately            % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the [NASDAQ Global Market/NYSE], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        [We, our directors and executive officers, our existing shareholders and certain of our option holders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted shares" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately                          ordinary shares immediately after this offering; or

  •
  the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the [NASDAQ Global Market/NYSE], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options granted prior to this offering or that may be issued pursuant to equity awards which may be granted in the future under our 2010 Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered on Form S-8 generally may be sold in the open market, except to the extent that the shares are subject to vesting restrictions or lock-up or other contractual restrictions.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

 TAXATION

        The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent the at the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman (Cayman) Limited, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel. To the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from June 14, 2011.

People's Republic of China Taxation

        Under the EIT Law, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. We do not believe that 58.com Inc., or CCNC BVI or CCIC HK meet all of the conditions above or are PRC resident enterprises. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

        It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See "Risk Factors—Risk Factors Relating to Doing Business in China—Under the EIT Law, we may be classified as a "resident enterprise" for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment".

        The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (1) do not have an establishment or place of business in the PRC or (2) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The PRC State Council or an applicable tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax rate. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the SAT Circular 81 issued by the SAT in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Pursuant to SAT Circular 601 issued by the SAT in October 2009, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, may not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. Our Hong Kong subsidiary has not obtained the approval for a withholding tax rate of 5% from the relevant tax authority and does not plan to obtain such approval in the near future, because our PRC subsidiaries have not paid any dividends since establishment and do not plan to pay dividends in the near future.

        In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The SAT issued a SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. Both Circular 59 and Circular 698

became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC "resident enterprise" this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698.

Material United States Federal Income Tax Considerations

        The following is a discussion of material United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs in the offering and holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

  General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

  Passive Foreign Investment Company Considerations

        A non-United States corporation, such as our company, will be a "passive foreign investment company," or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the "asset test"). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's unbooked goodwill are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat Beijing 58 as being owned by us for United States federal income tax purposes, because we control its management decisions and are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

        Assuming that we are the owner of Beijing 58 for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the expected market value of our ADSs and outstanding ordinary shares following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC, because our value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years.

        The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not become a PFIC in a subsequent taxable year. In particular, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a "deemed sale" election with respect to the ADSs or ordinary shares.

        The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Ordinary Shares" assumes that we will not be a PFIC for U.S. federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current or any subsequent taxable year are generally discussed below under "Passive Foreign Investment Company Rules."

  Dividends

        Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We generally will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. We have applied to list the ADSs on the [NASDAQ Global Market/NYSE]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

        For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

  Sale or Other Disposition of ADSs or Ordinary Shares

        A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

  Passive Foreign Investment Company Rules

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution and/or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

  •
  the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and

  •
  will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of "marketable stock" may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs are, as expected, listed on the [NASDAQ Global Market/NYSE] and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and

(ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

        Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

  Medicare Tax

        Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, "net investment income" generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

  Information Reporting and Backup Withholding

        Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a

U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

        In addition, dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we [and the selling shareholders] have agreed to sell to them, the number of ADSs indicated in the table below.

Underwriter	of ADSs
Morgan Stanley & Co. International plc

Credit Suisse Securities (USA) LLC

Total

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

        We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                         additional ADSs from us [and                        ADSs from the selling shareholders] at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

        The following table shows the per ADS and total underwriting discounts and commissions to be paid by us [and the selling shareholders] in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by 58.com Inc.	US$	US$
Total by [Selling shareholders]	US$	US$

        The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately US$             million. Expenses include the SEC and the Financial

Industry Regulatory Authority, or FINRA, filing fees, the [NASDAQ Global Market/NYSE] listing fee, and printing, legal, accounting and miscellaneous expenses.

        The underwriters have informed us [and the selling shareholders] that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

        We have applied to have our ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol "WUBA."

        We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

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  offer, sell, issue, contract to sell, pledge or otherwise dispose of, or offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs;

  •
  establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs

  •
  enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  publicly disclose the intention to make any offer, sale, pledge, disposition or filing;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

        The restrictions described in the preceding paragraph do not apply to:

  •
  the sale of ordinary shares or ADSs to the underwriters in this offering; and

  •
  the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus.

        Each of [the selling shareholders,] [our directors and executive officers, our existing shareholders and certain of our option holders ]have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, directly or indirectly, during the period ending 180 days after the date of this prospectus, offer, sell, issue, contract to sell, pledge or otherwise dispose of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any of these transaction is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement. In addition, each of [the selling shareholders,] our directors and executive officers, a substantial majority of our existing shareholders and certain of our option holders has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

        The representatives of the underwriters, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

        In order to facilitate this offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in the ADSs for their own account. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, the ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that may make Internet distributions on the same basis as other allocations.

        From time to time, certain of the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, for which they have received or will receive customary fees and commissions.

        We[and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, U.S.A.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

[Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                        of the ADSs being offered in this prospectus for our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by                                    through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.]

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

        Canada.    Resale restrictions.    The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we [and the selling shareholders] prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the ADSs applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

        Representations of Purchasers.    By purchasing the ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us [, the selling shareholders] and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ADSs to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information are available on request.

        Rights of Action—Ontario Purchasers Only.    Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us [and the selling shareholders] in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us [or the selling shareholders]. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we [and the selling shareholders] will have no liability. In the case of an action for damages, we [and the selling shareholders] will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

        Enforcement of Legal Rights.    All of our directors and officers as well as the experts named herein [and the selling shareholders] may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

        Taxation and Eligibility for Investment.    Canadian purchasers of the ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

        Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares in the Cayman Islands.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any of the ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any of the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the ADSs to be offered so as to enable an investor to decide to purchase any of the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending

Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Japan.    The underwriters will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Hong Kong.    The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the ADSs other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

        Singapore.    This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of the ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

 EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the [NASDAQ Global Market/NYSE] listing fee, all amounts are estimates.

SEC registration fee	US$
[NASDAQ Global Market/NYSE] listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

        Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us [and the selling shareholders, respectively].

 LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters with respect to U.S. federal and New York State law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman (Cayman) Limited. Legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Commerce & Finance Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman (Cayman) Limited with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. O'Melveny & Myers LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements as of December 31, 2010, 2011 and 2012, and for each of the three years in the period ended December 31, 2012 appearing in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. At the discretion of the government of the People's Republic of China in accordance with the scheme for the Localization and Restructuring of Sino-Foreign Cooperative Accounting Firms, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has converted to a new partnership and changed its name to PricewaterhouseCoopers Zhong Tian LLP, effective from July 1, 2013. PricewaterhouseCoopers Zhong Tian LLP has succeeded PricewaterhouseCoopers Zhong Tian CPAs Limited Company for all purposes and assumed all of the obligations and rights of PricewaterhouseCoopers Zhong Tian CPAs Limited Company with effect from July 1, 2013. The offices of PricewaterhouseCoopers Zhong Tian LLP are located at 26/F Office Tower A, Fortune Plaza, Chaoyang District, Beijing 100020, People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected over the internet at the SEC's website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also obtain additional information over the internet at the SEC's website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 58.com Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in shareholders' (deficit) and of cash flows present fairly, in all material respects, the financial position of 58.com Inc. and its subsidiaries (collectively, the "Group") at December 31, 2010, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People's Republic of China
July 30, 2013

58.com Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2010, 2011 and 2012
(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2010	2011	2012	2012
				(Pro forma unaudited) (Note 16)
ASSETS
Current assets:
Cash and cash equivalents	45,655	42,311	10,669	10,669
Short term investments	—	3,174	24,978	24,978
Accounts receivable	650	2,675	3,196	3,196
Amounts due from related parties	—	726	2,158	2,158
Prepayment and other current assets	2,594	8,973	6,296	6,296

Total current assets	48,899	57,859	47,297	47,297

Non-current assets:
Property and equipment, net	2,527	6,419	7,938	7,938
Other non-current assets	—	1,661	688	688
Intangible asset	—	55	75	75
Long-term prepaid expenses	—	—	458	458

Total non-current assets	2,527	8,135	9,159	9,159

Total assets	51,426	65,994	56,456	56,456

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE's subsidiary without recourse to the Company of 1,537, 19,706 and 307 as of December 31, 2010, 2011 and 2012, respectively)	1,537	19,875	11,139	11,139
Deferred revenues (including deferred revenues, current portion of the consolidated variable interest entities and VIE's subsidiary without recourse to the Company of 4,838, 15,399 and 27,751 as of December 31, 2010, 2011 and 2012, respectively)	4,838	15,399	28,955	28,955
Customer advances and deposits (including customer advances and deposits of the consolidated variable interest entities and VIE's subsidiary without recourse to the Company of 457, 3,813 and 4,710 as of December 31, 2010, 2011 and 2012, respectively)	507	3,813	11,040	11,040
Taxes payable (including taxes payable of the consolidated variable interest entities and VIE's subsidiary without recourse to the Company of 923, 936 and 1,872 as of December 31, 2010, 2011 and 2012, respectively)	923	1,096	1,877	1,877
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities and VIE's subsidiary without recourse to the Company of 2,547, 6,646 and 7,165 as of December 31, 2010, 2011 and 2012, respectively)	2,547	8,219	12,413	12,413
Amounts due to related parties	15	11	—	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities and VIE's subsidiary without recourse to the Company of 761, 1,076 and 1,090 as of December 31, 2010, 2011 and 2012, respectively)	761	1,603	3,579	3,579

Total current liabilities	11,128	50,016	69,003	69,003

Total liabilities	11,128	50,016	69,003	69,003

Commitments and contingencies(Note 14)
Mezzanine equity
Series A Preference Shares (US$0.00001 par value, 27,028,572 shares authorized, issued and outstanding as of December 31, 2010, 2011 and 2012 respectively, and none outstanding on a pro forma basis as of December 31, 2012 (unaudited))	9,866	9,866	9,866	—
Series A-1 Preference Shares (US$0.00001 par value, 19,047,620 shares authorized, issued and outstanding as of December 31, 2010, 2011 and 2012 respectively, and none outstanding on a pro forma basis as of December 31, 2012 (unaudited))	10,588	11,473	12,435	—
Series B Preference Shares (US$0.00001 par value, 26,247,412 shares authorized, 25,210,084, 26,247,412 and 26,247,412 shares issued and outstanding as of December 31, 2010, 2011 and 2012 respectively, and none outstanding on a pro forma basis as of December 31, 2012 (unaudited))	45,173	51,211	55,509	—
Series B-1 Preference Shares (US$0.00001 par value, 15,243,000 shares authorized, 15,242,995 shares issued and outstanding as of December 31, 2011 and 2012 respectively, and none outstanding on a pro forma basis as of December 31, 2012 (unaudited))	—	56,734	61,707	—

Total mezzanine equity	65,627	129,284	139,517	—

Shareholders' (deficit):
Ordinary shares (US$0.00001 par value, 4,927,676,396, 4,912,433,396 and 4,912,433,396 shares authorized, 44,245,388 shares issued and outstanding as of December 31, 2010, 2011 and 2012 respectively, and 131,811,987 shares outstanding on a pro forma basis as of December 31, 2012 (unaudited))	1	1	1	1
Additional paid-in capital	36	—	—	139,517
Accumulated (deficit)	(25,406)	(113,349)	(152,059)	(152,059)
Accumulated other comprehensive income/(loss)	40	42	(6)	(6)

Total shareholders' (deficit)	(25,329)	(113,306)	(152,064)	(12,547)

Total liabilities, mezzanine equity and shareholders' (deficit)	51,426	65,994	56,456	56,456

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2010, 2011 and 2012
(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2010	2011	2012
Revenues:
Membership	3,447	19,654	47,919
Online Marketing Services	6,597	15,500	28,509
Other Services	658	6,380	10,694

Total revenues	10,702	41,534	87,122
Cost of revenues(1)	2,330	6,301	10,406

Gross profit	8,372	35,233	76,716

Operating expenses(1):
Sales and marketing expenses	16,783	100,134	76,422
Research and development expenses	2,247	7,784	18,464
General and administrative expenses	3,170	10,721	13,088

Total operating expenses	22,200	118,639	107,974

Loss from operations	(13,828)	(83,406)	(31,258)

Other (expenses)/income:
Interest income	9	164	233
Investment income/(loss)	—	129	(355)
Foreign currency exchange losses, net	(50)	(245)	(62)
Others, net	(2)	(44)	1,041

Loss before tax	(13,871)	(83,402)	(30,401)

Income taxes benefit/(expenses)	—	—	—

Net loss	(13,871)	(83,402)	(30,401)

Accretions to preference shares redemption values	(860)	(6,547)	(10,233)
Deemed dividends to preference shareholders	(664)	—	—

Net loss attributable to ordinary shareholders	(15,395)	(89,949)	(40,634)

Net loss attributable to 58.com Inc.	(13,871)	(83,402)	(30,401)
Foreign currency translation adjustment, net of nil tax	(38)	2	(48)

Comprehensive loss attributable to 58.com Inc.	(13,909)	(83,400)	(30,449)

Net loss per ordinary share attributable to ordinary shareholders—basic and diluted	(0.30)	(2.03)	(0.92)
Weighted average number of ordinary shares used in computing basic and diluted earnings per share	50,589,146	44,245,388	44,245,388

Note:

(1)
Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	112	26	30
Sales and marketing expenses	47	225	270
Research and development expenses	429	443	489
General and administrative expenses	1,194	1,276	882

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)

For the Years Ended December 31, 2010, 2011 and 2012
(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares				Accumulated other comprehensive income/(loss)
			Additional paid-in capital	Accumulated (deficit)		Total shareholders' equity
	Shares	Amount
Balance as of December 31, 2009	75,964,176	1	7,127	(8,027)	78	(821)
Repurchase of shares	(8,453,756)	—	(1,655)	—	—	(1,655)
Share-based compensation	3,763,540	—	1,782	—	—	1,782
Exchange of ordinary shares for Series A preference Shares	(27,028,572)	—	(6,568)	(2,634)	—	(9,202)
Deemed dividends to preference shareholders	—	—	—	(664)	—	(664)
Preference shares accretions	—	—	(650)	(210)	—	(860)
Net loss	—	—	—	(13,871)	—	(13,871)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(38)	(38)

Balance as of December 31, 2010	44,245,388	1	36	(25,406)	40	(25,329)

Share-based compensation	—	—	1,970	—	—	1,970
Preference shares accretions	—	—	(2,006)	(4,541)	—	(6,547)
Net loss	—	—	—	(83,402)	—	(83,402)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	2	2

Balance as of December 31, 2011	44,245,388	1	—	(113,349)	42	(113,306)

Share-based compensation	—	—	1,671	—	—	1,671
Exercises of share options	—	—	253	—	—	253
Preference shares accretions	—	—	(1,924)	(8,309)	—	(10,233)
Net loss	—	—	—	(30,401)	—	(30,401)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(48)	(48)

Balance as of December 31, 2012	44,245,388	1	—	(152,059)	(6)	(152,064)

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2010, 2011 and 2012
(U.S. dollars in thousands, or otherwise noted)

	For the Years Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net loss	(13,871)	(83,402)	(30,401)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share-based compensation expenses	1,782	1,970	1,671
Depreciation and amortization expenses	391	1,685	3,879
Investment loss	—	—	1,000
Losses on disposal of property and equipment	100	16	67
Foreign currency exchange losses, net	50	245	62
Changes in operating assets and liabilities:
Accounts receivable	(197)	(2,025)	(521)
Prepayment and other current assets	(2,449)	(7,041)	1,356
Amounts due from related parties	—	(726)	(432)
Accounts payable	1,473	18,401	(9,129)
Deferred revenues	3,917	10,561	13,555
Customer advances and deposits	413	3,307	7,227
Salary and welfare payable	1,676	5,673	4,194
Taxes payable	353	174	780
Amounts due to related parties	(9)	(4)	(10)
Accrued expenses and other current liabilities	449	843	1,974

Net cash used in operating activities	(5,922)	(50,323)	(4,728)

Cash flows from investing activities:
Purchase of property and equipment	(2,522)	(5,655)	(5,227)
Purchase of intangible assets	—	(58)	(28)
Purchase of equity investment	—	(1,000)	—
Purchase of short-term investment	—	(24,574)	(212,753)
Proceeds from maturity of short-term investment	—	20,832	190,855

Net cash used in investing activities	(2,522)	(10,455)	(27,153)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	253
Proceeds from issuance of convertible note	1,500	—	—
Proceeds from issuance of Series A-1 Preference Shares	8,500	—	—
Proceeds from issuance of Series B Preference Shares (net of issuance cost of $99)	44,901	2,110	—
Proceeds from issuance of Series B-1 Preference Shares	—	55,000	—
Payment for share repurchase	(1,655)	—	—

Net cash provided by financing activities	53,246	57,110	253

Effect of exchange rate changes on cash and cash equivalents	(90)	324	(14)
Net increase/(decrease) in cash and cash equivalents	44,712	(3,344)	(31,642)
Cash and cash equivalents at the beginning of the year	943	45,655	42,311

Cash and cash equivalents at the end of the year	45,655	42,311	10,669

Non-cash supplemental financing activities
Property and equipment purchases financed by accounts payable	64	—	394
Accretions to preference shares redemption values	860	6,547	10,233
Deemed dividends to preference shareholders	664	—	—
Exchange of ordinary shares for Series A Preference Shares	9,202	—	—
Conversion of convertible note to Series A-1 Preference Shares	1,500	—	—

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1. Organization and principal activities

        58.com Inc. (the "Company"), through its consolidated subsidiaries and variable interest entity ("VIE") and VIE's subsidiaries (collectively referred to as the "Group") is primarily engaged in the operation of an online marketplace serving local merchants and consumers in People's Republic of China (the "PRC" or "China") through its website 58.com.

        As of December 31, 2012, the Company's major subsidiaries, VIE are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
China Classified Network Corporation ("CCNC BVI")	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited ("CCIC HK")	January 18, 2010	Hong Kong	100%
Beijing Chengshi Wanglin Information Technology Co., Ltd. ("Wanglin" or "WFOE")	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. ("58 Technology")*	March 15, 2012	PRC	100%
VIE
Beijing 58 Information Technology Co., Ltd. ("Beijing 58")	December 12, 2005	PRC	100%

*
In March 2012, CCIC HK established 58 Tongcheng Information Technology Co., Ltd. Or 58 Technology, as a wholly foreign-owned enterprise in China, to operate the customer service operations in China.

  History of the Group and basis of presentation

        The Company (formerly known as "China Classified Network (Cayman) Corporation") was incorporated as a limited liability company in the Cayman Islands in May 2011. Through a share exchange in July 2011, all the shareholders of CCNC BVI exchanged all of their outstanding ordinary and preference shares of CCNC BVI for ordinary and preference shares of the Company on a one-for-one basis. As a result, CCNC BVI became a wholly owned subsidiary of the Company. Given there was no change in each shareholder's proportionate shareholdings and respective rights and obligations before and after the share exchange, the transaction was deemed to lack substance and accounted for in a manner similar to a pooling-of-interest with the assets and liabilities stated at their historical amounts in the Company's consolidated financial statements.

        The Group began its operations in China in December 2005 through Beijing 58, a PRC limited liability company, founded by Mr. Jinbo Yao, the CEO of the Group and several angel investors (collectively "the Founding Shareholders"). Other entities within the Group listed above were established by the shareholders of the Company to facilitate the Group to conduct overseas financing and in anticipation of the Company's initial public offering overseas.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1. Organization and principal activities (continued)

        Through a series of contemplated transactions in July 2006, Wangxun was established to control Beijing 58 through contractual arrangements and to receive overseas financing from SB Asia Investment Fund II L.P. ("SAIF"). Through another series of contemplated transactions in 2010, CCNC BVI became the parent company of the Group and received additional overseas financing from DCM V.L.P. and DCM Affiliates Fund V.L.P (Collectively, the "DCM") via (i) the establishment of CCNC BVI, (ii) the repurchase and issuance of shares by CCNC BVI to provide shareholders with their prior proportionate equity interests in the Group, (iii) the establishment of subsidiaries CCIC HK and Wanglin, (iv) a change in Beijing 58's primary beneficiary from Wangxun to Wanglin, (v) the issuance of preference shares. Throughout these reorganization transactions, the Group's business continued to be carried out by Beijing 58 without changes in senior management and no new party obtaining control of Beijing 58. Accordingly, pursuant to the guidance in ASC 805, "Business Combinations", the new entities that were established to consolidate Beijing 58 were identified as the acquirees for accounting purposes and there was no change in financial statements preparation basis as the result of these reorganization transactions.

        A summary of the key equity transactions of the Group that have occurred are as follows, presented as if the Company had been incorporated as of the earliest period presented (all share information gives retroactive effect to the share splits that have occurred):

        In December 2005, the Group issued 16,000,000 ordinary shares to Mr. Yao and other angel investors.

        In July 2006, August 2007 and May 2008, the Group issued 34,423,334, 4,464,758, and 14,102,384 ordinary shares of the Company to SAIF and Mr. Dong Yang, a partner at SAIF Partners, in exchange for considerations of US$1,500, US$791 and US$2,500, respectively. In conjunction with the issuances of ordinary shares to SAIF, SAIF agreed to transfer 24,000,000 ordinary shares to Mr. Yao based on agreed schedules if he continued his employment with the Group for three years. As a result, the Group recognized share based compensation expenses of US$151, US$363, US$363, and US$212 for the years ended December 31, 2006, 2007, 2008 and 2009, respectively. The ordinary shares received by SAIF had liquidation preference over other ordinary shares. SAIF did not gain control of the Group's business as a result of these transactions. SAIF did not receive any ordinary shares of the Group when CCNC BVI became the parent company of the Group. Instead, in March 2010, 27,028,572 of SAIF's ordinary shares were exchanged for 27,028,572 shares of Series A convertible and redeemable preference shares ("Series A Preference Shares") as part of the 2010 reorganization transactions described above. As result of the exchange, SAIF received additional rights (mainly the redemption right) without paying additional consideration. The exchange was accounted for as a repurchase of ordinary shares and an issuance of Series A Preference Shares at fair value. The incremental fair value related to the additional rights of US$664 was recorded as a deemed dividend to SAIF in accumulated deficit in the absence of retained earnings and additional paid-in capital.

        In 2007 and 2008, 2,908,088 and 4,065,612 ordinary shares of the Company were issued to certain employees for their past services to the Group, respectively. Share based compensation expenses were measured based on the fair value of shares issued at the issuance dates, and were recognized immediately, in the amount of US$255 and US$633 for the years ended December 31, 2007 and 2008, respectively. 768,044 ordinary shares were subsequently repurchased by the Group for a total consideration of US$155 in March 2010.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1. Organization and principal activities (continued)

        In March 2010, the Group issued 19,047,620 Series A-1 convertible and redeemable preference shares (the "Series A-1 Preference Shares") to DCM for an aggregate proceeds of US$10,000 or US$0.53 per Series A-1 Preference Share. Out of this total, US$1,500 was received in January 2010 as a convertible note and then converted to Series A-1 Preference Shares. DCM did not get control of the Group's business as a result of its investment.

        In March 2010, the Group repurchased and cancelled 7,685,712 ordinary shares from the founding angel investors for a total consideration of US$1,500 or US$0.20 per share.

        In December 2010, the Group issued 25,210,084 Series B convertible and redeemable preference shares (the "Series B Preference Shares") to a group of investors for an aggregate proceeds of US$45,000 or US$1.79 per Series B Preference Share. In March 2011, the Group issued additional 1,037,328 series B Preference shares to Recruit Co., Ltd. for aggregate consideration of US$2,100. In conjunction with Series B Preference Shares issuance, the redemption terms of Series A Preference Shares and Series A-1 Preference Shares were modified. There was no accounting impact of the modification as it is considered a transfer of wealth amongst holders of preference shares.

        In August 2011, the Group issued 11,640,105 Series B-1 Preference Shares to WP X Asia Online Investment Holdings Limited ("WP"), for an aggregate purchase price of US$42,000 or US$3.608 per Series B-1 Preference Share. As part of the conditions to purchase the above Series B-1 Preference Shares, WP requested Mr. Jinbo Yao to commit to purchase 3,602,890 Series B-1 Preference Shares at the same per share price (US$3.608 per share) or an aggregate price of US$13,000 within two months. To facilitate Mr. Jinbo Yao's fulfillment of his commitment with WP, WP obtained a right to purchase from the Group 3,602,890 Series B-1 Preference Shares for US$13,000 to be sold to Mr. Jinbo Yao within two months. WP exercised its right and purchased from the Group 3,602,890 Series B-1 Preference Shares for US$13,000 on September 30, 2011 and sold to Nihao China Corporation, a British Virgin Islands company wholly owned by Mr. Yao, for a cash consideration of US$3,000 and an interest-free promissory note of US$10,000 (the "Note") on October 4, 2011. The Note was secured by 2,771,454 Series B-1 Preference Shares held by Nihao China Corporation and became due and payable on July 23, 2012. On March 15, 2013, WP agreed to discharge Nihao China Corporation's obligation under the Note and took ownership of the 2,771,454 series B-1 preference shares. The difference of $753 between the fair value of the Preference B-1 shares issued to Mr. Yao and the fair value of consideration paid by Mr. Yao ($3,000 cash plus fair value of the Note) was considered as compensation given to Mr. Yao by principle shareholders for past services in connection with the issuance of Series B-1 to Mr. Yao. The fair value of the 2,771,454 series B-1 preference shares was higher than the fair value of the Note of US$10,000 on March 15, 2013. Mr. Yao did not obtain any additional benefit from settlement of the Note. As such, there is no additional compensation expenses resulted from the settlement of the Note.

  Contractual arrangements with Beijing 58

        To comply with PRC laws and regulations, the Group provides some of its services in China via Beijing 58. Under various contractual agreements, the Group has the exclusive right to acquire the ownership of Beijing 58 for a nominal consideration, or an adjusted price based on appraisal if required by the PRC laws, when permitted by PRC laws and regulations or to designees at the request of the Group any time. All voting rights of Beijing 58 are assigned to the Group and the Group has the right

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(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1. Organization and principal activities (continued)

to appoint all directors and senior management personnel of Beijing 58. In addition, all shareholders of Beijing 58 have pledged their shares in Beijing 58 as collateral. As a result, the Company enjoys substantially all of the risks and rewards of ownership of Beijing 58 and exercises controls over it, along with its subsidiaries. As a result, the Company is the ultimate primary beneficiary of Beijing 58 and has consolidated Beijing 58 and its subsidiaries.

        The following is a summary of the Contractual Agreements:

  Exclusive business cooperation agreement

        Under the amended-and-restated exclusive business cooperation agreement between the WFOE and Beijing 58 dated October 10, 2011, the WFOE has the exclusive right to provide Beijing 58 the technical and business support and consulting services related to Beijing 58's business operations. The WFOE owns the intellectual property rights developed by either the WFOE or Beijing 58 in the performance of this agreement. Beijing 58 has agreed to pay a service fee to the WFOE based on services performed. The term of the exclusive business cooperation agreement is 10 years and can be extended indefinitely at the WFOE's sole discretion. The WFOE has not yet collected any service fee payment from Beijing 58 as Beijing 58 is in a cumulated loss position.

  Equity interest pledge agreement

        Under the amended-and-restated equity pledge agreements among Beijing 58, its shareholders and the WFOE dated June 28, 2013, the shareholders have pledged their respective equity interests in Beijing 58 to secure Beijing 58's performance under the exclusive business cooperation agreement. The shareholders agree that they shall not sell, mortgage or dispose any of Beijing 58's equity interest without the prior written consent of the WFOE. During the equity pledge period, the WFOE is entitled to all dividends and other distributions made by Beijing 58. The equity pledge agreement will remain binding until Beijing 58 discharges all its obligations under the exclusive business cooperation agreement at the expiration of the exclusive business cooperation agreement.

  Exclusive option agreement

        Under the amended-and-restated exclusive option agreement among Beijing 58, its shareholders and the WFOE dated June 28, 2013, the shareholders of Beijing 58 irrevocably granted the WFOE or its designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in Beijing 58 from shareholders for a nominal consideration from the entity shareholder or or a specified price equal to the loan provided by Wanglin to the individual shareholder. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. The term of the exclusive option agreement is 10 years and can be extended indefinitely at the WFOE's sole discretion.

  Power of attorney

        Pursuant to amended-and- restated the power of attorney signed among Beijing 58, its shareholders and the WFOE dated June 28, 2013, the shareholders of Beijing 58 irrevocably appointed the WFOE as their exclusive agent and attorney and vested the WFOE with full power to exercise all

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(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1. Organization and principal activities (continued)

their rights as shareholders of Beijing 58, including all voting rights. The power of attorney will remain in effect indefinitely as long as the shareholders remain as Beijing 58 shareholders.

  Risks in relation to the VIE structure

        As of December 31, 2012, the aggregate accumulated deficit of VIE and VIE's subsidiaries was approximately US$82,022, which has been included in the consolidated financial statements.

        The following financial statement amounts and balances of the Group's VIEs were included in the accompanying consolidated financial statements as of and for the three years ended December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Cash and cash equivalents	1,612	3,447	2,077
Short term investments	—	3,174	13,841
Accounts receivable	650	2,675	467
Amounts due from related parties	—	726	2,152
Prepayment and other current assets	2,857	6,904	2,234
Property and equipment, net	2,526	5,603	4,529
Other non-current assets	—	1,716	769

Total assets	7,645	24,245	26,069

Accounts payable	1,537	19,706	307
Deferred revenues	4,838	15,399	27,751
Customer advances and deposits	457	3,813	4,710
Taxes payable	923	936	1,872
Salary and welfare payable	2,547	6,646	7,165
Inter-company payable	9,896	66,314	61,486
Accrued expenses and other current liabilities	761	1,076	1,090

Total liabilities	20,959	113,890	104,381

	For the years ended December 31,
	2010	2011	2012
	US$	US$	US$
Revenue	10,702	41,325	68,867
Net (loss)/income	(12,038)	(74,246)	10,032
Net cash used in operating activities	(5,892)	(51,243)	(22,792)
Net cash used in investing activities	(2,305)	(10,343)	(12,674)
Net cash from financing activities	8,863	63,101	34,111

        Under the contractual arrangements with Beijing 58 and through its equity interest in its subsidiaries, the Group has the power to direct activities of the VIE and VIE's subsidiaries and direct the transfer of assets out of the VIE and VIE's subsidiaries. Therefore the Group considers that there

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1. Organization and principal activities (continued)

is no asset of the VIE and VIE's subsidiaries that can be used only to settle their obligations. As the consolidated VIE and VIE's subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIE and VIE's subsidiaries.

        The Group believes that the contractual arrangements among the WFOE, Beijing 58 and its shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Beijing 58 are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of Beijing 58 were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

        The Company's ability to control Beijing 58 also depends on the power of attorney the WFOE has to vote on all matters requiring shareholder approval in Beijing 58. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

        In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

  •
  revoke the Group's business and operating licenses;

  •
  require the Group to discontinue or restrict operations;

  •
  restrict the Group's right to collect revenues;

  •
  block the Group's websites;

  •
  require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

  •
  impose additional conditions or requirements with which the Group may not be able to comply; or

  •
  take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

        The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of Beijing 58 and through its equity interest in its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate Beijing 58 and its subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote.

        There is no VIE where the Company has variable interest but is not the primary beneficiary.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1. Organization and principal activities (continued)

        Currently there is no contractual arrangement that could require the Company to provide additional financial support to Beijing 58. As the Company is conducting its business mainly through Beijing 58, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

  Liquidity

        The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of approximately US$13,871, US$83,402 and US$30,401 in the years ended December 31, 2010, 2011 and 2012, respectively, and the net cash used in operating activities was approximately US$5,922, US$50,323 and US$4,728 for the years ended December 31, 2010, 2011 and 2012, respectively. Accumulated deficit was US$25,406, US$113,349 and US$152,059 as of December 31, 2010, 2011 and 2012, respectively. Excluding deferred revenues and customer advances, our total current assets were adequate to cover the remaining current liabilities, as of December 31, 2012. We believe that our available cash, cash equivalents, short term investments and cash generated from operations will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

2. Principal accounting policies

  (a)
  Principles of consolidation

        The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE's subsidiaries for which the Company is the ultimate primary beneficiary.

        Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

        A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

        All significant transactions and balances among the Company, its subsidiaries, the VIE and VIE's subsidiaries have been eliminated upon consolidation.

  (b)
  Use of estimates

        The preparation of the Company's consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Company's consolidated financial statements mainly include revenue recognition, the valuation allowance of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

deferred tax assets, the determination of uncertain tax positions, the valuation and recognition of share-based compensation, the accruals for employee benefits and the determination of the estimated useful lives of property and equipment.

  (c)
  Functional currency and foreign currency translation

        The Group uses United States dollar ("US$") as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the BVI and Hong Kong is US$, while the functional currency of the other entities in the Group is Renminbi ("RMB"). In the consolidated financial statements, the financial information of the Company's PRC subsidiary, the VIE and VIE's subsidiaries, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders' (deficit).

        Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive loss.

  (d)
  Fair value of financial instruments

        Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace

        Level 3—Unobservable inputs which are supported by little or no market activity

        The Group's financial instruments mainly include cash and cash equivalents, accounts receivable, amounts due from related parties, short-term investments, accounts payable, deferred revenues, customer advance and deposits, amounts due to related parties and accrued liabilities and other current

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

liabilities, which the carrying values approximate their fair value. Please see note 8 for additional information.

  (e)
  Cash and cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

        The following table sets forth a breakdown of our cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2010, 2011 and 2012:

	US$ in thousands				RMB in thousands			US$ in thousands
	Hongkong	China Non VIE	China VIE	Total	China Non VIE	China VIE	Total	Total translated to USD
December 31, 2010	44,042	—	2	44,044	—	10,670	10,670	45,655
December 31, 2011	37,622	—	—	37,622	7,828	21,719	29,547	42,311
December 31, 2012	1,196	1,627	2	2,825	36,261	13,044	49,305	10,669
  (f)
  Short-term investment

        Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as investment income/(expense). Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see note 8 for additional information.

  (g)
  Accounts receivable

        The carrying value of accounts receivable is reduced by an allowance that reflects the Group's best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be not recoverable. There was no allowance made historically.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

  (h)
  Property and equipment

        Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Computers and equipment	3-5 years
Motor vehicles	4-5 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets

        Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

  (i)
  Investment in associated companies

        Investments in associated companies in which the Group is in a position to exercise significant influence by participating in, but not controlling, the financial and operating policies are accounted for using the equity method. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or other intangible assets as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into consolidated statements of comprehensive loss after the date of acquisition. The Group will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. The Group currently holds 50% equity interest in Taofang and the investment balance in Taofang was reduced to zero by December 31, 2012 due to equity loss pick up and impairment provision recorded in investment income/(loss).

  (j)
  Impairment of long-lived assets

        The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No significant impairment of long-lived assets was recognized for years ended December 31, 2010, 2011 and 2012.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

  (k)
  Customer advances and deposits

        Customers pay in advance to purchase membership services, online marketing services and other services. The cash proceeds received from customers are initially recorded as customer advances and deposit and then transferred to deferred revenues when they are used to purchase desired services.

  (l)
  Revenue recognition

        We generate revenues primarily from membership and online marketing services. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

        We have adopted the gross presentation for business tax and related surcharges pursuant to ASC605-45, "Revenue Recognition: Principal Agent Considerations". The amount of business tax and related surcharges included in revenues and cost of revenues were US$735, US$2,581 and US$4,380 for the years ended December 31, 2010, 2011 and 2012, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax ("VAT") Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the "Modern Service Industries" includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Accordingly, most of our subsidiaries and VIEs were in the Pilot Program and subject to VAT. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. As such, we have adopted the net presentation of VAT.

  (i)
  Membership

        A membership is a basic services package consisting of the following services: customer certification, display of an online storefront on our marketplace, preferential listing benefits such as limited daily priority listings and higher quota for free daily listings and access to our dedicated customer service support network. Membership revenues are recognized ratably over the contract period when membership services are provided.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

  (ii)
  Online marketing services

        Our online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13. We use (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management's best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence.

  (iii)
  Other services

        Other services contain (1) group buying services, which we started in 2010 but significantly scaled back since mid-2012, and (2) various other services. Group buying service revenues are derived from selling third party service or product coupons to customers through our t.58.com website. The Group recognizes revenue on a net basis for the difference between the amounts it collects from customers and the amount the Group pays to third-party merchants. The Group recognizes revenue when the electronic coupon has been redeemed by participating customers and the Group has no further obligation of returning the fund collected or giving credits for future services. The Group contracts separately with its customers and the merchants and is responsible for the payments to the merchants and collections from the customers. In compliance with ASC 605-45, "Revenue Recognition: Principal Agent Considerations", the Group assesses whether the Group or the merchant is the primary obligor in these service contracts. The Group evaluates the terms of its customer agreements and gives appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of its earnings, ability to change the products or services that merchant provides, discretion in supplier selection and credit risk. The Group is not considered the primary obligor in the arrangement as it does not take inventory risk, has limited latitude in establishing the price and no ability to change the products or services that the merchant provides. As such, the Group recognizes group buying services revenues on a net basis.

        Other services revenues are recognized when services are provided.

  (m)
  Cost of revenues

        Costs of revenues mainly consist of costs associated with the production and operation of websites, which include fees paid to third parties for Internet connection, content and services, payroll-related expenses, equipment depreciation associated with the website production and operation, and business taxes, etc.

  (n)
  Advertising expenses

        Advertising costs are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2010, 2011 and 2012, advertising expenses recognized

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

in the consolidated statements of comprehensive loss were US$8,232, US$68,510 and US$25,063, respectively.

  (o)
  Research and development expenses

        Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group's websites and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

        Costs incurred for the preliminary project stage of internal use software are expensed when incurred and are included in research and development expenses. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40. Costs incurred during the post-implementation-operation stage are expensed as incurred, and are included in research and development expenses. As the period qualified for capitalization has historically been very short and the development costs incurred during this period were insignificant, all of the development costs of internal use software to date have been expensed when incurred.

  (p)
  Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive loss on a straight-line basis over the terms of underlying lease.

  (q)
  Share-based compensation

        All share-based awards to employees and directors, including share options and ordinary shares awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

        The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

        See note 12 for further information regarding share-based compensation assumptions and expenses.

  (r)
  Income taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

  Uncertain tax positions

        The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Group did not have any interest or penalties associated with tax positions as of December 31, 2010, 2011 and 2012. As of December 31, 2010, 2011 and 2012, the Group did not have any significant unrecognized uncertain tax positions.

        In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

  (s)
  Employee benefits

        Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees' salaries, up to a maximum amount specified by the local government. Currently, the Group is paying contributions to the social insurance plan for all our full-time employees and to the housing fund plans for some of our employees, but the amounts we paid for some employees may not be sufficient as required by the PRC laws and regulations, for which the Group have made provision based on its best estimate. The Group has no legal obligation for the benefits beyond the contributions.

        The Group recorded employee benefit expenses of US$982, US$4,372 and US$8,871 for the years ended December 31, 2010, 2011 and 2012, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

  (t)
  Government grant

        A government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with.

        For the years ended December 31, 2010, 2011 and 2012, the Group received government grants of US$nil, US$nil and US$1,150, respectively, which were included in Others, net in the consolidated statements of comprehensive loss.

  (u)
  Ordinary shares

        The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders' equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings.

  (v)
  Statutory reserves

        The Company's PRC subsidiaries, the VIE and VIE's subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

        In accordance with China's Company Laws, the Company's PRC subsidiary, the VIE and VIE's subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People's Republic of China ("PRC GAAP")) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

        Pursuant to the laws applicable to China's Foreign Investment Enterprises, the Company's subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies' discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

        The Group has made no appropriations to statutory surplus fund and other reserve funds for the years ended December 31, 2010, 2011 and 2012 as the Company's subsidiaries, the VIE and VIE's subsidiaries in China were in accumulated loss position.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

  (w)
  Related parties

        Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

  (x)
  Earnings (loss) per share

        Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretions to redemption value of the preference shares (see Note 13), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretions and allocation of net income related to the preference shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preference shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

  (y)
  Comprehensive income

        Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

  (z)
  Segment reporting

        Based on the criteria established by ASC 280 "Segment Reporting", the Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group's long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2. Principal accounting policies (continued)

  (aa)
  Recently issued accounting pronouncements

        In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. This revised guidance will not have a material impact on the Company's consolidated financial statements.

3. Risks and concentration

  (a)
  Credit risk

        The Group's credit risk arises from cash and cash equivalents, as well as credit exposures to receivables due from its customers, related parties and other parties.

        The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIE and VIE's subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

        The Group has no significant concentrations of credit risk with respect to its customers, except for the accounts receivable from the internet search company as discussed below. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

  (b)
  Major customers

        The revenues from an internet search company for the years ended December 31, 2010 and 2011 were US$2,910 and US$5,398 respectively, which accounted for 27% and 13% of the respective periods' total revenues. There was no customer whose revenue represented over 10% of total revenues in 2012.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3. Risks and concentration (continued)

        The accounts receivables from two internet search companies represented over 10% of accounts receivable balances as of December 31, 2010, 2011 and 2012 as follows:

	As of December 31,
	2010	2011	2012
	%	%	%
Customer A	57%	34%	15%
Customer B	19%	8%	29%
  (c)
  Foreign currency risk

        The Group's operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4. Prepayment and other current assets

        The following is a summary of prepayments and other current assets:

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Prepaid advertising fees	1,684	2,780	2,646
Prepaid rental fees	328	893	1,521
Rent and advertising deposits	323	2,118	450
Prepaid to group buying merchants	—	1,886	419
Prepaid business taxes and surcharges	—	368	—
Prepaid professional fees	—	—	468
Others	259	928	792

Total	2,594	8,973	6,296

        The prepaid advertising fees represent prepayments to third parties for advertising services, mainly through television, internet and outdoor media. The advertising expenses are recognized in sales and marketing expenses subsequently, when the services are received.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

5. Property and equipment, net

        The following is a summary of property and equipment, net:

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Computers and equipments	1,658	5,637	8,747
Motor vehicles	256	523	639
Furniture and fixtures	147	675	1,170
Leasehold improvements	939	1,755	3,274

Total	3,000	8,590	13,830
Less: Accumulated depreciation	(473)	(2,171)	(5,892)
Impairment	—	—	—

Net book value	2,527	6,419	7,938

        Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 were US$391, US$1,685 and US$3,879, respectively.

6. Accounts payable

        The following is a summary of accounts payable:

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Payable to group buying merchants	1,473	14,700	6,107
Payable for advertisement fees	—	5,168	4,319
Payable related to purchases of property and equipment	64	—	394
Others	—	7	319

Total	1,537	19,875	11,139

7. Accrued expenses and other current liabilities

        The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Accrued professional fees	529	802	389
Accrued telecom and bandwidth fees	104	378	515
Accrued office expenses	—	255	751
Payable related to expired group buying coupons	—	17	854
Others	128	151	1,070

Total	761	1,603	3,579

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8. Fair value measurements

        The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2010	2011	2012
		US$	US$	US$
Cash and cash equivalent	Quoted Prices in Active Market for Identical Assets (Level 1)	45,655	42,311	10,669
Short term investment	Significant other observable Inputs (Level 2)	—	3,174	24,978

Total:		45,655	45,485	35,647

        For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

9. Income taxes

        The Company is registered in the Cayman Islands. The Company generated substantially all of its income/(loss) from its PRC operations for the years ended December 31, 2010, 2011 and 2012.

  Cayman Islands ("Cayman")

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

  British Virgin Islands ("BVI")

        The Group is exempted from income tax in the BVI on its foreign-derived income. There are no withholding taxes in the BVI.

  Hong Kong

        Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

  PRC

        On March 16, 2007, the National People's Congress of PRC enacted a Corporate Income Tax Law ("EIT Law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

        The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9. Income taxes (continued)

enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

        The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes.

        The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Years ended December 31,
	2010	2011	2012
Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(17.9)%	(23.4)%	(23.3)%
Permanent book-tax differences	(7.1)%	(1.6)%	(1.7)%

Effective tax rate	0%	0%	0%

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9. Income taxes (continued)

  Deferred tax assets

        The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Current
Deferred tax assets:
Accrued payroll and other expenses	412	2,530	2,177
Less: valuation allowance	(412)	(2,530)	(2,177)

Total current deferred tax assets, net	—	—	—

Non-current
Deferred tax assets:
Net operating loss carry forwards	995	2,775	7,611
Advertising expenses in excess of deduction limit	1,908	17,522	20,647
Others	64	121	145
Less: valuation allowance	(2,967)	(20,418)	(28,403)

Total non-current deferred tax assets, net	—	—	—

Total deferred tax assets, net	—	—	—

        As of December 31, 2012, the Group had net operating loss carry forwards of US$30,445 which will expire during the period between December 31, 2013 and December 31, 2017. There is no expiration for the advertising expenses carry forwards.

        A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

        The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2010, 2011 and 2012.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9. Income taxes (continued)

  Movement of valuation allowance

	For the years ended December 31,
	2010	2011	2012
	US$	US$	US$
Balance at beginning of the period	814	3,379	22,948
Provision	2,565	19,569	7,632

Balance at the end of the period	3,379	22,948	30,580

10. Preference shares

        As of December 31, 2012, the preference shares are comprised of the following:

				Shares
Series	Date of Issuance	Issue Price Per Share	Redemption Price Per Share	Authorized	Issued and Outstanding	Carrying Amount
		US$	US$			US$
A	March 2010	0.37	0.18	27,028,572	27,028,572	9,866
A-1	March 2010	0.53	0.53	19,047,620	19,047,620	12,435
B	December 2010	1.79	1.79	26,247,412	25,210,084	53,186
B	March 2011	2.03	2.03	26,247,412	1,037,328	2,323
B-1	August and September 2011	3.608	3.608	15,243,000	15,242,995	61,707

        The Group did not authorize or issue any preference shares before 2010. The Group has classified the Series A, Series A-1, Series B and Series B-1 Preference Shares in the mezzanine section of the consolidated balance sheets because they are contingently redeemable. In addition, the Group records accretions on the preference shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions of Series A-1, Series B and Series B-1 Preference Shares was US$10,233 for the year ended December 31, 2012.

        The Group has determined that conversion and redemption features embedded in the preference shares are not required to be bifurcated and accounted for as a derivative.

        The Group has determined that there was no beneficial conversion feature attributable to any of the preference shares because the initial effective conversion prices of these preference shares were higher than the fair value of the Group's common shares determined by the Group with the assistance from an independent valuation firm.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10. Preference shares (continued)

        The key terms of the preference shares are as follows:

  Conversion

  Optional conversion

        Series A, Series A-1, Series B and Series B-1 Preference Shares are convertible, at the option of their holders, at any time after the date of issuance, into ordinary shares at an initial conversion ratio of 1:1 adjusted for share splits, share dividends, recapitalizations and similar transactions.

  Automatic conversion

        Each Series A and Series A-1 Preference Share is automatically convertible into the number of ordinary shares upon the earlier of (i) the closing of a qualified IPO, or (ii) upon the request from the holders of a majority of Series A or Series A-1 Preference Shares.

        Each Series B and Series B-1 Preference Shares shall automatically be converted into ordinary shares upon the closing of a qualified IPO.

        A qualified IPO is defined as an IPO in the United States of America pursuant to an effective registration under the Securities Act or on a reputable stock exchange in Tokyo, London, Hong Kong, Singapore or such reputable stock exchange as may be determined by the Group, with market valuation of the Group of more than US$1,000,000.

  Redemption

  Redemption period

        Prior to the issuance of the Series B Preference Shares, if the Group has not completed a qualified IPO within the 4 years after the Series A-1 Preference Shares issuance date, the holders of a majority of the then outstanding Series A and Series A-1 Preference Shares shall have the rights, at any time commencing from the 4th anniversary of the Series A and A-1 Preference Shares issuance date, to require and demand the Group to redeem all of the Series A and Series A-1 Preference Shares, respectively.

        After the issuance of Series B Preference Shares, the holders of a majority of the then outstanding Series A Preference Shares shall have the right, at any time commencing from June 30, 2014 to the 5th anniversary of the Series B Preference Shares issuance date (i.e., December 4, 2015), to require and demand the Group to redeem all of the Series A Preference Shares. If the Group has not completed a qualified IPO within 5 years after the Series B Preference Shares issuance date (i.e., December 4, 2015), each of holders of the majority of the outstanding Series A, Series A-1, Series B and Series B-1 Preference Shares shall have the right at any time thereafter to require the Group to redeem all the preference shares.

  Redemption value

        The redemption value of the Series A or Series A-1 Preference Shares shall be 100% of the subscription price of the Series A or Series A-1 Preference Shares, respectively, plus 10% annual

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10. Preference shares (continued)

interest calculated from the date of the Series A-1 Preference Shares issuance date and up to and including the date of redemption, plus all declared but unpaid dividends up to redemption closing date.

        The redemption value of the Series B or Series B-1 Preference Shares shall be 100% of the subscription price of the Series B or Series B-1 Preference Shares, respectively, plus 10% annual interest calculated from the date of the Series B Preference Shares issuance date or from the date of the first Series B-1 Preference Share issuance date, respectively, and up to and including the date of redemption, plus all declared but unpaid dividends up to redemption closing date.

        The carrying value of the Series A-1, Series B and Series B-1 Preference Shares were accreted from its carrying value on the date of issuance to the redemption value using the effective interest method over the period from date of issuance to the earliest redemption date. The accretions was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

        The issuance price of Series A Preference Shares was higher than its redemption value (see Note 1). As a result, no accretion was recorded for Series A Preference Shares.

	Series A Preference Shares		Series A-1 Preference Shares		Series B Preference Shares		Series B-1 Preference Shares		Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Amount
		US$		US$		US$		US$	US$
As at December 31, 2009	—	—	—	—	—	—	—	—	—
Gross proceeds from the issuance	—	—	19,047,620	10,000	25,210,084	45,000	—	—	55,000
Issuance cost	—	—	—	—		(99)	—	—	(99)
Exchange of ordinary shares for Series A Preference Shares	27,028,572	9,202	—	—	—	—	—	—	9,202
Deemed dividends to preference shareholders		664	—	—	—	—	—	—	664
Accretions	—	—	—	588	—	272	—	—	860

As at December 31, 2010	27,028,572	9,866	19,047,620	10,588	25,210,084	45,173	—	—	65,627

Gross proceeds from the issuance	—	—	—	—	1,037,328	2,110	15,242,995	55,000	57,110
Accretions	—	—	—	885		3,928		1,734	6,547

As at December 31, 2011	27,028,572	9,866	19,047,620	11,473	26,247,412	51,211	15,242,995	56,734	129,284

Accretions	—	—	—	962	—	4,298	—	4,973	10,233

As at December 31, 2012	27,028,572	9,866	19,047,620	12,435	26,247,412	55,509	15,242,995	61,707	139,517

  Liquidation

        A liquidation event means (i) any liquidation, winding-up, or dissolution of the Group, (ii) sale, conveyance or lease of all or substantially all of the assets/intellectual property of the Group or the primary operating companies, (iii) any consolidation, amalgamation or merger of the Group with or into any other person, or any other corporate reorganization, in which the shareholders of the Group immediately before such transaction own less than 50% of the Group's voting power immediately after such transaction, or (iv) the termination of, or making any material amendments to, any of the

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10. Preference shares (continued)

restructuring documents without the written consent of the holders of a majority of the Series B-1 Preference Shares then outstanding, the holders of a majority of the Series B Preference Shares then outstanding, the holders of a majority of the Series A-1 Preference Shares then outstanding and the holders of a majority of the Series A Preference Shares then outstanding.

        Upon any liquidation event, the assets of the Group shall be distributed in the following order:

  (i)
  First, before any distribution or payment shall be made to the holders of Series B, Series A-1, Series A Preference Shares or ordinary shares, each Series B-1 Preference Shares shall be entitled to receive, a per share amount equal to 150% of the issuance price of Series B-1 Preference Shares, plus all unpaid dividend with respect thereto.

  (ii)
  Second, before any distribution to holders of Series A, Series A-1 Preference Shares or ordinary shares, each holder of Series B Preference Shares shall be entitled to receive, a per share amount equal to 150% of the issuance price of Series B Preference Shares, plus all unpaid dividend with respect thereto.

  (iii)
  Third, each holder of Series A and Series A-1 Preference Shares shall be entitled to receive, prior and in preference to ordinary shareholders, a per share amount equal to 150% of the issuance price of Series A or Series A-1 Preference Shares, respectively, plus all unpaid dividend.

  (iv)
  If there are assets of the Group available for distribution after payment of the above items i) and ii), the remaining assets shall be distributed ratably among the holders of ordinary shares and preference shares on an as-if-converted basis.

  Dividends

        All the holders of Series A, Series A-1, Series B and Series B-1 Preference Shares are entitled to receive dividends at rate of 8% of the original issue price per annum, as adjusted for any share splits, share dividends, combinations, recapitalization or similar transactions prior and in preference to any dividend on the ordinary shares.

        The above 8% dividends shall be payable only when, as, and if declared by the Group's Board of Directors, and are noncumulative.

        The holders of Series A, Series A-1, Series B and Series B-1 Preference Shares are also entitled to receive any non-cash dividends declared by the Group's Board of Directors on an as-if-converted basis, prior and in preference to, the amounts payable to holders of ordinary shares.

  Voting rights

        The holders of Series A, Series A-1, Series B and Series B-1 Preference Shares shall vote together with the holders of ordinary shares, and not as a separate class, on all matters put before the shareholders of the Group, on an as-if-converted basis.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11. Ordinary shares

        The Company was incorporated in the Cayman Islands in May 2011. The Company is authorized to issue a maximum of 5,000,000,000 shares with a par value of US$0.00001 per share, comprised of 4,912,433,396 ordinary shares and 87,566,604 Preference Shares. In connection with the reorganization transactions described in Note 1, the Company had effected several rounds of share splits since inception. All share numbers have been retroactively restated to reflect these share splits.

12. Share incentive plan

        In March 2010, the Group authorized an employment-related stock incentive plan (the "2010 Plan"). The 2010 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group's shareholders' approval. According to the resolutions of the Board of Directors of the Company in April and November 2011, the number of ordinary shares available for issuance under the 2010 Plan was increased to 18,093,225.

        In March 2010, the Group's Board of Directors granted 3,763,540 ordinary shares under the 2010 Plan to compensate the past services of certain key management.

        In September 2010 and October 2010, the Group granted 3,195,628 options with a weighted average exercise price of US$0.12 per share under the 2010 Plan. The majority of options were to be vested over three or four years, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 or 36 equal monthly installments. Under the September 2010 grant, 100,000 share options were granted to one of the Group's employees with the entirety to vest upon the completion of an IPO. The Group did not recognize any share-based compensation for the options granted with this performance condition as the vesting of the performance condition awards is contingent upon an IPO which is not considered probable until the event happens.

        In 2011 and 2012, the Group granted 3,808,339 and 1,312,500 options with a weighted average exercise price of US$2.08 and US$2.30 per share respectively under the 2010 Plan. The majority of options were to be vested over three or four years, one fourth ( 1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 or 36 equal monthly installments.

        Valuation Assumptions:    The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	2010	2011	2012
Expected volatility	76.70%	62.80% - 69.50%	54.80% - 63.30%
Risk-free interest rate (per annum)	3.42%	3.83% - 4.53%	2.03% - 3.20%
Exercise multiple	2	2	2
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Expected forfeiture rate (post-vesting)	3.50%	0.00% - 3.50%	3.20% - 3.50%
Fair value of the underlying shares on the date of option grants (US$)	0.84	1.38 - 2.31	2.38 - 2.48

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12. Share incentive plan (continued)

        The Group estimated the risk free rate based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

        A summary of the Group's share option activities for the years ended December 31, 2010, 2011 and 2012 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2009
Granted	3,195,628	0.12
Forfeited	(36,000)	0.18

Outstanding as of December 31, 2010	3,159,628	0.12	9.67	3,169

Granted	3,808,339	2.08
Forfeited	(110,500)	1.56

Outstanding as of December 31, 2011	6,857,467	1.18	9.09	7,225

Granted	1,312,500	2.30
Forfeited	(730,939)	1.50
Exercised	(473,551)	0.56

Outstanding as of December 31, 2012	6,965,477	1.40	8.36	7,504

Exercisable as of December 31, 2012	3,246,174	0.85	7.95	5,285

        The weighted average grant date fair value of options granted for the years ended December 31, 2010, 2011 and 2012 was US$0.75, US$1.15 and US$1.32 per share, respectively.

        Share based compensation expenses for the share based awards which are based on service conditions are recognized using the straight-line attribution approach.

        For the years ended December 31, 2010, 2011 and 2012, the Group recognized share based compensation expenses of US$1,782, US$1,970 and US$1,671 respectively for ordinary shares and share options granted.

        As of December 31, 2012, there was US$4,118 of total unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share based compensation arrangement under the 2010 Plan. The expense is expected to be recognized over a weighted average period of 2.09 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13. Loss per share

        The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	As of December 31,
	2010	2011	2012
Numerator:
Net loss.	(13,871)	(83,402)	(30,401)
Series A-1 Preference Shares accretions	(588)	(885)	(962)
Series B Preference Shares accretions	(272)	(3,928)	(4,298)
Series B-1 Preference Shares accretions	—	(1,734)	(4,973)
Deemed dividends to preference shareholders	(664)	—	—

Numerator for basic and diluted loss per share	(15,395)	(89,949)	(40,634)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	50,589,146	44,245,388	44,245,388

Basic and diluted loss per share attributable to the Company's ordinary shareholders	(0.30)	(2.03)	(0.92)

        Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended December 31, 2010, 2011 and 2012, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share was 1,064,840, 5,301,345 and 7,601,619 on a weighted average basis, respectively. For the years ended December 31, 2010, 2011 and 2012, the Series A, Series A-1, Series B and Series B-1 Preference Shares of 38,794,878, 77,792,162 and 87,566,599 on a weighted average basis were also anti-dilutive and excluded from the calculation of diluted net loss per share.

        During 2012, some employees voluntarily left the Group and exercised their vested share options. The Group issued 473,551 contingently issuable shares upon the Group's initial public offering instead of normal shares to these ex-employees due to certain legal regulations in China.

        The proceeds from these option exercises was US$253, which was recorded in additional paid in capital. This number of contingently issuable shares is not included in the computation of basic net loss per share as the holders do not participate in any voting and dividend rights until the shares are actually issued, and is included in the dilutive ordinary equivalent shares using if-converted method as the conditions for issuance have been satisfied.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14. Commitments and contingencies

  (a)
  Commitments

        The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were US$1,185, US$3,479 and US$5,009 during the years ended December 31, 2010, 2011, and 2012, respectively, and were charged to the statement of comprehensive loss when incurred.

        Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Group recognizes rental expense under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent was recorded as prepaid rent. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2027. In 2012, the Group signed one significant leasing contract for the office building, which will expire in 2027.

        The Group used third party services for server custody and bandwidth. The contracts are typically 12 months in duration. The Group typically contracts these services according to the traffic level of its online marketplace and the respective server storage and bandwidth required to support the traffic.

        The Group engaged third parties for promoting its brand image through various advertising channels, including advertising on internet search engines, websites and other traditional off-line media. The amount of advertising commitment relates to the committed advertising services that have not been delivered and paid.

        As of December 31, 2012, future minimum commitments under non-cancelable agreements were as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
	US$	US$	US$	US$	US$	US$	US$
Operating lease commitment	2,935	1,757	1,208	1,140	1,020	9,388	17,448
Server custody and bandwidth fee commitment	1,569	41	—	—	—	—	1,610
Advertising commitment	3,568	43	—	—	—	—	3,611

Total	8,072	1,841	1,208	1,140	1,020	9,388	22,669

        Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2012.

  (b)
  Contingencies

        From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. When an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group's financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15. Related party transactions

        Material of related party balances as of December 31, 2010, 2011 and 2012 and transactions for the years ended December 31, 2010, 2011 and 2012 are as follows:

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Amount due from Taofang	—	714	2,152
Prepayment for investment in Taofang (included in other non current assets)	—	1,000	—

        The Group converted the prepayment into investment in early 2012 and holds 50% equity interest in Taofang. The amounts advanced to Taofang were unsecured, non-interest bearing and repayable on demand. The investment balance in Taofang was reduced to zero by December 31, 2012 due to equity loss pick up and impairment provision.

        Subsequent to December 31, 2012, the Group has received repayment of US$1,870 out of the balance of US$2,152 at December 31, 2012 from Taofang by June 30, 2013.

16. Unaudited pro forma balance sheet and earnings per share for conversion of preference shares

        Unaudited pro forma balance sheet information as of December 31, 2012 assumes the automatic conversion of all of the outstanding preference shares into ordinary shares at the original conversion ratio as described in Note 10, as if the exercise and conversion had occurred as of December 31, 2012.

        Unaudited pro forma basic and diluted net loss per ordinary share reflecting the effect of the conversion of preference shares are presented as following, as if the exercise and conversion had occurred at the beginning of the year:

For the Year Ended December 31, 2012
Numerator:
Net loss attributable to ordinary shareholders	(40,634)
Pro forma effect of conversion of preference shares	10,233

Numerator for pro forma basic and diluted loss per share	(30,401)

Denominator:
Weighted average number of ordinary shares outstanding	44,245,388
Pro forma effect of conversion of preference shares	87,566,599

Denominator for pro forma basic loss per share	131,811,987
Dilutive effect of options	—

Denominator for pro forma diluted loss per share	131,811,987

Pro forma loss per ordinary share:
Basic and diluted	(0.23)

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16. Unaudited pro forma balance sheet and earnings per share for conversion of preference shares (continued)

        For the year ended December 31, 2012, options to purchase ordinary shares contingently issuable shares were anti-dilutive and excluded from the calculation of pro forma diluted net loss per share were 7,601,619 on a weighted average basis.

17. Subsequent events

        In January 2013, the Group authorized an additional 2,080,000 Ordinary Shares under the 2010 Plan. The Group granted 1,187,000 options with an exercise price of US$2.30 to employee on January 1, 2013.

        In January 2013, 58 Technology established a subsidiary, Xiamen 58 Tongcheng Information Technology Co., Ltd. (or "Xiamen 58") in Xiamen to further develop our business in Xiamen.

        The Group has considered subsequent events through July 30, 2013, which was the date these financial statements were issued.

18. Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the Company's subsidiaries, the VIE and VIE's subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, the VIE and VIE's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, the VIE and VIE's subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to US$51,295 as of December 31, 2012. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company's subsidiaries, the VIE and VIE's subsidiaries to satisfy any obligations of the Company.

        The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE and VIE's subsidiaries (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the financial statements for the parent company for the year ended December 31, 2012. However, the Group was only reorganized with the Company being the ultimate holding company of the Group upon the completion of a series of transactions in May 2011 as described in Note 1. Therefore, condensed financial statements for 2010 relate to CCNC BVI and for 2011 and 2012 relate to the Company. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18. Restricted net assets (continued)

of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "Investments (deficit) in subsidiaries and VIEs".

        The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

        As of December 31, 2010, 2011 and 2012, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

        The Company's accounting policies are the same as the Group's policies with the exception of the accounting for the investments in subsidiaries and VIEs.

Financial information of Parent Company

BALANCE SHEETS

As of December 31, 2010, 2011 and 2012
(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2010	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	44,042	26,500	963
Amounts due from related parties	—	714	2,152

Total current assets	44,042	27,214	3,115

Non-current assets:
Prepayment for investment in Taofang	—	1,000	—

Total non-current assets	—	1,000	—

Total assets	44,042	28,214	3,115

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)
Current liabilities:
Accrued expenses and other current liabilities	38	472	82

Total current liabilities	38	472	82

Non-current liabilities:
Investments (deficit) in subsidiaries and VIEs	3,706	11,764	15,580

Total non-current liabilities	3,706	11,764	15,580

Total liabilities	3,744	12,236	15,662

Commitments and contingencies(Note 14)
Mezzanine equity
Series A Preference Shares (US$0.00001 par value, 27,028,572 shares authorized, issued and outstanding as of December 31, 2010, 2011 and 2012, respectively)	9,866	9,866	9,866
Series A-1 Preference Shares (US$0.00001 par value, 19,047,620 shares authorized, issued and outstanding as of December 31, 2010, 2011 and 2012, respectively)	10,588	11,473	12,435
Series B Preference Shares (US$0.00001 par value, 26,247,412 shares authorized, 25,210,084, 26,247,412 and 26,247,412 shares issued and outstanding as of December 31, 2010, 2011 and 2012, respectively)	45,173	51,211	55,509
Series B-1 Preference Shares (US$0.00001 par value, 15,243,000 shares authorized, 15,242,995 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	—	56,734	61,707
Total of mezzanine equity	65,627	129,284	139,517

Shareholders' (deficit):
Ordinary shares (US$0.00001 par value, 4,927,676,396, 4,912,433,396 and 4,912,433,396 shares authorized, 44,245,388 shares issued and outstanding as of December 31, 2010, 2011 and 2012 respectively)	1	1	1
Additional paid-in capital	36	—	—
Accumulated (deficit)	(25,406)	(113,349)	(152,059)
Accumulated other comprehensive income/(loss)	40	42	(6)

Total shareholders' (deficit)	(25,329)	(113,306)	(152,064)

Total liabilities, mezzanine equity and shareholders' (deficit)	44,042	28,214	3,115

Financial information of Parent Company

STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2010, 2011 and 2012
(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2010	2011	2012
Revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—

Operating expenses:
Sales and marketing expenses	—	—	—
Research and development expenses	—	—	—
General and administrative expenses	1,184	1,564	553
Share of losses of subsidiaries and VIEs	12,687	81,602	29,914

Total operating expenses	13,871	83,166	30,467

Loss from operations	(13,871)	(83,166)	(30,467)

Other (expenses)/income:
Interest income	—	11	66
Foreign currency exchange losses, net	—	(247)	—
Loss before tax	(13,871)	(83,402)	(30,401)

Income taxes benefit/(expenses)	—	—	—

Net loss	(13,871)	(83,402)	(30,401)

Exchange of ordinary shares for Series A Preference Shares	—	—	—
Preference Shares accretions	(860)	(6,547)	(10,233)
Deemed Dividends to preference shareholders	(664)	—	—

Net loss attributable to ordinary shareholders	(15,395)	(89,949)	(40,634)

Net loss attributable to 58.com Inc.	(13,871)	(83,402)	(30,401)
Foreign currency translation adjustment, net of nil tax	(38)	2	(48)

Comprehensive loss attributable to 58.com Inc.	(13,909)	(83,400)	(30,449)

Financial information of Parent Company

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2010, 2011 and 2012
(U.S. dollars in thousands, or otherwise noted)

	For the Years Ended December 31,
	2010	2011	2012
Cash flows used in operating activities	(9,204)	(74,652)	(25,790)
Cash flows from investing activities	—	—	—
Cash flows from financing activities	53,246	57,110	253
Net change in cash and cash equivalents	44,042	(17,542)	(25,537)
Cash and cash equivalents at the beginning of the year	—	44,042	26,500

Cash and cash equivalents at the end of the year	44,042	26,500	963

Non-cash supplemental financing activities
Accretions to preference shares redemption values	860	6,547	10,233
Deemed dividends to preference shareholders	664	—	—
Exchange of ordinary shares for Series A Preference Shares	9,202	—	—
Conversion of convertible note to Series A-1 Preference Shares	1,500	—	—

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. The post-offering amended and restated articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through fraud or dishonesty.

        Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        Since its formation on January 5, 2010, China Classified Network Corporation has issued the following securities (including options to acquire our ordinary shares), which were outstanding prior to the share exchange between China Classified Network Corporation and 58.com Inc. in July 2011. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. In July 2011, 58.com Inc. entered into a share exchange agreement with the then shareholders of China Classified Network Corporation, under the terms of which 58.com Inc. issued one preference or ordinary share in exchange for each preference or ordinary share that these shareholders held in China Classified Network Corporation. As a result of the share exchange, 58.com Inc. became our ultimate holding company.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Jinbo Yao	January 5 and March 5, 2010	24,000,000 ordinary shares	US$60.0	Not applicable
Jianbo Su	January 5 and March 5, 2010	6,238,096 ordinary shares	US$30.0	Not applicable
Baoshan Wang	January 5 and March 5, 2010	2,076,192 ordinary shares	US$10.0	Not applicable
Dong Yang	March 5, 2010	1,961,904 ordinary shares	None	Not applicable
SB Asia Investment Fund II L.P.(1)	March 5, 2010	27,028,572 series A preference shares	US$4.8 million(1)	Not applicable
DCM V, L.P. and Affiliates	March 15, 2010	19,047,620 series A-1 preference shares	US$10.0 million	Not applicable
Certain directors, officers, and employees	September to October 2010	Options to purchase 3,159,628 ordinary shares	Past and future services to our company	Not applicable
WP X Asia Online Investment Holdings Limited	December 9, 2010	19,607,844 series B preference shares	US$35.0 million	Not applicable
DCM V, L.P. and Affiliates	December 9, 2010	2,801,120 series B preference shares	US$5.0 million	Not applicable
Jinbo Yao	December 9, 2010	2,801,120 series B preference shares	US$5.0 million	Not applicable
Jinbo Yao, Dong Yang, Xiaohua Chen and six other individuals	December 17, 2010	9,969,196 ordinary shares	Past services to our company	Not applicable
Recruit Co., Ltd.	March 24, 2011	1,037,328 series B preference shares	US$2.1 million	Not applicable
Certain directors, officers, and employees	February 2011	Options to purchase 332,000 ordinary shares	Future services to our company	Not applicable
Certain directors, officers, and employees	April 1, 2011	Options to purchase 410,000 ordinary shares	Future services to our company	Not applicable
Certain directors, officers, and employees	May 31, 2011	Options to purchase 2,388,339 ordinary shares	Past and future services to our company	Not applicable
Certain directors, officers, employees and a consultant	July 31, 2011	Options to purchase 80,000 ordinary shares	Past and future services to our company	Not applicable
WP X Asia Online Investment Holdings Limited	August 4, 2011	11,640,105 series B-1 preference shares	US$42.0 million	Not applicable
WP X Asia Online Investment Holdings Limited	September 30, 2011	3,602,890 series B-1 preference shares	US$13.0 million	Not applicable
Certain directors, officers, and employees	November 30, 2011	Options to purchase 598,000 ordinary shares	Future services to our company	Not applicable
Certain directors, officers, and employees	March 31, 2012	Options to purchase 479,000 ordinary shares	Future services to our company	Not applicable

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Certain directors, officers, and employees	May 31, 2012	Options to purchase 342,000 ordinary shares	Future services to our company	Not applicable
Certain directors, officers, and employees	August 31, 2012	Options to purchase 35,500 ordinary shares	Future services to our company	Not applicable
Certain directors, officers, and employees	November 30, 2012	Options to purchase 264,000 ordinary shares	Future services to our company	Not applicable
Certain directors, officers, and employees	December 31, 2012	Options to purchase 192,000 ordinary shares	Future services to our company	Not applicable
Certain directors, officers, and employees	January 1, 2013	Options to purchase 1,187,000 ordinary shares	Past and future services to our company	Not applicable

Note:

(1)
SB Asia's US$4.8 million investment in one of our subsidiaries was consideration paid for the 27,028,572 series A preference shares of our company issued through a share swap arrangement in an offshore restructuring.

ITEM 8.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-8 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                        , on                        , 2013.

58.com Inc.
By:	Name: Jinbo Yao Title: Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints                        and                         as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Jinbo Yao	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Name: Hao Zhou	Chief Financial Officer (principal financial and accounting officer)

Signature	Title	Date

Name: Wensheng Cai	Director
Name: Dong Yang	Director
Name: Frank Lin	Director
Name: Julian Cheng	Director

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of 58.com Inc. has signed this registration statement or amendment thereto in                        on                         , 2013.

Authorized U.S. Representative
By:	Name: Title:

58.com Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering.
4.1*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3).
4.2*	Registrant's Specimen Certificate for Ordinary shares.
4.3*	Deposit Agreement, dated as of , 2013, among the Registrant, the depositary and holders of the American Depositary Receipts.
4.4	Share Exchange Agreement dated July 6, 2011 among the Registrant, China Classified Network Corporation and the then existing shareholders of China Classified Network Corporation.
4.5†	Amended and Restated Shareholders' Agreement dated as of August 4, 2011 among the Registrant, its ordinary shareholders and preference shareholders.
4.6	Series B-1 Preference Share Subscription Agreement dated July 23, 2011 among the Registrant, Jinbo Yao, Jianbo Su, Baoshan Wang, Nihao China Corporation, China Classified Information Corporation Limited, Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and WP X Asia Online Investment Holdings Limited.
5.1*	Opinion of Conyers Dill & Pearman (Cayman) Limited regarding the validity of the ordinary shares being registered.
8.1*	Opinion of Conyers Dill & Pearman (Cayman) Limited regarding certain Cayman Islands tax matters.
8.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters.
10.1†	2010 Employee Stock Option Plan.
10.2*	Form of Indemnification Agreement with the Registrant's directors.
10.3*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.
10.4*	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011.
10.5*	English translation of the Equity Interest Pledge Agreement, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013.
10.6*	English translation of the Exclusive Option Agreement and the Amended, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013.
10.7*	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013.
21.1	Principal subsidiaries of the Registrant.

Exhibit Number	Description of Document
23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.
23.2*	Consent of Conyers Dill & Pearman (Cayman) Limited (included in Exhibit 5.1).
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.3).
23.4*	Consent of Han Kun Law Offices (included in Exhibit 99.2).
23.5*	Consent of iResearch.
24.1*	Powers of Attorney (included on signature page).
99.1*	Code of Business Conduct and Ethics of the Registrant.
99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters.

*
To be filed by amendment.

†
Previously filed.